As filed with the Securities and Exchange Commission on August 25, 2006
Registration Number 333- ________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

CLEVELAND BIOLABS, INC.
(Name of small business issuer in our charter)

Delaware (State or other jurisdiction of incorporation or organization)	8731 (Primary Standard Industrial Classification Code Number)	20-0077155 (I.R.S. Employer Identification No.)

11000 Cedar Ave.
Suite 290
Cleveland, Ohio 44106
(216) 229-2251
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Dr. Michael Fonstein
Chief Executive Officer & President
Cleveland BioLabs, Inc.
11000 Cedar Ave.
Suite 290
Cleveland, Ohio 44106
(216) 229-2251
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Ram Padmanabhan, Esq. Katten Muchin Rosenman LLP 525 West Monroe Street Chicago, Illinois 60661 (312) 902-5200 / (312) 902-1061 (Telecopy)

Approximate date of commencement of proposed sale to the public:

From time to time after the effective date of this Registration Statement, as determined by the selling shareholders.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
Common stock, par value $0.005 per share	3,953,801	$4.84	$19,136,397	$2,048
Common stock, par value $0.005 per share, issuable upon exercise of warrants	170,000	$8.70	$1,479,000	$159
Common stock, par value $0.005 per share, issuable upon exercise of warrants	329,800	$2.00	$659,600	$71

(1) Pursuant to Rule 416 under the Securities Act, such number of common stock registered hereby shall also include an indeterminate number of additional common stock that may be issued from time to time as a result of anti-dilution adjustments pursuant to the terms of the warrants and stock splits, stock dividends or similar transactions.

(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) and Rule 457(g) under the Securities Act of 1933, as amended, and based upon the average of the high and low sales prices reported for the common stock on the Nasdaq Capital Market on August 21, 2006.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

SUBJECT TO COMPLETION, DATED AUGUST 25, 2006

4,453,601 Shares

CLEVELAND BIOLABS, INC.
Common Stock, $0.005 Par Value

This prospectus relates to up to 4,453,601 shares of our common stock that may be offered for sale from time to time by the selling stockholders named in this prospectus. Of these 4,453,601 shares of common stock:

•	3,953,801 shares were acquired pursuant to a private placement between us and the applicable selling stockholder;

•
up to 329,800 shares of common stock may be acquired at the price of $2.00 per share upon the exercise of warrants, which were issued to the selling stockholders pursuant to a private placement between us and those selling stockholders; and

•	up to 170,000 shares of common stock may be acquired at the price of $8.70 per share upon the exercise of warrants issued to designees of the underwriters in our initial public offering.

All of these shares of common stock may be sold by the selling stockholders named in this prospectus, or their respective transferees, pledgees, donees or successors-in-interest. The selling stockholders will receive all proceeds from the sale of the shares of our common stock being offered in this prospectus. We will receive the exercise price of the warrants upon their exercise by the selling stockholders holding warrants. We are registering the offer and sale of the shares of common stock to satisfy registration rights that we have granted.

The shares of common stock to which this prospectus relates may be offered and sold from time to time directly by the selling stockholders or alternatively through ordinary brokerage transactions directly to market makers of our shares or through any other means described in “Plan of Distribution” beginning on page 69. The shares of common stock may be sold in one or more transactions, at fixed prices, at prevailing market prices at the time of sale or at negotiated prices.

Our common stock is quoted on the Nasdaq Capital Market under the symbol “CBLI”. Our common stock is also listed on the Boston Stock Exchange under the symbol “CFB”. The last reported sales price of our common stock on the Nasdaq Capital Market on August 21, 2006, 2006 was $4.80 per share.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is _____________, 2006.

You should only rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. The information contained in, or that can be accessed through, our website is not a part of this prospectus. The selling stockholders will only sell shares of our common stock and seek offers to buy shares of our common stock in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of the prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock.

i

PROSPECTUS SUMMARY

This summary does not contain all of the information you should consider before buying shares of our common stock. We urge you to read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors” and the financial statements and notes to those financial statements included elsewhere in this prospectus, before deciding to invest in shares of our common stock. In this prospectus, unless the context otherwise requires, the terms “CBL”, “company”, “we”, “us”, and “our” refer to Cleveland BioLabs, Inc., a Delaware corporation, and, unless the context otherwise requires, “common stock” refers to the common stock, par value $0.005 per share, of Cleveland BioLabs, Inc.

Our Company

We are a development-stage company engaged in drug discovery. Our goal is to identify and develop new types of drugs for protection of normal tissues from exposure to radiation and other stresses, such as toxic chemicals and for cancer treatment. Our initial target is to develop a drug to protect humans from the effects of exposure to radiation, whether as a result of military or terrorist acts or as a result of a nuclear accident. Recent acts of terrorism and the proliferation of nuclear weapons programs in rogue states have created a more immediate demand for further research and development in this area. Other potential applications of our drug candidates include reducing the side effects of cancer treatment as well as killing tumor cells.

Our development efforts are based on discoveries made in connection with the investigation of the cell-level process known as apoptosis. Apoptosis is a highly specific and tightly regulated form of cell death that can occur in response to external events such as exposure to radiation or toxic chemicals or to internal stresses. Apoptosis is a major determinant of tissue damage caused by a variety of medical conditions including cerebral stroke, heart attack or acute renal failure. Conversely, however, apoptosis also is an important protective mechanism that allows the body to shed itself of defective cells, which otherwise can cause cancerous growth.

Research has demonstrated that apoptosis is sometimes suppressed naturally. For example, most cancer cells develop resistance to apoptotic death caused by drugs or natural defenses of the human body. Our research is geared towards identifying the means by which apoptosis can be affected and manipulated depending on the need.

If the need is to protect healthy tissues against an external event such as exposure to nuclear radiation, we attempt to suppress apoptosis in those healthy tissues thereby imitating the apoptotic-resistant tendencies displayed by cancer cells. A drug with this effect would also be useful in ameliorating the often severe side effects of anticancer drugs and radiation that cause collateral damage to healthy tissues during cancer treatment. Because the severe side effects of anticancer drugs and radiation often limit their dosage in cancer patients, an apoptosis suppressant drug may enable a more aggressive treatment regimen using anticancer drugs and radiation and thereby increase their effectiveness.

On the other hand, if the need is to kill cancerous cells, we attempt to restore apoptotic mechanisms that are suppressed in tumors so that those cancerous cells will once again become vulnerable to apoptotic death. In this regard, we believe that our drug candidates could be vital to the treatment of cancer patients.

Our Products and Technology

Through our research and development, or R&D, and our strategic partnerships, we have established a technological foundation for the development of new pharmaceuticals and their rapid preclinical evaluation. We have acquired rights to develop and commercialize the following prospective drugs:

•
Protectans are modified proteins of microbes and tumors that protect cells from apoptosis, and which therefore have a broad spectrum of potential applications. These potential applications include both non-medical applications such as protection from exposure to radiation, whether as a result of military or terrorist action or as a result of a nuclear accident, as well as medical applications such as reducing cancer treatment side effects.

•
Curaxins are small molecules designed to kill tumor cells by simultaneously targeting two regulators of apoptosis. Initial test results indicate that curaxins can be effective against a number of malignancies, including renal cell carcinoma, or RCC (a highly fatal form of kidney cancer), soft-tissue sarcoma and hormone refractory prostate cancer.

In the area of radiation protection, we have achieved high levels of protection in animal models. With respect to cancer treatment, the biology of cancer is such that there is no single drug that can be successfully used to treat 100% or even 50% of all cancer patients. This means that there likely will be a need for additional anticancer drugs for each type of cancer.

These drug candidates demonstrate the value of our scientific foundation. Based on the expedited approval process currently available for non-medical applications such as protection from exposure to radiation, our most advanced drug candidate, Protectan CBLB502, may be approved for such applications within 18-36 months. Another drug candidate, Curaxin CBLC102 is poised to enter Phase IIa clinical trials later in 2006.

A pilot study conducted from December 2005 to July 2006 by Frontier Biotechnologies, Inc. at the National Chengdu Center for Safety Evaluation of Traditional Chinese Medicine in China in which 20 non-human primates received lethal doses of radiation demonstrated a 10-day delay of radiation-associated mortality and a significant reduction in death rates (from 75% to 25%) in the group of animals treated with Protectan CBLB502 without any associated signs of toxicity. An equal degree of protection was achieved in a subgroup of non-human primates that were previously exposed to Protectan CBLB502 demonstrating that Protectan CBLB502 is effective despite multiple administrations, which is not always the case with most protein based drugs. In addition, in the Protectan CBLB502 treated group, half of the non-human primates that survived radiation showed no gross pathologies. In the rest of the survivors from this group, radiation-induced damage to the lymphoid organs and gastrointestinal tract was significantly less pronounced than that suffered by survivors in the control group, which received no radioprotectants. The observed radioprotective efficacy of Protectan CBLB502 may be attributed to a rapid and substantial increase in the blood concentration of a number of tissue protecting growth factors and cytokines following its injection. Although these results are preliminary in nature and results discovered in animal trials are often not indicative of results in humans, they are encouraging because they indicate that Protectan CBLB502 has radioprotective properties.

A pre-IND (Investigational New Drug application) meeting was held with the Food and Drug Administration, or FDA, on January 12, 2006. As a result of the meeting, the FDA stated that it will allow us to proceed with the initiation of clinical trials of Curaxin CBLC102 in patients (after submitting and gaining IND approval) using a staged-cohort escalating dose design in the first study, which means that we can initiate our first clinical study using a small number of patients to confirm the safety of the drug in humans before enrolling the full study at a higher dosage level. On May 26, 2006, we filed our IND application with the FDA to begin clinical trials in patients with androgen-independent prostate cancer. On June 26, 2006, the FDA advised us that we may initiate clinical Phase II studies after making additional minor modifications to the protocol for such clinical studies. We will conduct the first study in prostate cancer patients at the Taussig Cancer Center of the Cleveland Clinic and Case Western Reserve University.

Our Markets

Protectan CBLB502 is being developed in part to address the unmet need of protection against exposure to nuclear radiation. Recent acts and threats of terrorism and the proliferation of nuclear weapons programs in rogue states have magnified the need for radiation-protecting agents, or radioprotectants, in non-medical applications. The Project BioShield Act, which President Bush signed into law in July 2004, allocated $5.6 billion over ten years to fund the research, development and procurement of drugs, biological products or devices to treat or prevent injury from exposure to biological, chemical, radiological or nuclear agents as a result of a military, terrorist or nuclear attack. The importance and urgency of developing tissue-protecting agents for these kinds of emergency applications are so great that the FDA approval process is scaled down to preclinical and Phase I trials. Under new FDA rules, costly and time-consuming Phase II and III studies are not required for these non-medical applications. Because Phase II and Phase III testing, which each involve testing a drug candidate on large numbers of participants who suffer from the targeted disease and condition, can last for a total of anywhere from three to six or more years, being permitted to bypass those phases represents a significant time and cost savings towards obtaining FDA approval. Without Phase II and Phase III testing, the FDA approval process is based on efficacy testing in primates and safety testing in humans conducted during preclinical and Phase I trials.

The protection of healthy tissues against side effects of radiation treatment and anticancer drugs provides another application, and, therefore, another market opportunity for Protectan CBLB502. Approximately, 50 - 60% of cancer patients are treated with radiation sometime during the progression of the disease. To obtain optimal results, physicians attempt to strike a judicious balance between the total dose of radiotherapy and the adverse effect on surrounding healthy tissues. If there were a means by which these tissues could be protected from radiotherapy, more aggressive treatment regimens could be possible. In contrast to non-medical applications, use of Protectan CBLB502 to ameliorate the side effects of radiation treatment and anticancer drugs is subject to the full FDA approval process.

CBL’s primary targets for curaxins are three treatment-resistant forms of cancer — RCC, soft-tissue sarcoma and hormone refractory prostate cancer.

RCC is a niche cancer that accounts for 3% of all cancer cases in the United States, but it is the most common type of kidney cancer in adults. In the United States, approximately 35,000 — 40,000 patients are diagnosed with RCC annually. Soft-tissue sarcomas are rare, representing only about 1% of all cancer cases. According to the American Cancer Society, approximately 9,400 new cases of soft-tissue sarcoma are projected to be diagnosed in the United States in 2006, which are projected to be responsible for approximately 3,500 deaths. Other than skin cancer, prostate cancer is the most common cancer in men in the United States. According to the American Cancer Society, an estimated 234,460 cases are projected to be diagnosed with prostate cancer in 2006.

Our Industry

CBL is a biotechnology, or biotech, company focused on developing bio-defense and cancer treatment products. Historically, biotech was defined by newly discovered “genetic engineering” technology, which was first developed in universities and new startup biotech companies in the mid-1970s. Later, other technologies (based on a constant flow of discoveries in the field of biology) started playing a leading role in biotech development. Medicine, and specifically drug development, is a lucrative field for use of these technologies. Large pharmaceutical, or Pharma, companies joined the biotech arena through licensing, sponsored research and corporate agreement relationships. Today biotech is a $300 billion industry (based on total market capitalization) and includes large companies such as Amgen and Genentech.

The traditional biotech business model is a derivative of the long drug development process. Typical biotech companies go through the following stages:

•	During the first stage, biotech companies fund their development through equity or debt financings while conducting R&D, which culminates in phased drug trials.

•
During the second stage, when their lead drug candidates enter the drug trials, biotech companies may start licensing their drug candidates to Pharma companies in order to (1) generate revenues, (2) gain access to additional expertise, and (3) establish relations with major players in the market who can eventually take a leading role in distributing successful drugs.

•	At the most advanced stage, biotech companies generate revenues by selling drugs or other biotech products to consumers or through alliances of equals.

Today, with the Project BioShield Act, biotech companies now have greater access to grants and contracts with the U.S. government. Several biotech companies have secured grants and contracts from the U.S. government to develop drugs and vaccines as a medical counter-measure against potential terrorist attacks. For biotech companies focused on these types of drugs and vaccines, this type of funding together with the scaled down FDA approval process are major departures from the traditional biotech business model.

CBL is focusing its R&D efforts in the following areas:

•	protecting against the effects of radiation;

•	reducing cancer treatment side effects; and

•	developing anticancer drugs against several specific forms of cancer.

While there are a number of biotech companies and Pharma companies that attempt to develop new anti-radiation and anticancer drugs to treat these medical conditions, these areas are nevertheless considered unmet medical needs, which means that there are currently no existing methods to satisfactorily treat these medical conditions.

Our Strategies and Objectives

Our primary objective is to become a leading developer of drugs for the protection of human tissues against radiation and other stresses and for cancer treatment. Key elements of our strategy include:

Aggressively working towards the commercialization of Protectan CBLB502. Our most advanced drug candidate, Protectan CBLB502, offers the potential to protect normal tissues against exposure to radiation. Because of the potential military and defense implications of such a drug, the normally lengthy FDA approval process for these non-medical applications is substantially abbreviated resulting in a large cost savings to us, and we anticipate having a developed drug available for these non-medical applications within 18-36 months.

Leveraging our relationship with the Cleveland Clinic Foundation. The Cleveland Clinic Foundation, one of the top research medical facilities in the world, is one of our co-founders. In addition to providing us with drug leads and technologies, the Cleveland Clinic will share valuable expertise with us as clinical trials are performed on our drug candidates.

Utilizing governmental initiatives to target our markets. Our focus on drug candidates like Protectan CBLB502, which has applications that have been deemed useful for military and defense purposes, provides us with a built-in market for our drug candidates. This enables us to invest less in costly retail and marketing resources. In an effort to improve our responsiveness to military and defense needs, we have established a collaborative relationship with the Armed Forces Radiobiology Research Institute.

Utilizing other strategic relationships. We have collaborative relationships with other leading organizations that enhance our drug development and marketing efforts. For example, one of our founders with whom we maintain a strategic partnership is ChemBridge Corporation. Known for its medicinal chemistry expertise and synthetic capabilities, ChemBridge provides valuable resources to our drug development research.

Risk Factors

Our business is subject to numerous risks as discussed more fully in the section entitled “Risk Factors” immediately following this prospectus summary. Principal risks of our business include:

•
We are a development stage company with a history of operating losses. We expect to continue to incur losses and may exhaust our financial resources before we are able to complete the development of our drug candidates.

•	Development of our drug candidates will be an expensive and time-consuming process. We may therefore require substantial additional financing to meet our business objectives.

•	Our success depends in large part on the results as well as the cost of our R&D. Failures in our R&D efforts or substantial increases in our R&D costs would adversely affect our results of operations.

•	We are subject to significant and complex government regulations, which may delay or prevent the commercialization of any drug candidates.

•
Our intellectual property is based primarily upon licensed patents and license agreements with our collaborators. If we lose any of the rights under these agreements, our ability to commercialize our drug candidates would be materially harmed.

•
Before obtaining required regulatory approvals for the commercial sale of any of our drug candidates, we must demonstrate through pre-clinical testing and clinical trials that our drug candidates are safe and effective for use in humans. We are subject to numerous risks inherent in conducting clinical trials any of which could delay or prevent us from developing or commercializing our drug candidates.

Recent Developments

On July 12, 2006, we received notification from the National Cancer Institute, or NCI, of the National Institutes of Health, or NIH, that we have been awarded a Phase II Small Business Innovation Research, or SBIR, grant in the amount of $750,000. The grant will provide funding towards the evaluation of the efficacy and toxicity of a new class of therapeutic candidates for the treatment of neuroblastoma and identification of lead compounds that will serve as the basis for the development of targeted therapy.

Our Information

We were incorporated in Delaware in June 2003. On July 21, 2006, our stock began trading on the Nasdaq Capital Market under the symbol “CBLI” and on the Boston Stock Exchange under the symbol “CFB.” Our principal executive offices are located at 11000 Cedar Avenue, Suite 290, Cleveland, Ohio 44106 and our telephone number is (216) 229-2251. Our website is located at http://www.cbiolabs.com. Information contained on our website is not incorporated by reference into this prospectus and you should not consider information on our website as part of this prospectus.

THE OFFERING

Common stock offered by the selling stockholders	4,453,601 shares

Common stock currently outstanding	11,826,389 shares

Use of proceeds	We will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholders

Nasdaq Capital Market Symbol	CBLI

Boston Stock Exchange Symbol	CFB

The number of shares of common stock currently outstanding is based on the number of shares outstanding as of July 31, 2006 and excludes:

•	483,490 shares of common stock issuable upon exercise of outstanding options with exercise prices ranging from $0.66 to $6.00 per share;

•	764,424 shares of common stock issuable upon exercise of warrants with exercise prices ranging from $1.13 to $8.70 per share; and

•	1,955,000 shares of common stock reserved for issuance under our 2006 Equity Incentive Plan.

SUMMARY FINANCIAL DATA

We have derived the following summary financial data for the years ended December 31, 2005, December 31, 2004 and December 31, 2003 from our audited financial statements and the summary financial data for the six months ended June 30, 2006 and 2005 from our unaudited interim financial statements. In the opinion of our management, this information contains all adjustments necessary for a fair presentation of our results of operations and financial condition for such periods. The information below is not necessarily indicative of the results of future operations and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

Statement of Operations Data

	Three Months Ended June 30, 2006	Three Months Ended June 30, 2005	Six Months Ended June 30, 2006	Six Months Ended June 30, 2005	December 31, 2005	December 31, 2004	Period from June 5, 2003 (Inception) to December 31, 2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Total Revenues	$574,996	$77,193	$1,153,420	$197,931	$1,138,831	$636,341	$75,000
Operating Expenses
Research and Development	$1,558,117	$417,794	$3,060,480	$660,587	$2,640,240	$2,892,967	$143,258
Selling, General and Administrative	$305,782	$208,151	$658,681	$371,680	$986,424	$262,817	$68,636
Income (Loss) from Operations	$(1,288,903)	$(548,752)	$(2,565,741)	$(834,336)	$(2,487,833)	$(2,519,443)	$(136,894)
Net Income (Loss)	$(1,278,008)	$(512,795)	$(2,530,153)	$(796,970)	$(2,386,455)	$(2,523,142)	$(136,826)

Balance Sheet Data

	June 30, 2006	December 31, 2005	December 31, 2004	December 31, 2003
	(unaudited)
Cash and Cash Equivalents	$2,144	$1,206,462	$94,741	$10,126
Total Assets	$2,423,672	$4,253,333	$382,219	$32,108
Total Liabilities	$1,026,136	$696,729	$756,433	$143,934
Total Stockholders’ Equity	$1,397,536	$3,556,604	$(374,214)	$(111,826)

RISK FACTORS

An investment in our common stock is highly speculative, involves a high degree of risk, and should be made only by investors who can afford a complete loss. You should carefully consider the following risk factors with all of the other information included in this prospectus before you decide whether to buy our common stock. Any of the following risks could materially adversely affect our business, financial condition or operating results and could result in a partial or complete loss of your investment. The risks and uncertainties described below are not, however, the only ones that we may face. Additional risks and uncertainties not currently known to us, or that we currently believe are not material, could also materially adversely affect our business, financial condition or operating results.

Risks Specific to Us

We are a development stage company with a history of operating losses. We expect to continue to incur losses and may not continue as a going concern.

We are a development stage company with a history of losses and can provide no assurance as to future operating results. As a result of losses that will continue throughout our development stage, we may exhaust our financial resources and be unable to complete the development of our drug candidates.

We have sustained losses from operations in each fiscal year since our inception in June 2003. In 2004, we had operating losses of approximately $2,500,000, and in 2005, we had operating losses of approximately $2,400,000. We had an accumulated deficit of approximately $2,700,000 in 2004, approximately $5,200,000 in 2005, and approximately $7,900,000 as of June 30, 2006. To date, we have raised approximately $15,000,000 in equity financing. We expect losses to continue for the next several years as we spend substantial additional sums on the continued R&D of proprietary drugs and technologies, and there is no certainty that we will ever become profitable as a result of these expenditures.

Our ability to become profitable depends primarily on the following factors:

•	our ability to obtain approval for, and if approved, to successfully commercialize, Protectan CBLB502;

•	our ability to bring to market other proprietary drugs that are progressing through our development process;

•	our R&D efforts, including the timing and cost of clinical trials; and

•	our ability to enter into favorable alliances with third-parties who can provide substantial capabilities in clinical development, regulatory affairs, sales, marketing and distribution.

Even if we successfully develop and market our drug candidates, we may not generate sufficient or sustainable revenue to achieve or sustain profitability.

Development of our drug candidates will be an expensive process and we therefore may require substantial additional financing in order to meet our business objectives.

We anticipate that the net proceeds received from our initial public offering, together with our existing cash holdings, will be sufficient to meet cash requirements for at least the next 24 months. Upon expiration of this 24-month period, or sooner if we experience unanticipated cash requirements, we may be required to issue equity or debt securities or enter into other financial arrangements, including relationships with corporate and other partners, in order to raise substantial additional capital during the period of drug development and FDA testing. Depending upon market conditions, we may not be successful in raising sufficient additional capital for our long-term requirements. If we fail to raise sufficient additional financing, we will not be able to develop our drug candidates, and may be required to reduce staff, reduce or eliminate R&D, slow the development of our drug candidates, outsource or eliminate several business functions or shut down operations. Even if we are successful in raising such additional financing, we may not be able to successfully complete planned clinical trials, development, and marketing of all, or of any, of our drug candidates. In such event, our business, prospects, financial condition and results of operations could be materially adversely affected.

We were formed in 2003 and commenced operations in the latter half of 2003. As a result, we have a limited operating history, which does not afford investors a sufficient history on which to base an investment decision.

We were formed in June 2003. Accordingly, we have a limited operating history. Investors must consider the risks and difficulties frequently encountered by early stage companies, particularly in the rapidly evolving biopharmaceutical industry. Such risks include the following:

•	competition from companies that have substantially greater assets and financial resources than we have;

•	need for regulatory approval and commercial acceptance of drugs;

•	ability to anticipate and adapt to a competitive market and rapid technological developments;

•	amount and timing of operating costs and capital expenditures relating to expansion of our business, operations and infrastructure;

•	need to rely on multiple levels of outside funding due to the length of drug development cycles and government approved protocols associated with the biopharmaceutical industry; and

•	dependence upon key personnel including key independent consultants and advisors.

We cannot be certain that our strategies will be successful or that we will successfully address these risks. In the event that we do not successfully address these risks, our business, prospects, financial condition and results of operations could be materially and adversely affected.

Development of pharmaceutical products is a time-consuming process, subject to a number of factors, many of which are outside of our control. Consequently, we can provide no assurance of the successful and timely development of new drugs.

Our drug candidates are in their developmental stage. Further development and extensive testing will be required to determine their technical feasibility and commercial viability. Our success will depend on our ability to achieve scientific and technological advances and to translate such advances into reliable, commercially competitive drugs on a timely basis. Drugs that we may develop are not likely to be commercially available for a few years. The proposed development schedules for our drug candidates may be affected by a variety of factors, including technological difficulties, proprietary technology of others, and changes in government regulation, many of which will not be within our control. Any delay in the development, introduction or marketing of our drug candidates could result either in such drugs being marketed at a time when their cost and performance characteristics would not be competitive in the marketplace or in the shortening of their commercial lives. In light of the long-term nature of our projects, the unproven technology involved and the other factors described elsewhere in “Risk Factors”, we may not be able to complete successfully the development or marketing of any drugs.

We may fail to successfully develop and commercialize our drug candidates because they:

•	are found to be unsafe or ineffective in clinical trials;

•	do not receive necessary approval from the FDA or foreign regulatory agencies;

•	fail to conform to a changing standard of care for the diseases they seek to treat; or

•	are less effective or more expensive than current or alternative treatment methods.

Drug development failure can occur at any stage of clinical trials and as a result of many factors and there can be no assurance that we or our collaborators will reach our anticipated clinical targets. Even if we or our collaborators complete our clinical trials, we do not know what the long-term effects of exposure to our drug candidates will be. Furthermore, our drug candidates may be used in combination with other treatments and there can be no assurance that such use will not lead to unique safety issues. Failure to complete clinical trials or to prove that our drug candidates are safe and effective would have a material adverse effect on our ability to generate revenue and could require us to reduce the scope of or discontinue our operations.

We must comply with significant and complex government regulations, compliance with which may delay or prevent the commercialization of our drug candidates.

The R&D, manufacture and marketing of drug candidates are subject to regulation, primarily by the FDA in the United States and by comparable authorities in other countries. These national agencies and other federal, state, local and foreign entities regulate, among other things, R&D activities (including testing in primates and in humans) and the testing, manufacturing, handling, labeling, storage, record keeping, approval, advertising and promotion of the products that we are developing. Noncompliance with applicable requirements can result in various adverse consequences, including approval delays or refusals to approve drug licenses or other applications, suspension or termination of clinical investigations, revocation of approvals previously granted, fines, criminal prosecution, recalls or seizures of products, injunctions against shipping drugs and total or partial suspension of production and/or refusal to allow a company to enter into governmental supply contracts.

The process of obtaining FDA approval has historically been costly and time consuming. Current FDA requirements for a new human drug or biological product to be marketed in the United States include: (1) the successful conclusion of pre-clinical laboratory and animal tests, if appropriate, to gain preliminary information on the product’s safety; (2) filing with the FDA of an IND application to conduct human clinical trials for drugs or biologics; (3) the successful completion of adequate and well-controlled human clinical investigations to establish the safety and efficacy of the product for its recommended use; and (4) filing by a company and acceptance and approval by the FDA of a New Drug Application, or NDA, for a drug product or a biological license application, or BLA, for a biological product to allow commercial distribution of the drug or biologic. A delay in one or more of the procedural steps outlined above could be harmful to us in terms of getting our drug candidates through clinical testing and to market.

The FDA reviews the results of the clinical trials and may order the temporary or permanent discontinuation of clinical trials at any time if it believes the drug candidate exposes clinical subjects to an unacceptable health risk. Investigational drugs used in clinical studies must be produced in compliance with current good manufacturing practice, or GMP, rules pursuant to FDA regulations.

Sales outside the United States of products that we develop will also be subject to regulatory requirements governing human clinical trials and marketing for drugs and biological products and devices. The requirements vary widely from country to country, but typically the registration and approval process takes several years and requires significant resources. In most cases, even if the FDA has not approved a product for sale in the United States, the product may be exported to any country if it complies with the laws of that country and has valid marketing authorization by the appropriate authority. There are specific FDA regulations that govern this process.

We also are subject to the following risks and obligations, among others:

•	The FDA or foreign regulators may interpret data from pre-clinical testing and clinical trials in different ways than we interpret them.

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If regulatory approval of a product is granted, the approval may be limited to specific indications or limited with respect to its distribution. In addition, many foreign countries control pricing and coverage under their respective national social security systems.

•	The FDA or foreign regulators may not approve our manufacturing processes or manufacturing facilities.

•	The FDA or foreign regulators may change its approval policies or adopt new regulations.

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Even if regulatory approval for any product is obtained, the marketing license will be subject to continual review, and newly discovered or developed safety or effectiveness data may result in suspension or revocation of the marketing license.

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If regulatory approval of the product candidate is granted, the marketing of that product would be subject to adverse event reporting requirements and a general prohibition against promoting products for unapproved or “off-label” uses.

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In some foreign countries, we may be subject to official release requirements that require each batch of the product we produce to be officially released by regulatory authorities prior to its distribution by us.

•	We will be subject to continual regulatory review and periodic inspection and approval of manufacturing modifications, including compliance with current GMP regulations.

We can provide no assurance that our drug candidates will obtain regulatory approval or that the results of clinical studies will be favorable.

The testing, marketing and manufacturing of any product for use in the United States will require approval from the FDA. We cannot predict with any certainty the amount of time necessary to obtain such FDA approval and whether any such approval will ultimately be granted. For example, the FDA raised concerns in connection with the clinical study regimens for Curaxin CBLC102 because part of our demonstration with respect to safety relies on samples of a previously marketed formulation of a related compound, which is no longer available. Preclinical and clinical trials may reveal that one or more products are ineffective or unsafe, in which event further development of such products could be seriously delayed or terminated. Moreover, obtaining approval for certain products may require testing on human subjects of substances whose effects on humans are not fully understood or documented. Delays in obtaining FDA or any other necessary regulatory approvals of any proposed drug and failure to receive such approvals would have an adverse effect on the drug’s potential commercial success and on our business, prospects, financial condition and results of operations. In addition, it is possible that a proposed drug may be found to be ineffective or unsafe due to conditions or facts that arise after development has been completed and regulatory approvals have been obtained. In this event, we may be required to withdraw such proposed drug from the market. To the extent that our success will depend on any regulatory approvals from government authorities outside of the United States that perform roles similar to that of the FDA, uncertainties similar to those stated above will also exist.

Even if we obtain regulatory approvals, our marketed drug candidates will be subject to ongoing regulatory review. If we fail to comply with continuing U.S. and foreign regulations, we could lose our approvals to market these drugs and our business would be seriously harmed.

Following any initial regulatory approval of any drugs we may develop, we will also be subject to continuing regulatory review, including the review of adverse experiences and clinical results that are reported after our drug candidates are made commercially available. This would include results from any post-marketing tests or vigilance required as a condition of approval. The manufacturer and manufacturing facilities we use to make any of our drug candidates will also be subject to periodic review and inspection by the FDA. The discovery of any previously unknown problems with the drug, manufacturer or facility may result in restrictions on the drug or manufacturer or facility, including withdrawal of the drug from the market. We do not have, and currently do not intend to develop, the ability to manufacture material for our clinical trials or on a commercial scale. Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured drugs ourselves, including reliance on the third-party manufacturer for regulatory compliance. Our drug promotion and advertising is also subject to regulatory requirements and continuing FDA review.

Development of our drug candidates requires a significant investment in R&D. Our R&D expenses in turn, are subject to variation based on a number of factors, many of which are outside of our control. A sudden or significant increase in our R&D expenses could materially and adversely impact our results of operations.

Because we expect to expend substantial resources on R&D, our success depends in large part on the results as well as the costs of our R&D. A failure in our R&D efforts or substantial increase in our R&D expenses would adversely affect our results of operations. R&D expenditures are uncertain and subject to much fluctuation. Factors affecting our R&D expenses include, but are not limited to:

•	the number and outcome of clinical studies we are planning to conduct; for example, our R&D expenses may increase based on the number of late-stage clinical studies that we may be required to conduct;

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the number of drugs entering into development from late-stage research; for example, there is no guarantee that internal research efforts will succeed in generating sufficient data for us to make a positive development decision or that an external candidate will be available on terms acceptable to us, and some promising candidates may not yield sufficiently positive pre-clinical results to meet our stringent development criteria;

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licensing activities, including the timing and amount of related development funding or milestone payments; for example, we may enter into agreements requiring us to pay a significant up-front fee for the purchase of in-process R&D that we may record as R&D expense; or

•	future levels of revenue; R&D as a percentage of future potential revenues can fluctuate with the changes in future levels of revenue and lower revenues can lead to less spending on R&D efforts.

If we lose our funding from R&D grants, we may not be able to fund future R&D and implement technological improvements, which would materially harm our operating results.

We received $531,341 or 83.5% of our revenues in 2004 from grant and contract development work in connection with grants from the NIH, NASA and the Defense Advanced Research Projects Agency or DARPA (Department of Defense), as well as from universities and commercial companies related to drug development efforts for our radioprotectants and anticancer development work. We also received $20,000 as a subcontractor relating to a NIH grant to System Biosciences, LLC. We received approximately $999,556 in grant revenue in 2005, which represented 87.8% of our total revenues in 2005. During 2005, we received fundable scores for grants totaling $2,745,000. For the six months ending June 30, 2006, we realized approximately $1,008,420 in grant revenue, which represented 87.4% of our total revenues. Also, we plan to submit follow-up applications for grants totaling $9,593,000 and new applications for grants totaling $8,160,000.

In addition, we have historically received approximately 30% of our grant revenues through the SBIR and Small Business Technology Transfer grant programs. We will continue to be eligible for these grants only so long as we are 51% owned and controlled by U.S. citizens and/or permanent resident aliens, and together with our affiliates, employ fewer than 500 persons. On April 26, 2006, we received a letter from the Small Business Administration, or SBA, advising us that as of March 24, 2006, we no longer met the size standard for employees mentioned above because of our affiliation with the Cleveland Clinic. In an effort to address the SBA’s concerns, the voting agreement between the Cleveland Clinic and Dr. Gudkov (in which Dr. Gudkov had granted the Cleveland Clinic the right to vote his shares) was rescinded so as to allow Dr. Gudkov the right to vote all of his shares. On April 28, 2006, we filed for re-certification with the SBA asserting that effective upon the rescission of the voting agreement, our affiliation with the Cleveland Clinic (as defined by the SBA) terminated and therefore we are now in compliance with the SBA’s size standard. By letter dated May 22, 2006, the SBA notified us that the SBA made a formal determination that we are now in compliance with the SBA’s size standard. In the future, if we are found not to be, or not to have been, eligible for these types of grants, including, for example, as a result of the composition of our equity ownership, the loss of eligibility could materially and adversely affect our research efforts.

These revenues have funded some of our personnel and other R&D costs and expenses. However, if these awards are not funded in their entirety or if new grants and contracts are not awarded in the future, our ability to fund future R&D and implement technological improvements would be diminished, which would negatively impact our ability to compete in our industry.

We are subject to numerous risks inherent in conducting clinical trials any of which could delay or prevent us from developing or commercializing our drug candidates.

Before obtaining required regulatory approvals for the commercial sale of any of our drug candidates, we must demonstrate through pre-clinical testing and clinical trials that our drug candidates are safe and effective for use in humans. We must outsource our clinical trials and are in the process of negotiating with third parties to conduct such trials. We are not certain that we will successfully finalize agreements for the conduct of our clinical trials. Delay in finalizing such agreements would delay the commencement of the Phase I trials of Protectan CBLB502 for medical applications and Phase IIa clinical trials of Curaxin CBLC102 in multiple cancers.

Agreements with clinical investigators and medical institutions for clinical testing and with other third parties for data management services place substantial responsibilities on these parties, which could result in delays in, or termination of, our clinical trials if these parties fail to perform as expected. For example, if any of our clinical trial sites fail to comply with FDA-approved good clinical practices, we may be unable to use the data gathered at those sites. If these clinical investigators, medical institutions or other third parties do not carry out their contractual duties or obligations or fail to meet expected deadlines, or if the quality or accuracy of the clinical data they obtain is compromised due to their failure to adhere to our clinical protocols or for other reasons, our clinical trials may be extended, delayed or terminated, and we may be unable to obtain regulatory approval for or successfully commercialize Protectan CBLB502, Curaxin CBLC102 or other drug candidates.

We or regulators may suspend or terminate our clinical trials for a number of reasons. We may voluntarily suspend or terminate our clinical trials if at any time we believe that they present an unacceptable risk to the patients enrolled in our clinical trials. In addition, regulatory agencies may order the temporary or permanent discontinuation of our clinical trials at any time if they believe that the clinical trials are not being conducted in accordance with applicable regulatory requirements or that they present an unacceptable safety risk to the patients enrolled in our clinical trials.

Our clinical trial operations will be subject to regulatory inspections at any time. If regulatory inspectors conclude that we or our clinical trial sites are not in compliance with applicable regulatory requirements for conducting clinical trials, we may receive reports of observations or warning letters detailing deficiencies, and we will be required to implement corrective actions. If regulatory agencies deem our responses to be inadequate, or are dissatisfied with the corrective actions that we or our clinical trial sites have implemented, our clinical trials may be temporarily or permanently discontinued, we may be fined, we or our investigators may be precluded from conducting any ongoing or any future clinical trials, the government may refuse to approve our marketing applications or allow us to manufacture or market our drug candidates or we may be criminally prosecuted.

Certain of our drug candidates may be subject to the orphan drug provisions of the Federal Food, Drug, and Cosmetic Act, which, even if successfully marketed, may not yield sufficient returns to make us profitable.

We intend to seek orphan drug status with respect to Curaxin CBLC102, The orphan drug provisions of the Federal Food, Drug, and Cosmetic Act provide incentives to drug and biologic manufacturers to develop and manufacture drugs for the treatment of rare diseases, currently defined as diseases that exist in fewer than 200,000 individuals in the U.S. or, for a disease that affects more than 200,000 individuals in the U.S., where the sponsor does not realistically anticipate that its drug will become profitable. We believe that Curaxin CBLC102 may qualify as an orphan drug for purposes of treatment of RCC, soft-tissue sarcoma and hormone refractory prostate cancer. Under these provisions, a manufacturer of a designated orphan drug can seek tax benefits, and the holder of the first designated orphan drug approved by the FDA will be granted a seven-year period of marketing exclusivity for that drug. There is no assurance that we will receive orphan drug status for Curaxin CBLC102. Even if we do receive orphan drug status, while the marketing exclusivity of an orphan drug would prevent other sponsors from obtaining approval of the same compound for the same indication, it would not prevent other types of drugs from being approved for the same indication and therefore may not provide sufficient protection against competitive products.

Efforts of government and third-party payors to contain or reduce the costs of health care may adversely affect our revenues.

Our ability to earn sufficient returns on our drug candidates may depend in part on the extent to which government health administration authorities, private health coverage insurers and other organizations will provide reimbursement for the costs of such drugs and related treatments. Significant uncertainty exists as to the reimbursement status of newly approved health care drugs, and we do not know whether adequate third-party coverage will be available for our drug candidates. If our current and proposed drugs are not considered cost-effective, reimbursement to the consumers may not be available or sufficient to allow us to sell drugs on a competitive basis. The failure of the government and third-party payors to provide adequate coverage and reimbursement rates for our drug candidates could adversely affect the market acceptance of our drug candidates, our competitive position and our financial performance.

If we fail to comply with applicable continuing regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approval, product recalls and seizures, operating restrictions and criminal prosecutions.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information. Disclosure of our trade secrets or proprietary information could compromise any competitive advantage that we have.

We depend upon confidentiality agreements with our officers, employees, consultants, and subcontractors to maintain the proprietary nature of the technology. These measures may not afford us sufficient or complete protection, and may not afford an adequate remedy in the event of an unauthorized disclosure of confidential information. In addition, others may independently develop technology similar to ours, otherwise avoiding the confidentiality agreements, or produce patents that would materially and adversely affect our business, prospects, financial condition, and results of operations.

We will rely upon licensed patents to protect our technology. We may be unable to obtain or protect such intellectual property rights, and we may be liable for infringing upon the intellectual property rights of others.

Our ability to compete effectively will depend on our ability to maintain the proprietary nature of our technologies and the proprietary technology of others with which we have entered into licensing agreements. We have exclusively licensed 12 patent applications from the Cleveland Clinic and have filed two patent applications on our own. There can be no assurance that any of these patent applications will ultimately result in the issuance of a patent with respect to the technology owned by us or licensed to us. The patent position of pharmaceutical or biotechnology companies, including ours, is generally uncertain and involves complex legal and factual considerations. The standards that the United States Patent and Trademark Office use to grant patents are not always applied predictably or uniformly and can change. There is also no uniform, worldwide policy regarding the subject matter and scope of claims granted or allowable in pharmaceutical or biotechnology patents. Accordingly, we do not know the degree of future protection for our proprietary rights or the breadth of claims that will be allowed in any patents issued to us or to others. Further, we rely on a combination of trade secrets, know-how, technology and nondisclosure, and other contractual agreements and technical measures to protect our rights in the technology. If any trade secret, know-how or other technology not protected by a patent were to be disclosed to or independently developed by a competitor, our business and financial condition could be materially adversely affected.

We do not believe that any of the drug candidates we are currently developing infringe upon the rights of any third parties nor are they infringed upon by third parties; however, there can be no assurance that our technology will not be found in the future to infringe upon the rights of others or be infringed upon by others. In such a case, others may assert infringement claims against us, and should we be found to infringe upon their patents, or otherwise impermissibly utilize their intellectual property, we might be forced to pay damages, potentially including treble damages, if we are found to have willfully infringed on such parties’ patent rights. In addition to any damages we might have to pay, we may be required to obtain licenses from the holders of this intellectual property, enter into royalty agreements, or redesign our drug candidates so as not to utilize this intellectual property, each of which may prove to be uneconomical or otherwise impossible. Conversely, we may not always be able to successfully pursue our claims against others that infringe upon our technology and the technology exclusively licensed from the Cleveland Clinic. Thus, the proprietary nature of our technology or technology licensed by us may not provide adequate protection against competitors.

Moreover, the cost to us of any litigation or other proceeding relating to our patents and other intellectual property rights, even if resolved in our favor, could be substantial, and the litigation would divert our management’s efforts. Uncertainties resulting from the initiation and continuation of any litigation could limit our ability to continue our operations.

Other companies or organizations may assert patent rights that prevent us from developing and commercializing our drug candidates.

We are in a relatively new scientific field that has generated many different patent applications from organizations and individuals seeking to obtain important patents in the field. Because the field is so new, very few of these patent applications have been fully processed by government patent offices around the world, and there is a great deal of uncertainty about which patents will issue, when, to whom, and with what claims. It is likely that there will be significant litigation and other proceedings, such as interference proceedings in various patent offices, relating to patent rights in the field. Others may attempt to invalidate our patents or other intellectual property rights. Even if our rights are not directly challenged, disputes among third parties could lead to the weakening or invalidation of those intellectual property rights.

Thus, it is possible that one or more organizations will hold patent rights to which we will need a license. Any license required under any patent may not be made available on commercially acceptable terms, if at all. In addition, such licenses are likely to be non-exclusive and, therefore, our competitors may have access to the same technology licensed to us. If we fail to obtain a required license and are unable to design around a patent, we may be unable to effectively market some of our technology and drug candidates, which could limit our ability to generate revenues or achieve profitability and possibly prevent us from generating revenue sufficient to sustain our operations.

We are dependent upon our license agreement with the Cleveland Clinic, as well as proprietary technology of others. If we lose the right to utilize any of the proprietary information that is the subject of the Cleveland Clinic license agreement or any of the other third-party proprietary technology on which we depend, we may incur substantial delays and costs in development of our drug candidates.

The manufacture and sale of any products developed by us may involve the use of processes, products or information, the rights to certain of which are owned by others. Although we have obtained licenses with regard to the use of the Cleveland Clinic’s patent applications as described above and certain processes, products and information of others, we cannot assure you that such licenses will not be terminated or expire during critical periods, that we will be able to obtain licenses for other rights that may be important to us, or, if obtained, that such licenses will be obtained on commercially reasonable terms. While we have no reason to believe that our licenses will be terminated and our material licenses have no definitive expiration date, such licenses may be terminated if we breach certain material provisions and fail to cure the breach in a certain period of time. If we are unable to maintain and/or obtain third-party licenses, we may have to develop alternatives to avoid infringing upon the patents of others, potentially causing increased costs and delays in drug development and introduction or preclude the development, manufacture, or sale of planned products. Additionally, we can provide no assurance that the patents underlying any licenses will be valid and enforceable. To the extent any drugs developed by us are based on licensed technology, royalty payments on the licenses will reduce our gross profit from drug sales and may render the sales of such drugs uneconomical.

If we fail to comply with our obligations under our license agreement with the Cleveland Clinic, we could lose our license rights that are necessary for developing our drug candidates.

Our current exclusive license with the Cleveland Clinic imposes various development, royalty, diligence, record keeping, insurance and other obligations on us. If we breach any of these obligations and do not cure such breaches within the 90 day period provided, the licensor may have the right to terminate the license, which could result in us being unable to develop, manufacture and sell products that are covered by the licensed technology or enable a competitor to gain access to the licensed technology. In addition, while we cannot currently determine the dollar amount of the royalty obligations we will be required to pay on sales of future products, if any, the amounts may be significant. The dollar amount of our future royalty obligations will depend on the technology and intellectual property we use in products that we successfully develop and commercialize, if any. Therefore, even if we successfully develop and commercialize products, we may be unable to achieve or maintain profitability.

We will rely upon third-party manufacturers to manufacture our drug candidates. If these third-party manufacturers fail to produce our drug candidates in the volumes that we require on a timely basis, or to comply with stringent regulations applicable to pharmaceutical or drug manufacturers, we may face delays in the delivery of, or be unable to meet demand for, our drug candidates.

We do not intend to establish or operate facilities to manufacture our drug candidates and therefore will be dependent upon third parties to do so. As we develop new products or increase sales of any existing product, we must establish and maintain relationships with manufacturers to produce and package sufficient supplies of our finished pharmaceutical products. Reliance on third party manufacturing presents the following risks:

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delays in the delivery of quantities needed for multiple clinical trials or failure to manufacture such quantities to our specifications, either of which could cause delays in clinical trials, regulatory submissions or commercialization of our drug candidates;

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inability to fulfill our commercial needs in the event market demand for our drug candidates suddenly increases, which may require us to seek new manufacturing arrangements, which, in turn, could be expensive and time consuming; or

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ongoing inspections by the FDA and other regulatory authorities for compliance with rules, regulations and standards, the failure to comply with may subject us to, among other things, product seizures, recalls, fines, injunctions, suspensions or revocations of marketing licenses, operating restrictions and criminal prosecution.

Our collaborative relationships with third parties could cause us to expend significant resources and incur substantial business risk with no assurance of financial return.

We anticipate substantial reliance upon strategic collaborations for marketing and the commercialization of our drug candidates and we may rely even more on strategic collaborations for R&D of our other drug candidates. Our business depends on our ability to sell drugs to both government agencies and to the general pharmaceutical market. Offering our drug candidates for non-medical applications to government agencies does not require us to develop new sales, marketing or distribution capabilities beyond those already existing in the company. Selling anticancer drugs, however, does require such development. We plan to sell anticancer drugs through strategic partnerships with pharmaceutical companies. If we are unable to establish or manage such strategic collaborations on terms favorable to us in the future, our revenue and drug development may be limited. To date, we have not entered into any strategic collaborations with third parties capable of providing these services. In addition, we have not yet marketed or sold any of our drug candidates or entered into successful collaborations for these services in order to ultimately commercialize our drug candidates.

If we determine to enter into R&D collaborations during the early phases of drug development, our success will in part depend on the performance of our research collaborators. We will not directly control the amount or timing of resources devoted by our research collaborators to activities related to our drug candidates. Our research collaborators may not commit sufficient resources to our programs. If any research collaborator fails to commit sufficient resources, our preclinical or clinical development programs related to this collaboration could be delayed or terminated. Also, our collaborators may pursue existing or other development-stage products or alternative technologies in preference to those being developed in collaboration with us. Finally, if we fail to make required milestone or royalty payments to our collaborators or to observe other obligations in our agreements with them, our collaborators may have the right to terminate those agreements.

Manufacturers producing our drug candidates must follow current GMP regulations enforced by the FDA and foreign equivalents. If a manufacturer of our drug candidates does not conform to the current GMP regulations and cannot be brought up to such a standard, we will be required to find alternative manufacturers that do conform. This may be a long and difficult process, and may delay our ability to receive FDA or foreign regulatory approval of our drug candidates and cause us to fall behind on our business objectives.

Establishing strategic collaborations is difficult and time-consuming. Our discussion with potential collaborators may not lead to the establishment of collaborations on favorable terms, if at all. Potential collaborators may reject collaborations based upon their assessment of our financial, regulatory or intellectual property position. Even if we successfully establish new collaborations, these relationships may never result in the successful development or commercialization of our drug candidates or the generation of sales revenue. To the extent that we enter into collaborative arrangements, our drug revenues are likely to be lower than if we directly marketed and sold any drugs that we may develop.

Management of our relationships with our collaborators will require:

•	significant time and effort from our management team;

•	coordination of our marketing and R&D programs with the marketing and R&D priorities of our collaborators; and

•	effective allocation of our resources to multiple projects.

As a consequence of our business, we are inherently at risk for product liability claims against us. If our insurance coverage for those claims is inadequate, we may incur substantial liabilities.

We face an inherent risk of product liability exposure related to the testing of our drug candidates in human clinical trials and will face an even greater risk if the drug candidates are sold commercially or otherwise distributed. An individual may bring a liability claim against us if one of the drug candidates causes, or merely appears to have caused, an injury. With respect to non-medical applications of Protectan CBLB502 pursuant to the Project BioShield Act of 2004, we do not believe the absence of certain typical regulatory requirements such as Phase II or Phase III testing will limit or diminish our potential liability exposure. If we cannot successfully defend ourselves against the product liability claim, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for our drug candidates;

•	injury to our reputation;

•	withdrawal of clinical trial participants;

•	costs of related litigation;

•	diversion of our management’s time and attention;

•	substantial monetary awards to patients or other claimants;

•	loss of revenues;

•	the inability to commercialize drug candidates; and

•	increased difficulty in raising required additional funds in the private and public capital markets.

We currently do not have product liability insurance. We intend to obtain insurance coverage and to expand such coverage to include the sale of commercial drugs if marketing approval is obtained for any of our drug candidates. However, insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost and we may not be able to obtain insurance coverage that will be adequate to satisfy any liability that may arise.

We employ the use at our laboratories of certain chemical and biological agents and compounds that may be deemed hazardous and we are therefore subject to various environmental laws and regulations. Compliance with these laws and regulations may result in significant costs, which could materially reduce our ability to become profitable.

We use hazardous materials, including chemicals and biological agents and compounds that could be dangerous to human health and safety or the environment. As appropriate, we safely store these materials and wastes resulting from their use at our laboratory facility pending their ultimate use or disposal. We contract with a third party to properly dispose of these materials and wastes. We are subject to a variety of federal, state and local laws and regulations governing the use, generation, manufacture, storage, handling and disposal of these materials and wastes. We may incur significant costs complying with environmental laws and regulations adopted in the future.

If we use biological and hazardous materials in a manner that causes injury, we may be liable for damages.

Our R&D and manufacturing activities will involve the use of biological and hazardous materials. Although we believe our safety procedures for handling and disposing of these materials comply with federal, state and local laws and regulations, we cannot entirely eliminate the risk of accidental injury or contamination from the use, storage, handling or disposal of these materials. We carry limited biological or hazardous waste insurance coverage, workers compensation or property and casualty and general liability insurance policies, which include coverage for damages and fines arising from biological or hazardous waste exposure or contamination. Accordingly, in the event of contamination or injury, we could be held liable for damages or penalized with fines in an amount exceeding our resources and insurance coverages, and our clinical trials or regulatory approvals could be suspended.

With our limited resources, we may be unable to effectively manage growth.

As of the date of this prospectus, we have 23 employees and several consultants and independent contractors. We intend to expand our operations and staff materially. Our new employees will include a number of key managerial, technical, financial, R&D and operations personnel who will not have been fully integrated into our operations. We expect the expansion of our business to place a significant strain on our limited managerial, operational and financial resources. We will be required to expand our operational and financial systems significantly and to expand, train and manage our work force in order to manage the expansion of our operations. Our failure to fully integrate our new employees into our operations could have a material adverse effect on our business, prospects, financial condition and results of operations.

We may not be able to attract and retain highly skilled personnel.

Our ability to attract and retain highly skilled personnel is critical to our operations and expansion. We face competition for these types of personnel from other pharmaceutical companies and more established organizations, many of which have significantly larger operations and greater financial, technical, human and other resources than us. We may not be successful in attracting and retaining qualified personnel on a timely basis, on competitive terms, or at all. If we are not successful in attracting and retaining these personnel, our business, prospects, financial condition and results of operations will be materially and adversely affected.

We depend upon our senior management and key consultants and their loss or unavailability could put us at a competitive disadvantage.

We currently depend upon the efforts and abilities of our management team, as well as the services of several key consultants. The loss or unavailability of the services of any of these individuals for any significant period of time could have a material adverse effect on our business, prospects, financial condition and results of operations. We have not obtained, do not own, nor are we the beneficiary of, key-person life insurance.

Political or social factors may delay or impair our ability to market our drug candidates.

Drugs developed to treat diseases caused by or to combat the threat of bio-terrorism will be subject to changing political and social environments. The political and social responses to bio-terrorism have been highly charged and unpredictable. Political or social pressures may delay or cause resistance to bringing our drug candidates to market or limit pricing of our drug candidates, which would harm our business. Changes to favorable laws, such as the Project BioShield Act, could have a material adverse effect on our ability to generate revenue and could require us to reduce the scope of or discontinue our operations.

There may be conflicts of interest among our officers, directors and stockholders.

Our executive officers and directors and their affiliates may engage in other activities and have interests in other entities on their own behalf or on behalf of other persons. Neither we nor any of our stockholders will have any rights in these ventures or their income or profits. In particular:

•	Our executive officers or directors or their affiliates may have an economic interest in, or other business relationship with, partner companies that invest in us.

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Our executive officers or directors or their affiliates may have interests in entities that provide products or services to us. For example, two of our directors also hold positions with the Cleveland Clinic, the licensor of certain of our key product patent applications.

In any of these cases:

•	Our executive officers or directors may have a conflict between our current interests and their personal financial and other interests in another business venture.

•	Our executive officers or directors may have conflicting fiduciary duties to us and the other entity.

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The terms of transactions with the other entity may not be subject to arm’s length negotiations and therefore may be on terms less favorable to us than those that could be procured through arm’s length negotiations.

We expect to enter into contracts with various U.S. government agencies. U.S. government agencies have special contracting requirements that give the government agency various rights or impose on the other party various obligations that can make the contracts less favorable to the non-government party. Consequently, if a large portion of our revenue is attributable to these contracts, our business may be adversely affected should the governmental parties exercise any of these additional rights or impose any of these additional obligations.

We intend to enter into contracts with various U.S. government agencies. Substantially all of our revenue may be derived from government contracts and grants. In contracting with government agencies, we will be subject to various federal contract requirements. Future sales to U.S. government agencies will depend, in part, on our ability to meet these requirements, certain of which we may not be able to satisfy.

U.S. government contracts typically contain unfavorable termination provisions and are subject to audit and modification by the government at its sole discretion, which subjects us to additional risks. These risks include the ability of the U.S. government to unilaterally:

•	suspend or prevent us for a set period of time from receiving new contracts or extending existing contracts based on violations or suspected violations of laws or regulations;

•	terminate our existing contracts;

•	reduce the scope and value of our existing contracts;

•	audit and object to our contract-related costs and fees, including allocated indirect costs;

•	control and potentially prohibit the export of our drug candidates; and

•	change certain terms and conditions in our contracts.

The U.S. government may terminate any of its contracts with us either for its convenience or if we default by failing to perform in accordance with the contract schedule and terms. Termination for convenience provisions generally enable us to recover only our costs incurred or committed, and settlement expenses and profit on the work completed prior to termination. Termination for default provisions do not permit these recoveries and make us liable for excess costs incurred by the U.S. government in procuring undelivered items from another source.

As a U.S. government contractor, we may become subject to periodic audits and reviews. Based on the results of these audits, the U.S. government may adjust our contract-related costs and fees, including allocated indirect costs. As part of any such audit or review, the U.S. government may review the adequacy of, and our compliance with, our internal control systems and policies, including those relating to our purchasing, property, compensation and/or management information systems. In addition, if an audit or review uncovers any improper or illegal activity, we may be subject to civil and criminal penalties and administrative sanctions, including termination of our contracts, forfeiture of profits, suspension of payments, fines and suspension or prohibition from doing business with the U.S. government. We could also suffer serious harm to our reputation if allegations of impropriety were made against us. In addition, under U.S. government purchasing regulations, some of our costs, including most financing costs, amortization of intangible assets, portions of our R&D costs and some marketing expenses, may not be reimbursable or allowed under our contracts. Further, as a U.S. government contractor, we may become subject to an increased risk of investigations, criminal prosecution, civil fraud, whistleblower lawsuits and other legal actions and liabilities to which purely private sector companies are not.

We may fail to obtain contracts to supply the U.S. government, and we may be unable to commercialize our drug candidates.

The U.S. government has undertaken commitments to help secure improved countermeasures against bio-terrorism. The process of obtaining government contracts is lengthy and uncertain, and we must compete for each contract. Moreover, the award of one government contract does not necessarily secure the award of future contracts covering the same drug. If the U.S. government makes significant future contract awards for the supply of its emergency stockpile to our competitors, our business will be harmed and it is unlikely that we will be able to ultimately commercialize our competitive drug candidate.

In addition, the determination of when and whether a drug is ready for large scale purchase and potential use will be made by the government through consultation with a number of government agencies, including the FDA, the NIH, the CDC and the Department of Homeland Security. Congress has approved measures to accelerate the development of bio-defense drugs through NIH funding, the review process by the FDA and the final government procurement contracting authority. While this may help speed the approval of our drug candidates, it may also encourage competitors to develop their own drug candidates.

The market for treating exposure to nuclear or radiological events is uncertain.

We do not believe that any drug has been approved and commercialized for treatment of large-scale radiation injury. Indeed, the incidence of large-scale exposure has been low. Accordingly, even if Protectan CBLB502 is approved by regulatory authorities, we cannot predict with certainty the size of the market, if any.

The U.S. government’s commitment to funding the development of radioprotectant drugs under the Project BioShield Act is uncertain, and if it decides to curtail or limit allocations to radioprotectant drugs, it would materially harm our results of operations.

The potential market for Protectan CBLB502 is largely dependent on the size of procurement contracts, if any, from the U.S. government. While a number of federal contracts have historically been made by the U.S. government under the Project BioShield Act of 2004 to procure drugs to treat indications such as anthrax exposure and certain long-term effects of radiation exposure, we are unaware of any significant contract for drugs to treat radiation injury due to exposure to radiation. Any decision by the U.S. government to enter into a commitment to purchase Protectan CBLB502 prior to FDA approval could possibly occur if there are serious threats or accidents, but this possibility is remote and beyond our control. Our development plans and timelines may vary substantially depending on whether we receive such a commitment and the size of such commitment prior to FDA approval. In addition, even if Protectan CBLB502 is approved by regulatory authorities, we cannot guarantee that we will receive any procurement contracts or that any such contract would be profitable to us or that Protectan CBLB502 will achieve market acceptance by the general public.

If the U.S. government fails to continue funding bio-defense drug candidate development efforts or fails to purchase sufficient quantities of any future bio-defense drug candidate, we may be unable to generate sufficient revenues to continue operations.

We hope to receive funding from the U.S. government for the development of our bio-defense drug candidates. Changes in government budgets and agendas, however, may result in future funding being decreased and de-prioritized, and government contracts typically contain provisions that permit cancellation in the event that funds are unavailable to the government agency. Furthermore, we cannot be certain of the timing of any future funding, and substantial delays or cancellations of funding could result from protests or challenges from third parties. If the U.S. government fails to continue to adequately fund R&D programs, we may be unable to generate sufficient revenues to continue operations. Similarly, if we develop a drug candidate that is approved by the FDA, but the U.S. government does not place sufficient orders for this drug, our future business may be harmed.

Risks Related to the Biotechnology/Biopharmaceutical Industry

The biotechnology and biopharmaceutical industries are characterized by rapid technological developments and a high degree of competition. We may be unable to compete with enterprises equipped with more substantial resources than us.

The biotechnology and biopharmaceutical industries are characterized by rapid technological developments and a high degree of competition based primarily on scientific and technological factors. These factors include the availability of patent and other protection for technology and products, the ability to commercialize technological developments and the ability to obtain government approval for testing, manufacturing and marketing. We compete with specialized biopharmaceutical firms in the United States, Europe and elsewhere, as well as a growing number of large pharmaceutical companies that are applying biotechnology to their operations. Many biopharmaceutical companies have focused their development efforts in the human therapeutics area, including cancer. Many major pharmaceutical companies have developed or acquired internal biotechnology capabilities or made commercial arrangements with other biopharmaceutical companies. These companies, as well as academic institutions, government agencies and private research organizations, also compete with us in recruiting and retaining highly qualified scientific personnel and consultants. Our ability to compete successfully with other companies in the pharmaceutical field will also depend to a considerable degree on the continuing availability of capital to us.

We are aware of numerous products under development or manufactured by competitors that are used for the prevention or treatment of certain diseases we have targeted for drug development. Various companies, such as Hollis-Eden, are developing biopharmaceutical products that potentially directly compete with our non-medical application drug candidates even though their approach to such treatment is different.

We expect that our drug candidates under development and in clinical trials will address major markets within the cancer sector. Our competition will be determined in part by the potential indications for which drugs are developed and ultimately approved by regulatory authorities. Additionally, the timing of the market introduction of some of our potential drugs or of competitors’ products may be an important competitive factor. Accordingly, the relative speed with which we can develop drugs, complete pre-clinical testing, clinical trials, approval processes and supply commercial quantities to market are important competitive factors. We expect that competition among drugs approved for sale will be based on various factors, including product efficacy, safety, reliability, availability, price and patent protection.

The successful development of biopharmaceuticals is highly uncertain. A variety of factors including, pre-clinical study results or regulatory approvals, could cause us to abandon development of our drug candidates.

Successful development of biopharmaceuticals is highly uncertain and is dependent on numerous factors, many of which are beyond our control. Products that appear promising in the early phases of development may fail to reach the market for several reasons including:

•	pre-clinical study results that may show the product to be less effective than desired (e.g., the study failed to meet its primary objectives) or to have harmful or problematic side effects;

•
failure to receive the necessary regulatory approvals or a delay in receiving such approvals. Among other things, such delays may be caused by slow enrollment in clinical studies, length of time to achieve study endpoints, additional time requirements for data analysis or a BLA, preparation, discussions with the FDA, an FDA request for additional pre-clinical or clinical data or unexpected safety or manufacturing issues;

•	manufacturing costs, pricing or reimbursement issues, or other factors that make the product not economical; and

•	the proprietary rights of others and their competing products and technologies that may prevent the product from being commercialized.

Success in pre-clinical and early clinical studies does not ensure that large-scale clinical studies will be successful. Clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals. The length of time necessary to complete clinical studies and to submit an application for marketing approval for a final decision by a regulatory authority varies significantly from one product to the next, and may be difficult to predict.

Risks Related to the Securities Markets and Investments in Our Common Stock

The price of our common stock may be subject to extreme price fluctuations that could adversely affect your investment.

The trading price of our common stock may fluctuate substantially. The price of the common stock that will prevail in the market may be higher or lower than the price you have paid, depending on many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose part or all of your investment in our common stock. Factors that could cause fluctuations include, but are not limited to, the following:

•	price and volume fluctuations in the overall stock market from time to time;

•	fluctuations in stock market prices and trading volumes of similar companies;

•	actual or anticipated changes in our earnings or fluctuations in our operating results or in the expectations of securities analysts;

•	general economic conditions and trends;

•	major catastrophic events;

•	sales of large blocks of our stock;

•	departures of key personnel;

•	changes in the regulatory status of our drug candidates, including results of our clinical trials;

•	events affecting the Cleveland Clinic, ChemBridge Corporation or any other collaborators;

•	announcements of new products or technologies, commercial relationships or other events by us or our competitors;

•	regulatory developments in the United States and other countries;

•	failure of our common stock to be listed or quoted on the Nasdaq Capital Market, other national market system or any national stock exchange;

•	changes in accounting principles; and

•	discussion of us or our stock price by the financial and scientific press and in online investor communities.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Due to the potential volatility of our stock price, we may therefore be the target of securities litigation in the future. Regardless of its outcome, securities litigation could result in substantial costs and divert management’s attention and resources from our business.

We may incur increased costs as a result of recently enacted and proposed changes in laws and regulations relating to corporate governance matters.

Recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules adopted or proposed by the Securities and Exchange Commission, or SEC, and by the Nasdaq Capital Market, will result in increased costs to us as we evaluate the implications of these laws and regulations and respond to their requirements. These laws and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. We are presently evaluating and monitoring developments with respect to these laws and regulations and cannot predict or estimate the amount or timing of additional costs we may incur to respond to their requirements.

There is no assurance of an established public trading market for our common stock.

A regular trading market for our common stock may not be established or sustained in the future. Nasdaq has enacted recent changes that limit quotation on the Nasdaq Capital Market to securities of issuers that are current in their reports filed with the SEC. The effect on the Nasdaq Capital Market of these rule changes and other proposed changes cannot be determined at this time. Quotes for stocks included on the Nasdaq Capital Market are listed in the financial sections of newspapers. Market prices for our common stock will be influenced by a number of factors, including:

•	the issuance of new equity securities pursuant to a future offering;

•	changes in interest rates;

•	competitive developments, including announcements by competitors of new products or services or significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	variations in quarterly operating results;

•	change in financial estimates by securities analysts;

•	the depth and liquidity of the market for our common stock;

•	investor perceptions of our company and the biopharmaceutical and biotech industries in general; and

•   general economic and other national conditions.

A limited public trading market may cause volatility in the price of our common stock that could adversely affect your investment.

Our common stock has been approved for quotation on the Nasdaq Capital Market and for listing on the Boston Stock Exchange. The quotation of our common stock on the Nasdaq Capital Market and its listing on the Boston Stock Exchange does not assure that a meaningful, consistent and liquid trading market will exist, and in recent years, the market has experienced extreme price and volume fluctuations that have particularly affected the market prices of many smaller companies like us. Our common stock is thus subject to this volatility. Sales of substantial amounts of common stock, or the perception that such sales might occur, could adversely affect the prevailing market prices of our common stock. Our stock price may decline substantially in a short time and our stockholders could suffer losses or be unable to liquidate their holdings.

We may not be able to achieve secondary trading of our stock in certain states because our common stock is not nationally traded.

Until our common stock is approved for trading on the Nasdaq National Market or listed for trading on a national securities exchange, trading in or the offer and sale of our common stock will be subject to the securities laws of the various states and jurisdictions of the United States in addition to federal securities law. These laws cover any primary offering and all secondary trading by our stockholders. While we intend to take appropriate steps to register our common stock or qualify for exemptions for our common stock in all of the states and jurisdictions of the United States, if we fail to do so, the investors in those jurisdictions where we have not taken such steps may not be allowed to purchase our stock or those who presently hold our stock may not be able to resell their shares without substantial effort and expense. These restrictions and potential costs could be significant burdens on our stockholders.

Our executive officers and directors control our business and may make decisions that are not in our stockholders’ best interests.

As of July 31, 2006, our officers and directors, in the aggregate, beneficially owned approximately 28% of the outstanding shares of our common stock on a fully diluted basis. As a result, such persons, acting together, have the ability to substantially influence all matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets, and to control our management and affairs. Accordingly, such concentration of ownership may have the effect of delaying, deferring or preventing a change in discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our business, even if such a transaction would be beneficial to other stockholders. Our directors and executive officers together with two of our stockholders, The Cleveland Clinic Foundation and ChemBridge Corporation, have agreed that in the event of a liquidation, dissolution, bankruptcy or receivership of the Company during the 24 months after July 20, 2006, the effective date of our initial public offering, they will subordinate their right to receive any proceeds until each other holder of our common stock has received an amount equal to the number of shares held multiplied by the public offering price. Such directors, officers and stockholders have also agreed during the same 24-month period not to sell, transfer or otherwise dispose of their shares in a tender offer, merger or other sale transaction unless such transaction is approved by a majority of the other stockholders.

Sales of additional equity securities may adversely affect the market price of our common stock and your rights in us may be reduced.

We expect to continue to incur drug development and selling, general and administrative costs, and in order to satisfy our funding requirements, we may need to sell additional equity securities, which may be subject to certain registration rights. The sale or the proposed sale of substantial amounts of our common stock in the public markets may adversely affect the market price of our common stock and our stock price may decline substantially. Our stockholders may experience substantial dilution and a reduction in the price that they are able to obtain upon sale of their shares. Also, any new securities issued may have greater rights, preferences or privileges than our existing common stock.

Additional authorized shares of common stock available for issuance may adversely affect the market.

We are authorized to issue 40,000,000 shares of our common stock. As of July 31, 2006, we had 11,826,389 shares of our common stock issued and outstanding, excluding shares issuable upon the exercise of our outstanding warrants and options. As of July 31, 2006, we had outstanding 483,490 options to purchase shares of our common stock with exercise prices ranging from $0.66 to $6.00 per share of which 239,433 options have vested or will vest within 60 days of July 31, 2006, and outstanding warrants to purchase 764,424 shares of our common stock with exercise prices ranging from $1.13 to $8.70 per share. To the extent the shares of common stock are issued or options and warrants are exercised, holders of our common stock will experience dilution. In addition, in the event of any future financing of equity securities or securities convertible into or exchangeable for, common stock, holders of our common stock may experience dilution.

Shares eligible for future sale may adversely affect the market.

From time to time, certain of our stockholders may be eligible to sell all or some of their shares of common stock by means of ordinary brokerage transactions in the open market pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations. In general, pursuant to Rule 144, a stockholder (or stockholders whose shares are aggregated) who has satisfied a one-year holding period may, under certain circumstances, sell within any three-month period a number of securities which does not exceed the greater of 1% of the then outstanding shares of common stock or the average weekly trading volume of the class during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of securities, without any limitations, by a non-affiliate of our company who has satisfied a two-year holding period. Any substantial sale of our common stock pursuant to Rule 144 or pursuant to any resale prospectus may have an adverse effect on the market price of our securities.

An aggregate of 1,700,000 shares of common stock have been registered with the SEC. A total of 4,453,601 shares of common stock are being registered pursuant to the registration statement of which this prospectus forms a part. All of these shares would otherwise be eligible for future sale under Rule 144 after passage of the minimum one-year holding period for holders who are not officers, directors or affiliates of the company. All of the shares being registered pursuant to this registration statement of which this prospectus forms a part are subject to a lock-up agreement or other selling restriction for a period of 180 days from July 20, 2006, the effective date of our initial public offering. Subsequent sales of such shares of common stock will likely have an adverse effect on the market price of our common stock when it commences trading.

Because we will not pay cash dividends, stockholders may have to sell shares in order to realize their investment.

We have not paid any cash dividends on our common stock and do not intend to pay cash dividends on our common stock in the foreseeable future. We intend to retain future earnings, if any, for reinvestment in the development and expansion of our business. Any credit agreements, which we may enter into with institutional lenders, may restrict our ability to pay dividends. Whether we pay cash dividends in the future will be at the discretion of our board of directors and will be dependent upon our financial condition, results of operations, capital requirements and any other factors that the board of directors decides is relevant.

We are able to issue shares of preferred stock with rights superior to those of holders of our common stock. Such issuances can dilute the tangible net book value of shares of our common stock.

Our Certificate of Incorporation provides for the authorization of 10,000,000 shares of “blank check” preferred stock. Of such authorized shares, 3,750,000 of these shares were previously designated as Series A Participating Convertible Preferred Stock, or Series A Preferred Stock. All of the outstanding Series A Preferred Stock converted into common stock in connection with our initial public offering, leaving 6,250,000 shares of “blank check” preferred stock. Pursuant to our Certificate of Incorporation, our board of directors is authorized to issue such “blank check” preferred stock with rights that are superior to the rights of stockholders of our common stock, at a purchase price then approved by our board of directors, which purchase price may be substantially lower than the market price of shares of our common stock, without stockholder approval.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These statements include, but are not limited to:

•	statements as to the anticipated timing of clinical tests and other business developments;

•	statements as to the development of new products and the commercialization of products;

•	expectations as to the adequacy of our cash balances to support our operations for specified periods of time and as to the nature and level of cash expenditures; and

•	expectations as to the market opportunities for our drug candidates as well as our ability to take advantage of those opportunities.

These statements may be found in the sections of this prospectus entitled “Prospectus Summary,” “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and “Business,” as well as in this prospectus generally. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in “Risk Factors” and elsewhere in this prospectus.

In addition, statements that use the terms “can,” “continue,” “could,” “may,” “potential,” “predicts,” “should,” “will,” “believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “scheduled” and similar expressions are intended to identify forward-looking statements. All forward-looking statements in this prospectus reflect our current views about future events and are based on assumptions and are subject to risks and uncertainties that could cause our actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these factors are beyond our ability to control or predict. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. Actual results will differ, and may differ materially, from projected results as a result of certain risks and uncertainties. The risks and uncertainties include, without limitation, those described under “Risk Factors” and elsewhere in this prospectus, and include, among others, the following:

•	our limited operating history and ability to continue as a going concern;

•	our ability to successfully develop and commercialize products;

•	a lengthy approval process and the uncertainty of the FDA and other government regulatory requirements;

•	clinical trials that fail to demonstrate the safety and effectiveness of our applications or therapies;

•	the degree and nature of our competition;

•	our ability to employ and retain qualified employees; and

•
the other factors referenced in this prospectus, including, without limitation, under the section entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business.”

These risks are not exhaustive. Other sections of this prospectus may include additional factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or to the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. These forward-looking statements are made only as of the date of this prospectus. Except for our ongoing obligation to disclose material information as required by federal securities laws, we do not intend to update you concerning any future revisions to any forward-looking statements to reflect events or circumstances occurring after the date of this prospectus.

USE OF PROCEEDS

       All proceeds from the sale of the shares offered by this prospectus will be received by the selling shareholders, although we will receive proceeds from the exercise of the warrants if any are exercised.

DIVIDEND POLICY

We have neither declared nor paid any cash dividend on our common stock, and we currently intend to retain future earnings, if any, to finance the expansion of our business, and therefore do not expect to pay any cash dividends in the foreseeable future. The decision whether to pay cash dividends on our common stock will be made by our board of directors, in their discretion, and will depend on our financial condition, operating results, capital requirements and other factors that our board of directors considers significant.

PRICE RANGE OF COMMON STOCK

Since July 21, 2006, our common stock has been quoted on the Nasdaq Capital Market under the symbol “CBLI” and listed on the Boston Stock Exchange under the symbol “CFB.” The following table sets forth, for the period indicated, the high and low closing sale prices for our common stock as reported by the Nasdaq Capital Market.

2006
	High	Low
Third Quarter (from July 21, 2006)	$6.00	$4.60

On August 21, 2006, the last reported sales price of our common stock as reported on the Nasdaq Capital Market was $4.80 per share. As of August 8, 2006, we had 361 holders of record of our common stock.

CAPITALIZATION

The following table sets forth the actual capitalization of the company as of June 30, 2006. This table should be read in conjunction with our Financial Statements and the Notes thereto, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other financial information included elsewhere in this prospectus.

Actual
(unaudited)
Long-term obligations, net of current portion	$0
Convertible notes payable	$283,500
Accrued interest notes payable	28,515
Series A convertible preferred stock; 10,000,000 shares authorized, 3,351,219 shares outstanding actual and no shares outstanding pro forma	16,756
Additional paid-in capital preferred shares	5,291,385
Common stock, $0.005 par value: 40,000,000 shares authorized, 6,557,932 shares outstanding	32,790
Additional paid-in capital	3,969,089
Accumulated deficit	$(7,898,584)
Other comprehensive income	$(13,899)
Total stockholders’ equity	1,397,536
Total capitalization	$1,709,551

The above table excludes as of June 30, 2006:

•	440,990 shares of common stock issuable upon exercise of outstanding options with exercise prices ranging from $0.66 to $4.50 per share;

•	594,424 shares of common stock issuable upon exercise of warrants with exercise prices ranging from $1.13 to $2.00 per share; and

•	2,000,000 shares of common stock reserved for issuance under our 2006 Equity Incentive Plan.

SELECTED FINANCIAL DATA

We have derived the following selected financial data for the years ended December 31, 2005, December 31, 2004 and December 31, 2003 from our audited financial statements and the selected financial data for the six months ended June 30, 2006 and 2005 from our unaudited interim financial statements. In the opinion of our management, this information contains all adjustments necessary for a fair presentation of our results of operations and financial condition for such periods. The information below is not necessarily indicative of the results of future operations and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

Statement of Operations Data

	Three Months Ended June 30, 2006	Three Months Ended June 30, 2005	Six Months Ended June 30, 2006	Six Months Ended June 30, 2005	December 31, 2005	December 31, 2004	Period from June 5, 2003 (Inception) to December 31, 2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Total Revenues	$574,996	$77,193	$1,153,420	$197,931	$1,138,831	$636,341	$75,000
Operating Expenses
Research and Development	$1,558,117	$417,794	$3,060,480	$660,587	$2,640,240	$2,892,967	$143,258
Selling, General and Administrative	$305,782	$208,151	$658,681	$371,680	$986,424	$262,817	$68,636
Income (Loss) from Operations	$(1,288,903)	$(548,752)	$(2,565,741)	$(834,336)	$(2,487,833)	$(2,519,443)	$(136,894)
Net Income (Loss)	$(1,278,008)	$(512,795)	$(2,530,153)	$(796,970)	$(2,386,455)	$(2,523,142)	$(136,826)

Balance Sheet Data

	June 30, 2006	December 31, 2005	December 31, 2004	December 31, 2003
	(unaudited)
Cash and Cash Equivalents	$2,144	$1,206,462	$94,741	$10,126
Total Assets	$2,423,672	$4,253,333	$382,219	$32,108
Total Liabilities	$1,026,136	$696,729	$756,433	$143,934
Total Stockholders’ Equity	$1,397,536	$3,556,604	$(374,214)	$(111,826)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis of financial condition and results of operations and other portions of this prospectus contain forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated by the forward-looking information. Factors that may cause such differences include, but are not limited to, availability and cost of financial resources, results of our R&D efforts and clinical trials, product demand, market acceptance and other factors discussed in this prospectus under the heading “Risk Factors”. This management’s discussion and analysis of financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this prospectus.

Overview

We were formed in June 2003. We have devoted substantially all of our resources to the identification, development and commercialization of new types of drugs for protection of normal tissue from exposure to radiation and other stresses, such as toxic chemicals and for cancer treatment. Our R&D efforts are supported by agreements with our institutional founders, the Cleveland Clinic and ChemBridge Corporation. In September 2003, we started our operations funded by a R&D contract from the Cleveland Clinic employing two research scientists. At the same time, our management team started our fund-raising efforts, which generated funding from NASA, NIH and DARPA. This funding, along with equity financing, allowed us to build a team consisting of 23 employees and several consultants and independent contractors as of the date of this prospectus. More grants followed, including a $1,500,000 NIH R01 grant and a $750,000 NIH R02 grant, bringing the total number of grant commitments awarded to CBL to 11 totaling $3,495,000 as of July 31, 2006. In 2005, we also received $20,000 as a subcontractor relating to a NIH grant to System Biosciences, LLC.

An exclusive license from the Cleveland Clinic serves as a foundation for our intellectual property. As a result of this license, we have filed, on the Cleveland Clinic’s behalf, 12 patent applications covering new classes of anticancer and radiation-protecting compounds, their utility and mode of action. The relationship with ChemBridge has provided us with a 180,000 compound library to use in our high-throughput screening facility. Access to these compounds provides our scientists with a valuable resource to assist them in generating highly-promising hits against critically important cancer targets.

We secured a $6,000,000 investment via a private placement of Series A Preferred Stock in March 2005. We completed our initial public offering in July 2006 in which we received approximately $9,180,000 before expenses. These amounts, together with grants we have received, have supported our R&D activities to date. We are actively seeking new grants and co-development contacts with premier pharmaceutical partners to support further development of other promising leads resulting from our R&D program.

Critical Accounting Policies

Our management’s discussion and analysis of our financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States, or GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of our assets, liabilities, revenues, expenses and other reported disclosures. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances.

The notes to our financial statements include disclosure of our significant accounting policies. While all decisions regarding accounting policies are important, we believe that the following policies could be considered critical.

Revenue Recognition

We recognize revenue in accordance with Staff Accounting Bulletin No. 104, “Revenue Recognition”. Our revenue sources consist of government grants, government contracts and commercial development contracts.

Grant revenue is recognized in two different methods depending on the type of grant. Cost reimbursement grants require us to submit proof of costs incurred that are invoiced by us to the government agency, which then pays the invoice. In this case, grant revenue is recognized at the time of submitting the invoice to the government agency. Fixed-cost grants require no proof of costs and are paid as a request for payment is submitted for expenses. The grant revenue under these fixed cost grants is recognized using a percentage-of-completion method, which uses assumptions and estimates. These assumptions and estimates are developed in coordination with the principal investigator performing the work under the government fixed-cost grants to determine key milestones, expenses incurred, and deliverables to perform a percentage-of-completion analysis to ensure that revenue is appropriately recognized. Critical estimates involved in this process include total costs incurred and anticipated to be incurred during the remaining life of the grant.

Government contract revenue is recognized periodically upon delivery of an invoice for allowable R&D expenses according to the terms of the contract. Commercial development revenues are recognized when the service or development is delivered.

R&D Expenses

R&D costs are expensed as incurred. These expenses consist primarily of our proprietary R&D efforts, including salaries and related expenses for personnel, costs of materials used in our R&D, costs of facilities and the legal costs of pursuing patent protection of our intellectual property, as well as costs incurred in connection with our third-party collaboration efforts. Pre-approved milestone payments made by us to third parties under contracted R&D arrangements are expensed when the specific milestone has been achieved. To date, no milestone payments have been made, although $50,000 has been accrued as of June 30, 2006 for milestone payments relating to the filing of an IND for Curaxin CBLC102. Once a drug receives regulatory approval, we will record any subsequent milestone payments in identifiable intangible assets, less accumulated amortization, and amortize them evenly over the remaining agreement term or the expected drug life cycle, whichever is shorter. We expect our R&D expenses to increase as we continue to develop our drug candidates.

Intellectual Property Related Costs

We capitalize costs associated with the preparation, filing and maintenance of our intellectual property rights. Capitalized intellectual property is reviewed annually for impairment. If a patent application is approved, costs paid by us associated with the preparation, filing and maintenance of the patent will be amortized on a straight line basis over the shorter of 17 years or the anticipated useful life of the patent. If the patent application is not approved, costs paid by us associated with the preparation, filing and maintenance of the patent will be expensed as part of selling, general and administrative expenses at that time.

We have capitalized $76,357 in expenditures associated with the preparation, filing and maintenance of certain of our patents, which we incurred during the year ended December 31, 2005. For the six months ending June 30, 2006, we capitalized an additional $13,540 relating to these costs, totaling $89,897. These costs previously were expensed in selling, general and administrative expenses through December 31, 2004. For the periods ending December 31, 2004 and December 31, 2003, these costs were $49,275 and $21,690, respectively.

Stock-based Compensation

We value stock-based compensation pursuant to the provisions of SFAS 123(R). Accordingly, effective January 1, 2005, all stock-based compensation, including grants of employee stock options, are recognized in the statement of operations based on their fair values. We accounted for all stock options through the use of the Black-Scholes model.

Results of Operations

Our operating results for the past three fiscal years have been nominal. The following table sets forth our statement of operations data for the period from June 5, 2003 (inception) to December 31, 2003, the year ended December 31, 2004, the year ended December 31, 2005, the six months ended June 30, 2006 and June 30, 2005, and the quarter ended June 30, 2006 and June 30, 2005, and should be read in conjunction with our financial statements and the related notes appearing elsewhere in this prospectus.

	Quarter Ended June 30, 2006	Quarter Ended June 30, 2005	Six Months Ended June 30, 2006	Six Months Ended June 30, 2005	Year Ended December 31, 2005	Year Ended December 31, 2004	Period from June 5, 2003 (Inception) to December 31, 2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues	$574,996	$77,193	$1,153,420	$197,931	$1,138,831	$636,341	$75,000
Operating expenses	1,863,899	625,945	3,719,161	1,032,267	3,626,664	3,155,784	211,894
Net interest expense (income)	(10,895)	(35,957)	(35,588)	(37,366)	(101,378)	3,699	(68)
Net income (loss)	$(1,278,008)	$(512,795)	$(2,530,153)	$(796,970)	$(2,386,455)	$(2,523,142)	$(136,826)

Six Months Ended June 30, 2006 Compared to Six Months Ended June 30, 2005

Revenue

Revenue increased from $197,931 for the six months ended June 30, 2005 to $1,153,420 for the six months ended June 30, 2006 representing an increase of $955,489 or 483% resulting primarily from an increase in proceeds from the $1,500,000 BioShield grant. The proceeds from the BioShield grant were $941,890 for the six months ended June 30, 2006 as compared to $178,656 for all grant proceeds for the six months ended June 30, 2005. Also, we realized $145,000 for the six months ended June 30, 2006 through a commercial contract with Peprotech, Inc. to develop chemical compounds compared to $19,275 for the six months ended June 30, 2005.

See the table below for further details regarding the sources of our grant and government contract revenue:

Agency	Program	Amount	Period of Performance	Revenue 2006 (thru June 30)	Revenue 2005 (thru June 30)	Revenue 2005	Revenue 2004
				(unaudited)	(unaudited)
NASA	Phase I NASA SBIR program	$70,000	01/2004-06/2004	—	—	—	$69,925
NIH	Phase I NIH SBIR program	$100,000	08/2004-04/2005	—	$49,998	$49,998	$49,750
NIH	NIH SBIR Contract, Topic 186	$100,000	09/2004-03/2005	—	—	—	$99,993
NIH	Phase I NIH STTR program	$100,000	08/2004-04/2005	—	—	—	$99,990
DARPA	DARPA, program BAA04-12	$475,000	11/2004-08/2005	—	$78,658	$283,185	$191,683
NIH	Phase I NIH SBIR program	$100,000	06/2005-01/2006	—	$50,000	$100,000	$—
NIH	BioShield program (NIAID)	$1,500,000	07/2005-01/2007	$941,890	—	$399,707	$—
NIH	Phase I NIH SBIR program	$100,000	08/2005-01/2006	$33,334	—	$66,666	$—
NIH	Phase I NIH SBIR program	$100,000	09/2005-02/2006	—	—	$100,000	$—
NASA	Phase I NASA STTR program	$100,000	01/2006-01/2007	$33,196	—	$—	$—
			Totals	$1,008,420	$178,656	$999,556	$531,341

We anticipate our revenue over the next year to be derived mainly from grants. In addition, it is common in our industry for companies to enter into licensing agreements with large pharmaceutical companies. To the extent we enter into such licensing arrangements, we will receive additional revenue from licensing fees.

Operating Expenses

Operating expenses have historically consisted of costs relating to R&D and selling, general and administrative expenses, which include fees and expenses associated with patent applications. R&D expenses have consisted mainly of supporting our R&D team, process development, sponsored research at the Cleveland Clinic and consulting fees. Selling, general and administrative expenses include all corporate and administrative functions that serve to support our current and future operations while also providing an infrastructure to support future growth. Major items in this category include management and staff salaries, rent/leases, professional services and travel-related expenses. We expect these expenses to increase as a result of increased legal and accounting fees anticipated in connection with our compliance with ongoing reporting and accounting requirements of the SEC and to the extent that we expand our business.

Operating expenses increased from $1,032,267 for the six months ended June 30, 2005 to $3,719,161 for the six months ended June 30, 2006. This represents an increase of $2,686,894 or 260%. This increase resulted primarily from an increase in R&D expenses from $660,587 for the six months ended June 30, 2005 to $3,060,480 for the six months ended June 30, 2006. In addition, higher general and administrative expenses were incurred as a result of creating and improving the infrastructure of the company.

Until we introduce a product to the market, expenses in the categories mentioned above will be the largest factor in our statement of operations.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Revenue

Revenue increased from $636,341 for the year ended December 31, 2004 to $1,138,831 for the year ended December 31, 2005 representing an increase of $502,490 or 79.0%. This increase is primarily due to the increase from grants and contracts received through various government agencies including DARPA (Army) and NIH during 2005. Grant and contract revenue increased from $531,341 for the year ended December 31, 2004 to $999,556 for the year ended December 31, 2005 representing an increase of $468,216 or 88.1%.

Revenue from other sources for the years ended December 31, 2005 and 2004 was $139,275 and $105,000 respectively. Other revenue in 2005 was earned solely through our commercial agreement with Peprotech, Inc. Other revenue in 2004 was earned from high throughput screening services for the Cleveland Clinic.

Operating Expenses

Operating expenses increased from $3,155,784 for the year ended December 31, 2004 to $3,626,664 for the year ended December 31, 2005. This represents an increase of $470,880 or 14.9%. Of the $3,155,784 in operating expenses for the year ended December 31, 2004, $2,250,000 represents a non-cash expense regarding the valuation of 2,250 pre-stock split shares issued to the Cleveland Clinic in exchange for use of their licenses and technologies. Excluding this one-time, non-cash transaction, operating expenses increased from $905,784 for the year ended December 31, 2004 to $3,626,664 for the year ended December 31, 2005. This represents an increase of $2,720,880 or 300.4%. This increase resulted primarily from an increase in R&D expenses from $642,967 for the year ended December 31, 2004 (excluding the $2,250,000 one-time, non cash transaction) to $2,640,240 for the year ended December 31, 2005 incurred to service the above referenced operating revenue as well as for R&D expenses for internal projects. Research expenditures increased over time in 2004 reflecting our growth from two scientists at the beginning of the year to six scientists by year-end as compared to 2005 when there were 16 scientists at year-end. Research costs totaled $1,782,155 for 2005 and $471,195 in 2004 excluding the one-time, non-cash transaction with the Cleveland Clinic. Development activities did not begin until July 2005 and totaled $546,252 in 2005. In addition, selling, general and administrative expenses of $851,319 were incurred in 2005 versus $434,450 in 2004 as a result of creating and improving our infrastructure as we moved into larger lab facilities in May 2005. Accounting and auditing fees also increased to $70,667 in 2005 from $2,246 in 2004 as we raised equity capital in March 2005 and began plans for our initial public offering.

Year Ended December 31, 2004 Compared to Period from June 5, 2003 (inception) to December 31, 2003

Revenue

Operating revenue increased from $75,000 for the period from June 5, 2003 (inception) to December 31, 2003 to $636,341 for the year ended December 31, 2004 representing an increase of 748% resulting primarily from an increase in government grants. We received grants and contracts totaling $531,341 from various government agencies including NASA, DARPA (Army), and NIH in 2004. Other revenue for the years ended December 31, 2004 and 2003 were $105,000 and $75,000, respectively, resulting from high throughput screening services for the Cleveland Clinic.

Operating Expenses

Operating expenses increased from $211,874 for the period from June 5, 2003 (inception) to December 31, 2003 to $3,153,485 for the year ended December 31, 2004. This represents an increase of $2,941,611 or 1,388%. $2,250,000 of the 2004 expenses represents a non-cash expense regarding the valuation of 2,250 pre-stock split shares issued to the Cleveland Clinic. The common shares were issued to the Cleveland Clinic in December 2004, in exchange for use of their licenses and technologies. Excluding this one-time, non-cash transaction, operating expenses increased from $211,874 to $903,485. This represents an increase of $691,611 or 326%. This increase resulted primarily from an increase in R&D expenses incurred to service the above referenced operating revenue as well as selling, general and administrative expenses incurred as a result of a full year of operations.

Liquidity and Capital Resources

We have incurred annual operating losses since our inception, and, as of June 30, 2006, we had an accumulated deficit of $7,898,584. Our principal sources of liquidity have been cash provided by government grants and sales of our securities. Our principal uses of cash have been R&D and working capital. We expect our future sources of liquidity to be primarily equity capital raised from investors, as well as government grants, licensing fees and milestone payments in the event we enter into licensing agreements with third parties, and research collaboration fees in the event we enter into research collaborations with third parties. We anticipate that the proceeds from our initial public offering should be sufficient to fully develop Protectan CBLB502 for non-medical applications; however, to complete the development of Curaxin CBLC102 and Protectan CBLB502 for medical applications, additional investment or revenue sources will be needed.

Net cash used in operating activities totaled $1,771,423 for the six months ended June 30, 2006, compared to $841,090 used in operating activities for the same period in 2005. Net cash used in operating activities totaled $1,730,512 for the year ended December 31, 2005, compared to $207,911 used in operating activities for the same period in 2004. Net cash used in operating activities for the year ended December 31, 2004 totaled $207,911 compared to $11,289 provided by operating activities for the period from June 5, 2003 (inception) through December 31, 2003. For all periods, the increase in cash used was primarily attributable to increased R&D activities.

Net cash provided by investing activities was $862,042 for the six months ended June 30, 2006 and $264,799 used for the same period in 2005. The increased cash provided for investing activities resulted from the maturing of short-term investments that converted to cash. Net cash used in investing activities was $2,805,113 for the year ended December 31, 2005 and $27,991 for the same period in 2004. The increase resulted from investments in long-term certificates of deposit and by purchases of property and equipment. Net cash used in investing activities was $27,991 for the year ended December 31, 2004 and $1,196 for the period from June 5, 2003 through December 31, 2003. This increase resulted from purchases of equipment.

Net cash used in financing activities totaled $312,076 for the six months ended June 30, 2006, compared to $5,840,670 provided by financing activities for the same period in 2005. Net cash provided by financing activities totaled $5,647,347 for the year ended December 31, 2005, compared to $320,517 for the same period in 2004. The cash used in the first half of 2006 was primarily for the costs attributable to our initial public offering. The funds provided in the same period in 2005 and for the year ended December 31, 2005 were attributable primarily to the net proceeds from our private placement of Series A Preferred Stock in March 2005. Net cash provided by financing activities totaled $320,517 for the year ended December 31, 2004 primarily from the issuance of convertible debt compared to $33 for the period from June 5, 2003 (inception) through December 31, 2003.

Although we believe that the net proceeds to be received by us from our initial public offering and existing cash resources will be sufficient to finance our currently planned operations for the near-term (approximately 24 months), such amounts may not be sufficient to meet our longer-term cash requirements, including our cash requirements for the commercialization of certain of our drug candidates currently in development. We may be required to issue equity or debt securities or to enter into other financial arrangements, including relationships with corporate and other partners, in order to raise additional capital. Depending upon market conditions, we may not be successful in raising sufficient additional capital for our long-term requirements. In such event, our business, prospects, financial condition and results of operations could be materially adversely affected.

The following factors, among others, could cause actual results to differ from those indicated in the above forward-looking statements: the status of our R&D efforts, the timing and success of preclinical testing, the timing and success of any clinical trials we may commence in the future, the timing of regulatory submissions, the amount of cash generated by our operations, the amount of competition we face and how successful we are with obtaining any required licenses and entering into collaboration arrangements.

Under our exclusive license agreement with the Cleveland Clinic, we may be responsible for making milestone payments to the Cleveland Clinic in amounts ranging from $50,000 to $4,000,000. The milestones and corresponding payments for Protectan CBLB502 and Curaxin CBLC102 are set forth below:

File IND application for Protectan CBLB502	$50,000
Complete Phase I studies for Protectan CBLB502	$100,000
File NDA application for Protectan CBLB502	$350,000
Receive regulatory approval to sell Protectan CBLB502	$1,000,000

File IND application for Curaxin CBLC102 (completed May 2006)	$50,000
Commence Phase II clinical trials for Curaxin CBLC102	$250,000
Commence Phase III clinical trials for Curaxin CBLC102	$700,000
File NDA application for Curaxin CBLC102	$1,500,000
Receive regulatory approval to sell Curaxin CBLC102	$4,000,000

Our agreement with the Cleveland Clinic also provides for payment by us to the Cleveland Clinic of royalty payments calculated as a percentage of the net sales of the drug candidates ranging from 1-2%, and sublicense royalty payments calculated as a percentage of the royalties received from the sublicenses ranging from 5-35%. However, any royalty payments and sublicense royalty payments assume that we will be able to commercialize our drug candidates, which are subject to numerous risks and uncertainties, including those associated with the regulatory approval process, our R&D process and other factors discussed above in “Risk Factors.” Each of the above milestone payments, royalty payments and sublicense royalty payments will be accrued until the Cleveland Clinic owns less than five percent of our common stock on a fully-diluted basis or we receive more than $30,000,000 in funding and/or revenues from sources other than the Cleveland Clinic, neither of which have occurred.

To more effectively match short-term investment maturities with cash flow requirements, we have obtained a working capital line of credit, which is fully secured by our short-term investments. This fully-secured, working capital line of credit has an interest rate of prime minus 1%, a maturity of one year, and a borrowing limit of $500,000.

Impact of Inflation

We believe that our results of operations are not dependent upon moderate changes in inflation rates.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements.

Recent Developments

On July 12, 2006, we received notification from NCI that we have been awarded a SBIR grant in the amount of $750,000. The grant will provide funding towards the evaluation of the efficacy and toxicity of a new class of therapeutic candidates for the treatment of neuroblastoma and identification of lead compounds that will serve as the basis for the development of targeted therapy.

BUSINESS

Our Company

We are a development-stage company engaged in drug discovery. Our goal is to identify and develop new types of drugs for protection of normal tissues from exposure to radiation and other stresses, such as toxic chemicals and for cancer treatment. Our initial target is to develop a drug to protect humans from the effects of exposure to radiation, whether as a result of military or terrorist acts or as a result of a nuclear accident. Recent acts of terrorism and the proliferation of nuclear weapons programs in rogue states have created a more immediate demand for further research and development in this area. Other potential applications of our drug candidates include reducing the side effects of cancer treatment as well as killing tumor cells.

Our development efforts are based on discoveries made in connection with the investigation of the cell-level process know as apoptosis. Apoptosis is a highly specific and tightly regulated form of cell death that can occur in response to external events such as exposure to radiation or toxic chemicals or to internal stresses. Apoptosis is a major determinant of tissue damage caused by a variety of medical conditions including cerebral stroke, heart attack or acute renal failure. Conversely, however, apoptosis also is an important protective mechanism that allows the body to shed itself of defective cells, which otherwise can cause cancerous growth.

Research has demonstrated that apoptosis is sometimes suppressed naturally. For example, most cancer cells develop resistance to apoptotic death caused by drugs or natural defenses of the human body. Our research is geared towards identifying the means by which apoptosis can be affected and manipulated depending on the need.

If the need is to protect healthy tissues against an external event such as exposure to nuclear radiation, we attempt to suppress apoptosis in those healthy tissues thereby imitating the apoptotic-resistant tendencies displayed by cancer cells. A drug with this effect would also be useful in ameliorating the often severe side effects of anticancer drugs and radiation that cause collateral damage to healthy tissues during cancer treatment. Because the severe side effects of anticancer drugs and radiation often limit their dosage in cancer patients, an apoptosis suppressant drug may enable a more aggressive treatment regimen using anticancer drugs and radiation and thereby increase their effectiveness.

On the other hand, if the need is to kill cancerous cells, we attempt to restore apoptotic mechanisms that are suppressed in tumors so that those cancerous cells will once again become vulnerable to apoptotic death. In this regard, we believe that our drug candidates could be vital to the treatment of cancer patients.

Our initial drug development is based on drug prototypes discovered at the Cleveland Clinic and exclusively licensed to us. Our core competency, which adds critical value to these prototypes, is our ability to develop and enhance these prototypes through preclinical and clinical development. Our strength in the therapeutic areas of protection from radiation and cancer therapy is another critical component of our core competency.

We intend to continue feeding our drug discovery pipeline with new projects. The early, high-risk stages of target discovery, concept validation and assay development will be predominantly performed as focused, short-term sponsored research projects by our collaborators, primarily in the laboratories of Dr. Andrei Gudkov at the Cleveland Clinic.

Product Development

Process

In general, the process for drug discovery and development includes:

•	target discovery — finding what part of the cell is affected by the drug;

•	validation — confirmation that hitting the target does what we think and nothing else;

•	isolation of prototype drugs using high throughput screening — applying robotics to large collections of chemicals to find the ones that hit the target or effect whole cells in a desirable way;

•	hit-to-lead optimization — improving properties of selected chemicals to make drug prototypes by generating chemical derivatives of initial hit and testing properties in an array of assays;

•	formal preclinical pharmacological and toxicological drug product characterization — testing safety and efficiency of drugs in primates using highly regulated standard approaches; and

•	clinical trials — testing drug safety and actions using humans.

Scientific Foundation

CBL concentrates on the development of small molecule drugs and biologics focusing on two major therapeutic directions:

•	Development of drugs that protect normal tissues from the damaging effects of ionizing radiation and chemotherapy (protectans). This consists more specifically of:

•	development of radioprotectants for non-medical applications, e.g., protection against the military or terrorist use of nuclear weapons; and

•
development of cancer treatment supplements that decrease the side effects of radiation treatment and anticancer drugs and allow for an increased dose of radiation and anticancer drugs to be safely received by a patient.

•	Development of anticancer drugs targeting a newly discovered way of regulating cell death (curaxins).

Our drug development strategy is based on several original concepts that view a cell’s inherent ability to commit suicide as a target for pharmacological treatment. Depending on the desired outcome, we develop both cell-death inhibiting (for normal tissue protection) and cell-death inducing (for cancer treatment) pharmaceuticals.

Pharmacological modulation of programmed cell death for protection of normal tissues. Apoptosis is considered a major determinant of tissue damage associated with a variety of stresses including cerebral stroke, heart attack or acute renal failure. Consequently, pharmacological inhibition of apoptosis is considered a therapeutic strategy for treatment of these conditions. Cancer treatment side effects, resulting from injuries caused by radiation and chemotherapy to normal sensitive tissues, are also associated with apoptosis. This includes injuries to the hematopoietic and immune systems, the epithelium of the digestive tract and hair follicles. We are employing pharmacological inhibition of programmed cell death to combat the side effects of cancer treatment. Indeed, whereas normal sensitive tissues respond to traditional DNA-damaging (genotoxic) anticancer treatment by apoptosis, those tumor cells, which have lost suicidal properties, are killed by these drugs through alternative mechanisms. Therefore, temporary and reversible inhibitors of apoptosis are expected to selectively protect normal tissues having no effect on the tumor’s sensitivity to the anticancer drugs. To further assure the selectivity of normal tissue protection, we will embark upon the pharmacological imitation of survival mechanisms that are already active in tumor cells — inhibition of p53 (pro-apoptotic) and/or activation of NF-kB (anti-apoptotic). These concepts are in contrast with conventional views on p53 and NF-kB as cancer treatment targets, which generally hold that p53 should be stimulated and NF-kB should be suppressed.

As the basis for the development of NF-kB-inducing tissue protecting drugs, we will explore a unique source of natural modulators of apoptosis — microbes inhabiting the human body as well as tumors themselves. Both microbial parasites and tumors depend on the viability of the host cells. Therefore, they secrete a variety of factors inhibiting apoptosis of host cells as part of their survival strategy. These natural anti-apoptotic factors, when optimized, form the core of our tissue protecting drugs known as protectans.

Pharmacological modulation of programmed cell death for cancer treatment. Apoptosis is an important natural biological mechanism that removes defective cells. Cancer cells, however, frequently acquire defects in their apoptotic machinery as part of their progression strategy, which inhibits the death of these cells. In many tumors, this happens due to the deregulation of two major mechanisms controlling apoptosis — p53 and NF-kB pathways. Thus, in cancer cells, p53 is usually physically or functionally lost, whereas NF-kB becomes constitutively active. As a result, the natural therapeutic procedures that cause death in normal sensitive tissues may not be effectively damaging to cancer cells. Deciphering mechanisms of apoptosis deactivation in tumors allows for the rational design of new, targeted therapeutic approaches aimed at their restoration, and therefore at the increased killing of cancer cells. Our team has discovered a novel mechanism of tumor resistance to apoptosis that involves functional repression of p53 by constitutively active NF-kB thereby leading to the inhibition of apoptosis. We are developing small molecules, curaxins, capable of killing tumor cells by reversing this mechanism, thereby restoring the ability to undergo apoptosis. Since constitutively active NF-kB is present only in tumor cells, curaxins are harmless to normal tissues.

Protectan CBLB502

Non-Medical Applications

Protectan CBLB502 is our leading radioprotectant molecule in the protectans series. Protectan CBLB502 represents a rationally designed derivative of the microbial protein, flagellin. Flagellin is secreted by Salmonella typhimurium and acts as a natural activator of NF-kB. Protectan CBLB502 is administered through injection. In collaboration with the Cleveland Clinic, our scientists have demonstrated that injecting Protectan CBLB502 into mice protects them from lethal doses of total body gamma radiation. An important advantage of Protectan CBLB502 above any radioprotectant known to us is its ability to effectively protect not only the hematopoietic system but also the gastrointestinal tract, which are among the most sensitive areas of the human body to radiation. High levels of radiation, among other effects, induce moderate to severe bone marrow damage. The immune and blood stem cells are also depleted and death is caused by anemia, infection, bleeding and poor wound healing. Protectan CBLB502’s ability to effectively protect the hematopoietic system and gastrointestinal tract may make Protectan CBLB502 uniquely useful as a radioprotective antidote. In addition, Protectan CBLB502 has proved to be a stable compound for storage purposes. It has been found to be able to be stored at temperatures close to freezing, room temperature or extreme heat. Manufacture of Protectan CBLB502 is relatively inexpensive due to its high yield bacterial producing strain and simple purification process.

Extraordinary radioprotective properties, an excellent toxicity profile, outstanding stability and inexpensive production of Protectan CBLB502 make it a primary candidate for entering formal preclinical studies. Initially, Protectan CBLB502 will be developed for non-medical purposes — as a radioprotectant antidote for the protection of people from severe doses of ionizing radiation. This drug development strategy complies with recently adopted FDA rules for investigational drugs that address situations such as radiation injury, where it would be unethical to conduct efficacy studies in humans. While Phase II and Phase III human clinical trials are normally required for the marketing approval of an investigational drug, under the new FDA rules Protectan CBLB502 would be considered for approval for this indication based on Phase I safety studies in humans and efficacy studies in relevant primates. Based upon such expedited approval process, Protectan CBLB502 may be approved for non-medical applications within 18-36 months. Because Phase II and Phase III testing, which each involve testing a drug candidate on large numbers of participants who suffer from the targeted disease and condition, can last for a total of anywhere from three to six or more years, being permitted to bypass those phases represents a significant time and cost savings in getting FDA approval. Without Phase II and Phase III testing, the FDA approval process is based on efficacy testing in primates and safety testing in humans conducted during preclinical and Phase I trials.

As part of this expedited approval process, the FDA has indicated that it intends to engage in a highly interactive review of IND and NDA applications and to provide for accelerated review or approval of certain medical products for counterterrorism applications, including granting eligible applications “Fast Track” approval status (as described in this prospectus under the section titled “Government Regulation”). In cases where priority review is given to “Fast Track” applications, the applicant is permitted to submit applications on a rolling basis. We plan to apply for fast track approval upon the filing of our IND application for Protectan CBLB502. If Protectan CBLB502 is approved, we may market it outside of the United States to the extent permitted by U.S. and foreign government authorities.

In order for us to receive final FDA approval for Protectan CBLB502 for non-medical applications we need to: (1) manufacture our drug candidate according to GMP guidelines, (2) repeat our animal studies with the GMP-manufactured drug candidate, (3) file an IND and receive a response from the FDA, (4) perform a Phase I human study, which does not require GMP-manufactured material and can be done simultaneously with the rest of the steps, and (5) file an NDA. In the most optimistic scenario, these steps could be accomplished in 18 months, whereas in a more conservative scenario, it could take up to 36 months or more to complete the development and approval of Protectan CBLB502 for non-medical applications. We have not begun the formal approval process with the FDA.

The Project BioShield Act of 2004, which further expedites approval of drug candidates for certain uses, is aimed to bolster the nation’s ability to provide protections and countermeasures against biological, chemical, radiological or nuclear agents that may be used in a military, terrorist or nuclear attack. The principal provisions of this law are to: (1) facilitate R&D of biomedical countermeasures by the NIH, (2) provide for the procurement of needed countermeasures through a special reserve fund of $5.6 billion over ten years, and (3) authorize, under limited circumstances, the emergency use of medical products that have not been approved by the FDA. The law also allows the use of expedited peer review when assessing the merit of grants and contracts of up to $1,500,000 for countermeasure research. We have been awarded a $1,500,000 research grant pursuant to this law.

Congress recently has enacted the Support Anti-Terrorism by Fostering Effective Technologies (SAFETY) Act and the Public Readiness and Emergency Preparedness (PREP) Act, each of which provide some level of liability protection to companies involved in the production or distribution of anti-terrorism or military and defense related goods. The SAFETY Act provides to certain sellers of anti-terrorism technologies a qualified limitation of liability based on an amount of liability insurance coverage, a limitation on joint and several liability for non-economic damages, and limitations on punitive damages. The PREP Act offers liability protections to companies involved in the development, manufacturing and deployment of pandemic and epidemic products, and security countermeasures. In addition, as a result of the scaled down FDA approval process and the Project BioShield Act, members of Congress have proposed the Project BioShield II Act of 2005, which would provide for additional product liability protection for companies that create vaccines or biological defense drugs that could cause injury to patients. Each of these acts and proposed acts are of recent vintage and have not been subject to much clarification or been subject to much litigation, and therefore, the scope and availability of these protections, as interpreted by courts, have not been fully demonstrated. While we anticipate that our drug candidates developed for these types of uses will be afforded some level of protection under these laws, we cannot predict with any certainty that the enactment of these laws will provide us with a defense to any potential litigation or claim of liability.

Medical Applications

In addition to military or other non-medical applications, Protectan CBLB502 has been observed preliminarily to dramatically increase the efficacy of radiotherapy of experimental tumors in mice. Protectan CBLB502 appears to increase the tolerance of mice to radiation while having no effect on the radiosensitivity of tumors, thus opening the possibility of combining radiotherapy with Protectan CBLB502 treatment to improve overall anticancer efficacy of radiotherapy. Our animal efficacy studies showed that up to 100% of mice treated with Protectan CBLB502 prior to being exposed to radiation survived without any associated signs of toxicity versus a 100% mortality rate in the animal group that received the placebo drug.

A pilot study conducted from December 2005 to July 2006 by Frontier Biotechnologies, Inc. at the National Chengdu Center for Safety Evaluation of Traditional Chinese Medicine in China in which 20 non-human primates received lethal doses of radiation demonstrated a 10-day delay of radiation-associated mortality and a significant reduction in death rates (from 75% to 25%) in the group of animals treated with Protectan CBLB502 without any associated signs of toxicity. An equal degree of protection was achieved in a subgroup of non-human primates that were previously exposed to Protectan CBLB502 demonstrating that Protectan CBLB502 is effective despite multiple administrations, which is not always the case with most protein based drugs. In addition, in the Protectan CBLB502 treated group, half of the non-human primates that survived radiation showed no gross pathologies. In the rest of the survivors from this group, radiation-induced damage to the lymphoid organs and gastrointestinal tract was significantly less pronounced than that suffered by survivors in the control group, which received no radioprotectants. The observed radioprotective efficacy of Protectan CBLB502 may be attributed to a rapid and substantial increase in the blood concentration of a number of tissue protecting growth factors and cytokines following its injection. Although these results are preliminary in nature and results discovered in animal trials are often not indicative of results in humans, they are encouraging because they indicate that Protectan CBLB502 has radioprotective properties.

In contrast to non-medical applications, the use of Protectan CBLB502 to ameliorate the side effects of radiation treatment and anticancer drugs is subject to the full FDA approval process.

Curaxins

We are developing drugs to treat one of the most treatment resistant types of cancer — renal cell carcinoma, or RCC. Unlike many cancer types that frequently mutate or delete p53, one of the major tumor suppressor genes, RCC belongs to a rare category of cancers that typically maintain a wild type form of this protein. Nevertheless, RCC cells are resistant to apoptosis, suggesting that in spite of its normal structure, p53 is functionally disabled. The work of our founders has shown that p53 function is indeed inhibited in RCC by an unknown dominant factor. We have established a drug discovery program to identify small molecules that selectively kill tumor cells by restoring the normal function to functionally impaired p53 in RCC. This program yielded a series of chemicals with the desirable properties named curaxins (CBLC100 series). We have isolated three chemical classes of curaxins. One of them includes relatives of 9-aminoacridine, the compound that is the core structure of many existing drugs. This characteristic has allowed us to skip preclinical development and Phase I studies and bring one of these drug candidates into Phase IIa clinical trials, saving years of R&D and improving the probability of success.

Curaxins represent a novel class of anticancer drugs with a unique combination of therapeutic properties. Unlike conventional chemotherapy, they kill tumor cells by simultaneously hitting two important molecular targets — activating p53 and deactivating NF-kB — rather than through DNA damage.

Probably one of the most important outcomes of this drug discovery program was the identification of the mechanism by which curaxins deactivate NF-kB. This mechanism of action makes curaxins potent inhibitors of the production and the activity of NF-kB not only in its stimulated, but also in its basal form. The level of active NF-kB is usually also increased in cancer cells. Moreover, due to curaxin-dependent functional conversion of NF-kB-DNA complexes, the cells with the highest basal or induced NF-kB activity are supposed to be the most significantly affected by curaxins. Clearly, this paradoxical activity makes deactivation of NF-kB by curaxins more advantageous compared to conventional strategies targeting NF-kB activators.

Active Pharmaceutical Ingredient, or API, for the initial clinical studies has been manufactured by Regis Technologies, Inc. and Aptuit (Kansas City), LLC, pharmaceutical producers with whom we have contracted. Initial trial batches have been prepared, and purification methods are being refined. In preparation for the IND clinical studies, a stability program for API will be conducted by the producers. For Phase IIb, Phase III and final production, several other vendors will also be reviewed on a competitive basis to select the site for large-scale manufacturing.

Curaxin CBLC102

One of the curaxins from the 9-aminoacridine group is a long-known anti-infective compound known as quinacrine which we refer to as Curaxin CBLC102. It has been used for over 40 years to treat malaria, osteoarthritis and autoimmune disorders. But we have discovered new mechanisms of action for quinacrine in the area of apoptosis. Through assay testing done in a variety of human tumor-derived cell lines representing cancers of different tissue origin, including RCC, sarcomas, prostate, breast and colon carcinomas performed at Dr. Gudkov’s laboratories at the Cleveland Clinic beginning in 2002, we have observed that Curaxin CBLC102 behaves as a potent NF-kB suppressor and activator of p53 in these types of cancer cells. It has favorable pharmacological and toxicological profiles and demonstrates the anticancer effect in transplants of human cancer cells into primates. These features make Curaxin CBLC102 our prime IND drug candidate among other curaxins. The drug candidate will be used for Phase II clinical trials to treat RCC, soft-tissue sarcoma and hormone refractory prostate cancer patients.

Clinical trials with Curaxin CBLC102 will be initially performed at the Cleveland Clinic and will be later expanded to other centers. Selection of the types of malignancies for these initial trials is based on their documented status of p53 (wild type, mutant, deleted) and NF-kB activity. The primary target indications are RCC, soft-tissue sarcoma and hormone refractory prostate cancer. We will apply our therapy to patients who have failed to respond satisfactorily after undergoing established cancer treatments and will use the suppression of tumor growth and prolonged patient survival as major endpoints. An additional endpoint, PSA level reduction, will be used in the prostate trials. Elevated PSA levels are indicative of the progression of prostate cancer.

We have an agreement with Regis Technologies, Inc., a GMP manufacturer, that has produced sufficient quantities of Curaxin CBLC102 according to the process previously used for production of this drug when it was in common use. We are currently in the process of preparing clinical trials protocols and identifying interested physicians. We have had a pre-IND meeting with the FDA. As a result of the meeting, the FDA stated that it will allow us to proceed with the initiation of clinical trials of Curaxin CBLC102 in patients (after submitting and gaining IND approval) using a staged-cohort escalating dose design in the first study, which means that we can initiate our first clinical study using a small number of patients to confirm the safety of the drug in humans before enrolling the full study at a higher dosage level. On May 26, 2006, we filed our IND application with the FDA to begin clinical trials in patients with androgen-independent prostate cancer. On June 26, 2006, the FDA advised us that we may initiate clinical Phase II studies after making additional minor modifications to the protocol for such clinical studies. We will conduct the first study in prostate cancer patients at the Taussig Cancer Center of the Cleveland Clinic and Case Western Reserve University.

We have applied for the patent covering use of Curaxin CBLC102 as an anticancer agent based on a newly discovered unique mechanism of action, and we are also planning to seek orphan drug status marketing protection from the FDA for the use of Curaxin CBLC102 to treat RCC, soft-tissue sarcoma and hormone refractory prostate cancer.

Other Curaxins

As mentioned above, screening of the chemical library for compounds capable of restoring normal function to wild type p53 in the context of RCC yielded three chemical classes of compounds. Generation of focused chemical libraries around the hits from one of these classes and their structure-activity optimization brought about a new generation of curaxins. These molecules have a chemical structure different from 9-aminoacridine (Curaxin CBLC102) and are more active and appear to be more selective of tumor cells than the representatives of the first generation of curaxins (e.g., Curaxin CBLC102).

Following additional optimization we are planning to embark upon the formal development of two to three additional second generation curaxins.

Product Development Schedule and Capital Requirements

Drug development is a slow, expensive, risky and highly volatile process. A survey conducted by the Tufts Center for the Study of Drug Development in 2001 estimated that from the commencement of R&D to FDA approval of a drug, a drug company typically spends approximately $800 million dollars over a 10 to 15 year period.

We intend to continue R&D of our innovative drug candidates by utilizing technologies and product prototypes licensed from research institutions (e.g., the Cleveland Clinic and The University of New South Wales), which advances our efforts at producing a final product, and adding to them new compounds discovered in-house. Specifically, our efforts are focused on Protectan CBLB502 with potential applications in both non-medical and medical areas and on its newly discovered properties, which allow us to develop this drug candidate as a supportive agent during radiotherapy. We will also continue our work on Curaxin CBLC102 for anticancer therapy. This development will be supplemented with discovery efforts preparing new generations of our drugs. Our development projects are prioritized based on our estimate of the distance from a final product or licensing end-point and the probability of success. Projects will be implemented in parallel or sequential fashion, as resources permit.

We plan to use the net proceeds of our initial public offering together with existing funds to achieve the following objectives:

•	Phase I safety clinical trials for non-medical applications of Protectan CBLB502;

•	pivotal study of Protectan CBLB502 using primates for non-medical applications (an equivalent of Phase II/III clinical study);

•	filing an IND followed by an NDA to receive all necessary regulatory approvals to manufacture and sell Protectan CBLB502 for non-medical applications;

•	preclinical studies, IND filing and Phase I clinical studies for the medical use of Protectan CBLB502;

•	filing IND for Curaxin CBLC102 and subsequent clinical studies (Phase IIa in multiple cancers); and

•	additional discovery, lead optimization and preclinical studies aimed at developing new generation of curaxins and protectans.

Our selected development projects are unified by a common therapeutic focus and are built upon a common scientific paradigm. We believe that our distinct projects expand the potential value of a common technology. Our seasoned management team will constantly monitor the progress of our projects at the key objectives and compare them with pre-established developmental milestones. By supporting and carefully managing several projects simultaneously, we will attempt to reduce short-term risk and contribute to our long-term potential.

As a result of the outlined development, Protectan CBLB502 may be approved for non-medical applications within 18-36 months. During the same period of time, we also expect to conduct Phase I trials of Protectan CBLB502 with a view to demonstrating its utility for cancer treatment. Additionally, we expect to have conducted Phase II clinical trials of Curaxin CBLC102 later in 2006 with a view to demonstrating its efficacy for RCC, soft-tissue sarcoma and hormone refractory prostate cancer.

In addition to the proceeds of our initial public offering, we will pursue other sources of capital to fund additional development of products.

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Grants — Through July 31, 2006, we have received 11 government grant commitments from NIH, DOD and NASA totaling $3,495,000 including the prestigious $1,500,000 R01 award from NIH and $750,000 R02 award from NIH. Each grant awarded is confined to the scope of work described in the grant application and the grant funds cannot be used for any other purpose. The grantee provides the grantor with a final report detailing the results of the work and, depending on the terms of the specific grant, may need to provide status reports on an ongoing basis. The table below lists each of the 11 government grants awarded to us to date.

Agency	Title	Amount	Project	Status

NASA	New class of biological radioprotectors	$70,000	Protectans	Completed
NIH	N-myc targeted therepeutics for childhood neuroblastoma	$100,000	Curaxins	Completed
NIH	Radioprotectors targeting p53	$100,000	Protectans	Completed
NIH	Development of new inhibitors of androgen receptors	$100,000	Curaxins	Completed
DARPA	Tissue protecting antidotes from anti-apoptotic factors of Mycoplasma	$475,000	Protectans	Completed
NIH	Bacterial proteins as cancer drugs and radioprotectors	$100,000	Protectans	Completed
NIH	Protecting immune system by modulators of p53 and NF-kB	$1,500,000	Protectans	Funded
NIH	New approach to improve abdominopelvic radiotherapy by protecting small intestine	$100,000	Protectans	Completed
NIH	Effective Radioprotectants Targeting Toll-like Receptor 5	$100,000	Protectans	Completed
NASA	Use of CBLB502 against biologically harmful effects of ionizing radiation during space flight	$100,000	Protectans	Funded
NIH	N-myc targeted therapeutics for childhood neuroblastoma	$750,000	Curaxins	Funded

Besides being a source of non-dilutive cash, grants play two very important roles:

•	validating our science by passing a rigorous review process; and

•	creating awareness by exposure to a professional bio-medical community.

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License of Early-Stage Leads— In addition to Protectan CBLC502 and Curaxin CBLC102, we possess certain compound prototypes which we are developing with a view to offering them to a pharmaceutical or biotechnology company for strategic alliance or licensing transactions.

We cannot be certain that we will be successful in attracting additional capital from any of the foregoing sources to fund our development of drugs. In the event that we do not successfully attract additional capital, our business, prospects, financial condition and results of operations could be adversely affected.

Research and Development

Over nearly two years of operations, we have been able to build an R&D team headed by our founder and Chief Scientific Officer, Dr. Andrei Gudkov, and Vice President of R&D, Dr. Elena Feinstein, both distinguished scientists with numerous publications and patents. Our Vice President of Drug Development, Dr. Farrel Fort, who spent 20 years at Abbott Laboratories and TAP Pharmaceutical where he was the Director of Drug Safety, supervises our drug development efforts. Over the last 10 years, the labs of Drs. Gudkov and George Stark of the Cleveland Clinic have received more than $20 million of grant funding for the development of the basic science forming our technological foundation. Our fully equipped 6,500 square foot research facilities include a modern high-throughput screening, or HTS, core and versatile molecular biology and cell culture capabilities.

Besides academic grants already received by the labs of our scientific founders, we are eligible for government support. Both NIH and DARPA participate in the SBIR grant program, which is specifically designed to support R&D in small companies with fewer than 500 employees and 51% owned or controlled by U.S. citizens or permanent resident aliens, such as ours, and whose programs present us with opportunities to leverage our core drug development activities. A new and very promising feature of SBIR funding is its multi-million dollar Phase III awards, which can be used to pay for clinical trials. This Phase III opportunity is limited to a few therapeutic areas, including our field of activity.

We have historically received approximately 30% of our grant revenues through the SBIR and Small Business Technology Transfer grant programs. On April 26, 2006, we received a letter from the Small Business Administration, or SBA, advising us that as of March 24, 2006, we no longer met the size standard of fewer than 500 employees because of our affiliation with the Cleveland Clinic. In an effort to address the SBA’s concerns, the voting agreement between the Cleveland Clinic and Dr. Gudkov (in which Dr. Gudkov had granted the Cleveland Clinic the right to vote his shares) was rescinded so as to allow Dr. Gudkov the right to vote all of his shares. On April 28, 2006, we filed for re-certification with the SBA asserting that effective upon the rescission of the voting agreement, our affiliation with the Cleveland Clinic (as defined by the SBA) terminated and therefore we are now in compliance with the SBA’s size standard. By letter dated May 22, 2006, the SBA notified us that the SBA made a formal determination that we are now in compliance with the SBA’s size standard. In the future, if we are found not to be, or not to have been, eligible for these types of grants, including, for example, as a result of the composition of our equity ownership, the loss of eligibility could materially and adversely affect our research efforts.

We have submitted 14 grant applications to NIH, DOD and NASA. As of July 31, 2006, 11 of the 14 grant applications have been awarded to us bringing $3,495,000 in grant commitments to our R&D programs.

Licensing Revenues

Licensing and other payments from large pharmaceutical companies (and other institutions, including the U.S. government) are a major revenue source for biotech companies in the process of developing drugs. Licensing and acquisition transactions with large pharmaceutical companies are struck at all stages of drug development, from early discovery to Phase III clinical trials. For example, large pharmaceutical companies, such as Bristol-Myers Squibb Co., Johnson & Johnson, Amgen Inc., AstraZeneca and Novartis AG, that dominate the anticancer drug market, distribute major anticancer drugs that were initially developed by biotech companies. Over the last decade, there has been a substantial increase in the number of collaborative deals between large pharmaceutical companies and biotech companies with the average deal amount increasing to $30 million in 2003. Such licensing deals can be an attractive way to realize the value of a potential product of a biotech company early in the R&D process — an approach we intend to strategically employ. Historically, some of the larger biopharmaceutical licensing deals have been in the field of cancer research. In addition to bringing in early revenues, such discussions can also serve as an invaluable opportunity to gauge the true market value of specific drug candidates. However, as of the date of this prospectus, we have not realized any revenue from licensing arrangements.

Strategic Partnerships

CBL’s development is supported by its strategic partners and founders, the Cleveland Clinic and ChemBridge. Besides being a source of critical intellectual property, the Cleveland Clinic provides access on favorable economic terms to its multiple research cores and animal care facilities, which allows us to avoid building this type of infrastructure and focus instead on mission-critical research and drug development. Even more importantly, leading physicians of the Cleveland Clinic are involved in the design of our clinical trials, which will take place at the Cleveland Clinic, providing invaluable expertise in various cancer types and radiological treatment. Additionally, we may license certain future intellectual property developed in a laboratory at the Cleveland Clinic headed by one of our founders through our existing exclusive license for cancer applications and tissue protection with the Cleveland Clinic, which we believe will provide a good supply of new concepts and leads for future development.

ChemBridge provided us with access to 180,000 compounds of its compound library in exchange for 357,600 shares of our common stock and warrants to purchase 264,624 shares of our common stock. ChemBridge also expects to play a key role in hit-to-lead optimization providing necessary chemical expertise and synthetic capabilities. Our agreement with ChemBridge allows us to utilize these capabilities for a 50% share in the ownership of two lead compounds selected by ChemBridge and all derivative compounds thereof in lieu of cash reducing our development exposure.

We are actively seeking new strategic partnerships to support the development of our drug candidates. We are engaged in discussions with several leading pharmaceutical and biotech entities as well as various government institutions. In August 2004, we entered into five-year cooperative research and development agreement, or CRADA, with the Uniformed Services University of the Health Sciences which includes the Armed Forces Radiobiology Research Institute (AFRRI), the Henry M. Jackson Foundation for the Advancement of Military Medicine, Inc. (Henry Foundation) and the Cleveland Clinic to: (1) evaluate radioprotectant candidates originating from the Cleveland Clinic, (2) obtain information on the effects of the radioprotectant candidates originating from AFRRI on intracellular and extracellular signaling pathways, and (3) if promising candidates emerge from the radioprotectant candidates supplied by the Cleveland Clinic, develop a plan and initiate studies of these compounds to the FDA to obtain IND status. The agreement may be unilaterally terminated by any party upon 30 days prior written notice with or without cause. Under the terms of the agreement, all parties are financially responsible for their own expenses related to the agreement. We are also discussing other collaborations with other potential partners. However, there can be no assurance that any of these discussions will result in collaborations on favorable terms or at all.

Our Intellectual Property

Our intellectual property platform is based primarily on 12 patent applications exclusively licensed to us by the Cleveland Clinic and two patent applications, which we have filed and own, all in the field of regulating cell death that cover new cancer treatment concepts, methods of drug discovery and drug candidates isolated in the laboratory of Dr. Andrei Gudkov. Our license with the Cleveland Clinic is for an indefinite term and we may license additional intellectual property in the same licensed field from the Cleveland Clinic in the future. The Cleveland Clinic may terminate the license upon a material breach by us as specified in the agreement, however, we may avoid such termination if within 90 days of receipt of such termination notice we cure the breach. As consideration for this license, we issued the Cleveland Clinic 1,341,000 shares of common stock and agreed to make certain milestone, royalty and sublicense royalty payments. No milestone payments, royalties or sublicense royalties were recognized or paid during the year ended December 31, 2004 or December 31, 2005. We have, however, as of June 30, 2006, accrued $50,000 in connection with milestone payments relating to the filing of an IND for Curaxin CBLC102.

The aforementioned 12 patent applications licensed from the Cleveland Clinic are as follows:

•	Methods of Inhibiting Apoptosis Using Latent TFGß;

•	Methods of Identifying of Modulators of Apoptosis From Parasites and Uses Thereof;

•	Methods of Inhibiting Apoptosis Using Inducers of NF-kB;

•	Methods of Protecting Against Radiation Using Inducers of NF-kB;

•	Methods of Protecting Against Radiation Using Flagellin;

•	Small Molecules Inhibitors of MRP1 and Other Multidrug Transporters;

•	Flagellin Related Polypeptides and Uses Thereof;

•	Inhibition of NF-kB;

•	Modulation of Immune Responses;

•	Methods of Protecting Against Apoptosis Using Lipopeptides;

•	Modulation of Cell Growth; and

•	Cytochrome B and Uses Thereof.

The aforementioned two patent applications, which we filed and own, are as follows:

•	Quinacrine Isomers; and

•	Modulation of Androgen Receptor for Treatment of Prostate Cancer.

Need and Opportunity

Our portfolio of drug candidates and our technological platform are intended to address a broad array of medical problems. We see utility of our potential drug candidates in the following areas:

•	protection from the biological effects of a terrorist attack, military use of nuclear devices and accidents involving radiation (protectans);

•	reduction of side effects of anticancer treatment (protectans); and

•	new therapies aimed at orphan cancer types such as RCC, soft-tissue sarcoma and hormone refractory prostate cancer using drugs capable of restoring apoptosis in tumors (curaxins).

Upon development of the first generation of drug candidates, we intend to extend our potential market, focusing on one or more major cancer types, such as prostate and colon cancers, and other diseases caused by genotoxic stress.

Non-Medical Applications of Protectans

Recent acts of terrorism and the proliferation of nuclear weapons programs in rogue states have magnified the importance of radioprotectants in military applications. The potential threat of a terrorist attack using a conventional explosive embedded with radioactive material, or “dirty bomb”, or a nuclear device has caused the U.S. government to appropriate significant dollars in the area of Homeland Security and Emergency Preparedness. In a recent legislative act, the Project BioShield Act of 2004, the U.S. government allocated an extra $5.6 billion over ten years for countermeasures against these threats. As of March 26, 2006, under the Project BioShield Act of 2004, there have only been three contracts awarded for the treatment of radiation, which accounted for approximately $38 million of the over approximately $1 billion awarded.

Should either threat become a reality, emergency responders would have to enter the impact area to rescue survivors, assess damage, make repairs and perform containment, thereby potentially exposing themselves to lethal doses of radiation. An emergency of any magnitude, combined with the limited window after radiation exposure in which a drug is effective, would require a stockpile of any drug used to treat the effects of radiation.

The core meltdown, and resulting explosions, at the Chernobyl nuclear power plant in the Ukraine in April 1986 illustrates the impact such events could have on a surrounding population and the need for stockpiling radioprotectants. Officials estimate that at least 600,000 people were involved in some aspect of cleanup and more than 15 million people were exposed to heightened radiation, resulting in medical costs of more than $60 billion.

High-risk areas include military installations and theater of operations, any urban or metropolitan areas at risk of radiation attack, and a 10-50 mile radius around nuclear power plants or spent fuel facilities. In the New York City metropolitan area, for example, approximately 20 million people live within 50 miles of the Indian Point nuclear power plant located just 35 miles north of New York City thereby creating a large market for stockpiling radioprotectants. In addition, similar market opportunities may exist in both Europe and Asia to the extent permitted by U.S. and foreign government authorities. Other products in the bio-defense area have been granted licenses to export into specific countries by the U.S. State Department in accordance with export regulations, including International Traffic in Arms Regulations.

Currently, the only drug that is considered appropriate for stockpiling for protection against radiation injury is potassium iodide (KI). While KI is useful in protecting the thyroid from the long-term risk of thyroid cancer, it is not useful in protecting against the acute effects of radiation injury and ensuing infections. In Europe, KI has been stockpiled for years in sufficient quantities to treat all civilians living within a number of miles of any of the 300 nuclear power plants in the event of a nuclear accident. Stockpiling of KI has also recently begun for civilians living within 10-50 miles of the 103 active nuclear power plants in the U.S. For example, California recently announced plans to buy 880,000 doses of KI to protect people living close to either of the state’s two nuclear plants.

Medical Applications of Protectans

Radiotherapy is the most common modality for treating human cancers. Approximately 50%-60% of cancer patients need radiotherapy at some stage of treatment, either for curative or palliative purposes. To obtain optimal results, a judicious balance between the total dose of radiotherapy delivered and the threshold of the surrounding normal critical tissues is required. In order to obtain better control with a higher dose, normal tissue must be protected against radiation injury. Thus, the role of radioprotective compounds is very important in clinical radiotherapy.

Currently, the only available radioprotectant for cancer patients on the market is Ethyol® (aminofostine), which is produced by MedImmune Inc. Aminofostine is considered an inadequate radioprotectant because of its severe side effects and sub-optimal efficacy. Consequently, its sales have been limited.

The U.S. market for anticancer therapeutics is large and growing. The American Cancer Society estimates overall annual cancer costs in the United States at $189.8 billion: $69.4 billion for direct medical costs, $16.9 billion for morbidity costs, and $103.5 billion for mortality costs. Treatment of breast, lung and prostate cancer accounts for over half of the direct medical costs. The market for anticancer drugs, valued at more than $15 billion in 1998, was projected to nearly double by 2003, and, ultimately, exceeded this projection.

Excessive loss of normal, non-cancerous cells through the mechanism of apoptosis occurs during both drug and radiation cancer treatments. The adverse effects of these therapies include injuries to the hematopoietic and immune systems, the epithelium of the digestive tract and hair follicles. Despite significant efforts in the anticancer drug market, some cancer patients die from complications from the drugs, and a significant number of patients cannot tolerate chemotherapy drug regimens due to their toxic side effects. Some of the side effects are dose limiting in that they do not allow the patient to take higher doses or longer treatment, ultimately reducing the potency of the therapy. Two of the most common side effects, chemo-nausea and fatigue, are likely to be reduced by drugs protecting the hematopoietic and gastrointestinal systems similar to Protectan CBLB502.  This creates an opportunity for us to offer our drug candidate to a substantial number of patients in a multibillion dollar anti-cancer drug market.

New therapies aimed at cancer (Curaxins)

We have prioritized our primary disease targets for Curaxin CBLC102 as RCC, soft-tissue sarcoma and hormone refractory prostate cancer based on several factors, including the results of our preliminary research, readily identifiable partnering opportunities, potential or orphan drug status and alternative treatments in other cancer areas.

RCC is a niche cancer that accounts for 3% of all cancer cases in the United States, but is the most common type of kidney cancer in adults. In the United States, approximately 35,000 — 40,000 patients are diagnosed with RCC annually. For early-stage cancer, the five-year survival rate is 60% to 70%. If the cancer has spread to the lymph nodes, the five-year survival rate is 5% to 15%. If it has spread to other organs, the five-year survival rate is less than 5%. Although the market for RCC treatment is relatively small and large pharmaceutical companies generally are unlikely to enter into the market with their own products that compete directly with us, we may see competition in the RCC market from Wyeth Research and Aeterna Laboratories which are in the late stage development of second-line therapies to combat RCC. These products are aimed at achieving better toxicity profiles and greater survival benefits than conventional treatments for stage IV RCC. Nevertheless, the high mortality rate and small market size may cause other large pharmaceutical companies to license products from a company such as us instead of developing their own products.

Soft-tissue sarcomas are rare, representing only about 1% of all cancer cases. According to the American Cancer Society, approximately 9,400 new cases of soft-tissue sarcoma are projected to be diagnosed in the United States in 2006, which are projected to be responsible for approximately 3,500 deaths per year. If detected early, before it has had a chance to spread, the five-year survival rate is approximately 90%. Treatment requires surgery and radiation therapy with chemotherapy used as an additional means to deal with distant reoccurrences and metastases.

Prostate cancer is the most common cancer in men in the United States other than skin cancer. According to the American Cancer Society, an estimated 234,460 cases are projected to be diagnosed with prostate cancer in 2006. The majority of patients who are diagnosed with localized prostate cancer are treated and cured with either radiation or surgery. Patients in whom treatment with curative intent is unsuccessful and those who present with metastasis are candidates for androgen suppression. The majority of men who are deprived of androgens, however, ultimately progress to an androgen-independent phase where the initial androgen suppression regimen no longer controls the tumor. As a result, treatment for the androgen-independent phase of prostate cancer is a clear unmet medical need.

Competition

In the area of radiation-protective antidotes, the most visible market participant is Hollis-Eden, a biopharmaceutical company that is working on the development of a new class of investigational drugs known as Immune Regulating Hormones (IRHs). Hollis-Eden’s major developmental focus is on HE2100 (also known as NEUMUNE™ and 5-Adrostenediol), which is licensed from Virginia Commonwealth University. In addition, Hollis-Eden recently entered into a CRADA with the United States Department of Defense to jointly develop HE2100 as a radioprotectant. The compound is currently in preclinical trials.

The arsenal of medical radiation-protectors is limited to Aminofostine developed by MedImmune, which is limited due to the serious side effects of the drug. Other radiation-protectors may enter the market.

Biomedical research for anticancer therapies is a large industry, with many companies, universities, research institutions and foreign government-sponsored companies competing for market share. The top ten public U.S.-based companies involved in cancer therapy have a combined market capitalization exceeding $1 trillion. In addition, there are several hundred biotech companies who have as their mission anticancer drug development. These companies account for the approximately 150 anticancer compounds currently in drug trials. However, despite the numerous players with deep pockets, there is still a clear, unmet need in the anticancer drug development market.

Each of the approximately 200 types of cancer recognized by the National Cancer Institute, or NCI, has dozens of subtypes, both etiological and on a treatment basis. Due to this market segmentation, the paradigm of a one-size-fits-all, super-blockbuster approach to drug treatments does not work well in cancer therapy. Currently, even the most advanced therapeutics on the market do not provide substantial health benefits.

This suggests that innovative anticancer therapies are driven by the modest success of current therapeutics, the need for an improved understanding of the underlying science, and a shift in the treatment paradigm towards more personalized medicine. Our technology addresses this need for an improved understanding of the underlying science and implements a fundamental shift in the approach to developing anticancer therapies.

In addition to the direct competition outlined above, there is a potential for adverse market effects from other outside developments. For example, producing a new drug with fewer side effects reduces the need for anti-side-effects therapies. Because of this, we must monitor a broad area of anticancer R&D and be ready to fine-tune our development as needed.

The biotechnology and biopharmaceutical industries are characterized by rapid technological developments and intense competition. This competition comes both from biotech firms and from major pharmaceutical and chemical companies. Many of these companies have substantially greater financial, marketing and human resources than we do (including, in some cases, substantially greater experience in clinical testing, manufacturing and marketing of pharmaceutical products). Our drug candidates’ competitive position among other biotech and biopharmaceutical companies may be based on, among other things, patent position, product efficacy, safety, reliability, availability, patient convenience/delivery devices and price, as well as, the development and marketing of new competitive products.

We also experience competition in the development of our drug candidates from universities and other research institutions and compete with others in acquiring technology from such universities and institutions. In addition, certain of our drug candidates may be subject to competition from products developed using other technologies, some of which have completed numerous clinical trials. As a result, our actual or proposed drug candidates could become obsolete before we recoup any portion of our related R&D and commercialization expenses. However, we believe our competitive position is enhanced by our commitment to research leading to the discovery and development of new products and manufacturing methods.

Some of our competitors are actively engaged in R&D in areas where we also are developing drug candidates. The competitive marketplace for our drug candidates is significantly dependent upon the timing of entry into the market. Early entrants may have important advantages in gaining product acceptance and market share contributing to the product’s eventual success and profitability. Accordingly, in some cases, the relative speed with which we can develop products, complete the testing, receive approval, and supply commercial quantities of the product to the market is vital towards establishing a strong competitive position.

Our ability to sell to the government also can be influenced by indirect competition from other providers of products and services. For instance, a major breakthrough in an unrelated area of bio-defense could cause a major reallocation of government funds from radiation protection. Likewise, an outbreak or threatened outbreak of some other form of disease or condition may also cause a re-allocation of funds away from the condition that Protectan CBLB502 is intended to address.

Governmental Regulation

The Drug Regulation Process

The FDA requires that pharmaceutical and certain other therapeutic products undergo significant clinical experimentation and clinical testing prior to their marketing or introduction to the general public in the United States. Clinical testing, also known as clinical trials or clinical studies, is either conducted internally by pharmaceutical or biotech companies or is conducted on behalf of these companies by contract research organizations.

The process of conducting clinical studies is highly regulated by the FDA, as well as by other government and professional bodies. Below, we describe the principal framework in which clinical studies are conducted, as well as describe a number of the parties involved in these studies.

Protocols. Before commencing human clinical studies, the sponsor of a new drug must submit an investigational new drug application, or IND, to the FDA. The application contains what is known in the industry as a protocol. A protocol is the blueprint for each drug study. The protocol sets forth, among other things, the following:

•	who must be recruited as qualified participants;

•	how often to administer the drug;

•	what tests to perform on the participants; and

•	what dosage of the drug to give to the participants.

Institutional Review Board. An institutional review board is an independent committee of professionals and lay persons that reviews clinical research studies involving human beings and is required to adhere to guidelines issued by the FDA. The institutional review board does not report to the FDA, but its records are audited by the FDA. Its members are not appointed by the FDA. An institutional review board must approve all clinical studies. The institutional review board’s role is to protect the rights of the participants in the clinical studies. It approves the protocols to be used, the advertisements that the company or contract research organization conducting the study proposes to use to recruit participants, and the form of consent that the participants will be required to sign prior to their participation in the clinical studies.

Clinical Trials. Human clinical studies or testing of a potential product are generally done in three stages known as Phase I through Phase III testing. The names of the phases are derived from the regulations of the FDA. Generally, there are multiple studies conducted in each phase.

Phase I. Phase I studies involve testing a drug or product on a limited number of healthy participants, typically 24 to 100 people at a time. Phase I studies determine a drug’s basic safety and how the drug is absorbed by, and eliminated from, the body. This phase lasts an average of nine months to a year.

Phase II. Phase II trials involve testing up to 200 participants at a time who may suffer from the targeted disease or condition. Phase II testing typically lasts an average of one to two years. In Phase II, the drug is tested to determine its safety and effectiveness for treating a specific illness or condition. Phase II testing also involves determining acceptable dosage levels of the drug. If Phase II studies show that a new drug has an acceptable range of safety risks and probable effectiveness, a company will continue to study the substance in Phase III studies.

Phase III. Phase III studies involve testing large numbers of participants who suffer from the targeted disease or condition, typically several hundred to several thousand people. The purpose is to verify the effectiveness and long-term safety on a large scale. These studies generally last two to three years and are conducted at multiple locations or sites. Like the other phases, Phase III requires the site to keep detailed records of data collected and procedures performed.

New Drug Approval. The results of the clinical trials are submitted to the FDA as part of a new drug application, or NDA. Following the completion of Phase III studies, assuming the sponsor of a potential product in the United States believes it has sufficient information to support the safety and effectiveness of its product, it submits an NDA to the FDA requesting that the product be approved for marketing. The application is a comprehensive, multi-volume filing that includes the results of all clinical studies, information about the drug’s composition, and the sponsor’s plans for producing, packaging and labeling the product. The FDA’s review of an application can take a few months to several years, with the average review lasting 18 months. Once approved, drugs and other products may be marketed in the United States, subject to any conditions imposed by the FDA.

Phase IV. The FDA may require that the sponsor conduct additional clinical trials following new drug approval. The purpose of these trials, known as Phase IV studies, is to monitor long-term risks and benefits, study different dosage levels or evaluate safety and effectiveness. In recent years, the FDA has increased its reliance on these trials. Phase IV studies usually involve thousands of participants. Phase IV studies also may be initiated by the company sponsoring the new drug to gain broader market value for an approved drug. For example, large-scale trials may also be used to prove the effectiveness and safety of new forms of drug delivery for approved drugs. Examples may be using an inhalation spray versus taking tablets or a sustained-release form of medication versus capsules taken multiple times per day.

The drug approval process is time-consuming, involves substantial expenditures of resources, and depends upon a number of factors, including the severity of the illness in question, the availability of alternative treatments and the risks and benefits demonstrated in the clinical trials.

On November 21, 1997, former President Clinton signed into law the Food and Drug Administration Modernization Act. That law codified the FDA’s policy of granting “Fast Track” approval for cancer therapies and other therapies intended to treat serious or life threatening diseases and that demonstrate the potential to address unmet medical needs. The Fast Track program emphasizes close, early communications between the FDA and the applicant to improve the efficiency of preclinical and clinical development, and to reach agreement on the design of the major clinical efficacy studies that will be needed to support approval. Under the Fast Track program, a sponsor also has the option to submit and receive review of parts of the NDA or BLA on a rolling schedule approved by the FDA, which expedites the review process.

The FDA’s Guidelines for Industry Fast Track Development Programs require that a clinical development program must continue to meet the criteria for Fast Track designation for an application to be reviewed under the Fast Track Program. Previously, the FDA approved cancer therapies primarily based on patient survival rates or data on improved quality of life. While the FDA could consider evidence of partial tumor shrinkage, which is often part of the data relied on for approval, such information alone was usually insufficient to warrant approval of a cancer therapy, except in limited situations. Under these Guidelines, Fast Track designation ordinarily allows a product to be considered for accelerated approval through the use of surrogate endpoints to demonstrate effectiveness. As a result of these provisions, the FDA has broadened authority to consider evidence of partial tumor shrinkage or other surrogate endpoints of clinical benefit for approval. This new policy is intended to facilitate the study of cancer therapies and shorten the total time for marketing approvals. Under accelerated approval, the manufacturer must continue with the clinical testing of the product after marketing approval to validate that the surrogate endpoint did predict meaningful clinical benefit. To the extent applicable, we intend to take advantage of the Fast Track programs to obtain accelerated approval on our future drugs, however, it is too early to tell what effect, if any, these provisions may have on the approval of our drug candidates.

The Orphan Drug Act provides incentives to develop and market drugs for rare disease conditions in the United States. A drug that receives orphan drug designation and is the first product to receive FDA marketing approval for its product claim is entitled to a seven-year exclusive marketing period in the United States for that product claim. Although we may not obtain it, we plan to seek orphan drug status for marketing protection from the FDA for the use of Curaxin CBLC102 in the treatment of RCC, soft-tissue sarcoma and hormone refractory prostate cancer. However, it should be noted that a drug that is considered by the FDA to be different than such FDA-approved orphan drug, is not barred from sale in the United States during this exclusive marketing period, even if it receives approval for the same claim.

The FDA requires that any drug or formulation to be tested in humans be manufactured in accordance with its current GMP regulations. The current GMP regulations set certain minimum requirements for procedures, record-keeping and the physical characteristics of the laboratories used in the production of these drugs.

Other Regulations

Various federal and state laws, regulations, and recommendations relating to safe working conditions, laboratory practices, the experimental use of primates, and the purchase, storage, movements, import, export, use and disposal of hazardous or potentially hazardous substances, including radioactive compounds and infectious disease agents, are applicable to our activities. They include, among others, the United States Atomic Energy Act, the Clean Air Act, the Clean Water Act, the Occupational Safety and Health Act, the National Environmental Policy Act, the Toxic Substances Control Act, the Resources Conservation and Recovery Act, national restrictions on technology transfer, import, export, and customs regulations and other present and possible future local, state, or federal regulation. The extent of government regulation that might result from future legislation or administrative action cannot be accurately predicted.

Hazardous Materials

Our R&D processes involve the controlled use of hazardous materials, chemicals and radioactive materials and produce waste products. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of hazardous materials and waste products. We do not expect the cost of complying with these laws and regulations to be material. We have no manufacturing capabilities. We plan to rely on third parties to manufacture bulk compounds and finished investigational medicines for clinical trials. Commercial quantities of any drugs that we may seek to develop will have to be manufactured in facilities and by processes that comply with FDA and other regulations. We plan to rely on third parties to manufacture commercial quantities of any products that we successfully develop.

Manufacturing and Marketing

We have no manufacturing or marketing capabilities. We plan to rely on third parties to manufacture and market bulk compounds and finished investigational medicines for clinical trials. Commercial quantities of any drugs that we may seek to develop will have to be manufactured in facilities and by processes that comply with FDA and other regulations. We plan to rely on third parties to manufacture and market commercial quantities of any products that we successfully develop. If our drug candidates are approved for medical application, we expect to market such products by using the sales and marketing capabilities of pharmaceutical companies with which we plan to develop alliances. If our drug candidates are approved for radiation treatment, we plan to sell our drug candidates to the limited number of governmental agencies with which we have already established relationships, for example, the Armed Forces Radiobiology Research Institute, HHS and DOD, creating an opportunity for us to sell our drug candidates without partnering with other commercial entities thereby retaining all of the revenues.

Employees

As of the date of this prospectus, we have 23 employees working in our fully-equipped research facility located near the Cleveland Clinic and the campus of Case Western Reserve.

Facilities

Our principal executive offices are located at 11000 Cedar Avenue, Suite 290, Cleveland, Ohio 44106. We also rent office space for research in Rosemont, Illinois. Our rent is currently $10,039 per month in Cleveland and $2,624 per month in Rosemont. We currently do not own any real property.

Litigation

As of the date of this prospectus, we are not a party to any litigation or other legal proceeding.

Independent Accountants

On May 25, 2005, we engaged the accounting firm of Meaden & Moore, Ltd. as our independent accountants. Meaden & Moore replaced our previous accountants Hausser & Taylor, LLC. Hausser & Taylor, which had audited our financial statements for the years ending December 31, 2003 and 2004, had been engaged in late May 2005 to reissue their opinion specifically to remove the going concern clause as a result of our $6 million Series A Preferred Stock financing. During the course of that engagement, Hausser & Taylor notified us that as a result of their having provided assistance to management in the drafting of notes to the financial statements, they could not satisfy the independence requirement of the SEC. Meaden & Moore has reaudited our financial statements for the years ended December 31, 2003 and 2004. The change in accountants was approved by our board of directors.

In connection with our audits for the years ended December 31, 2003 and 2004, and during the period from the date of its audit of our financial statements for the year ended December 31, 2003 through May 25, 2005, there were no disagreements with Hausser & Taylor on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Hausser & Taylor would have caused them to make reference to the disagreement in their report on our financial statements for those years. During the two most recent fiscal years, there have been no reportable events, as described in Regulation S-B Item 304(a)(1)(v) promulgated under the Securities Act of 1933, as amended.

MANAGEMENT

Executive Officers and Directors

The following are our executive officers and directors and their respective ages as of July 31, 2006.

Name	Age	Position

Michael Fonstein	46	Director, Chairman of the Board, CEO & President
James Antal	55	Director
Paul DiCorleto	55	Director
Andrei Gudkov	49	Director, Chief Scientific Officer
Bernard L. Kasten	60	Director
Yakov Kogan	33	Director, Executive Vice President of Business Development, Secretary
H. Daniel Perez	57	Director
John A. Marhofer Jr.	44	Chief Financial Officer

Michael Fonstein, Ph.D. Dr. Fonstein has served as our Chairman of the Board, Chief Executive Officer and President since our inception in June 2003. He served as Director of the DNA Sequencing Center at the University of Chicago from its creation in 1994 to 1998, when he left to found Integrated Genomics, Inc. located in Chicago, Illinois. He served as CEO and President of Integrated Genomics from 1997 to 2003. Dr. Fonstein has won several business awards, including the Incubator of the Year Award from the Association of University Related Research Parks. He was also the winner of a coveted KPMG Illinois High Tech Award.

James Antal. Mr. Antal became a member of our board on July 20, 2006. Mr. Antal served as Chief Financial Officer of Experian from 1996 to 2001, and as Chief Investment Officer of Experian from 2001 to 2002. Experian is a leading global provider of consumer and business credit information, direct marketing information services, and integrated customer relationship management processes. He also served on the Board of Directors of First American Real Estate Solutions, an Experian joint venture with First American Financial Corp. Mr. Antal earned a Bachelor of Science degree in Business Administration with an Accounting major from The Ohio State University in 1973. He became a Certified Public Accountant (Ohio) in 1975. Since 2002, Mr. Antal has served as an advisor to the board of directors for Plexus Vaccine, Inc., a biotech company, until it was acquired by SIGA Technologies in 2004. In December 2004, he joined the SIGA board of directors, and also currently serves on the audit and corporate governance committees. From May 2004 to August 2005, he was engaged as the Chief Financial Advisor to the Black Mountain Gold Coffee Co. In July 2005, he joined Pathway Data Inc, a privately held company engaged in consumer credit notification and identity theft assistance services, as its part time Chief Financial Officer.

Paul E. DiCorleto, Ph.D. Dr. DiCorleto has served as one of our directors since 2004. He is the Chairman of the Lerner Research Institute of the Cleveland Clinic and Chairman of the Department of Molecular Medicine at the Case School of Medicine. Dr. DiCorleto received his undergraduate training in chemistry at Rensselaer Polytechnic Institute and his doctorate in biochemistry from Cornell University. Dr. DiCorleto’s research focuses on the molecular and cellular basis of atherosclerosis. He has been with the Cleveland Clinic since 1981, having served previously as Chairman of the Department of Cell Biology, as an Associate Chief of Staff, and as a member of the Clinic’s Board of Governors and Board of Trustees. Dr. DiCorleto is currently serving, as the most recent past president, on the Executive Committee of the North American Vascular Biology Organization, as chair of the Vascular Biology study section of the national American Heart Association, and as a member of the Association of American Medical Colleges’ Advisory Panel on Research.

Andrei Gudkov, Ph.D, D. Sci. Dr. Gudkov has served as one of our directors and as our Chief Scientific Officer since our inception in June 2003. Prior to 1990, he worked at The National Cancer Research Center in Moscow (USSR) where he led a broad research program focused on virology and cancer drug resistance. In 1990, he reestablished his lab at the University of Illinois at Chicago where he became a tenured faculty member in the Department of Molecular Genetics. His lab concentrated on the development of new functional gene discovery methodologies and the identification of new candidate cancer treatment targets. In 1999, he defined p53 as a major determinant of cancer treatment side effects and suggested this protein as a target for therapeutic suppression. In 2001, Dr. Gudkov moved his laboratory to the Lerner Research Institute at the Cleveland Clinic where he became Chairman of the Department of Molecular Biology and Professor of Biochemistry at Case Western Reserve University. Dr. Gudkov is not employed full time by us but rather divides time between his work for us and for the Cleveland Clinic.

Bernard L. Kasten, M.D. Dr. Kasten became a member of our board on July 20, 2006. From 1995 to 2004, Dr. Kasten served at Quest Diagnostics Incorporated where he was Chief Laboratory Officer and most recently Vice President of Medical Affairs of the MedPlus Inc. Subsidiary. Dr. Kasten has served as a director of SIGA Technologies (SIGA) since May 2003, and as SIGA’s Chief Executive Officer from July 2004 through April 2006. Dr. Kasten is also a director of several privately held companies. Dr. Kasten is a graduate of the Ohio State University College of Medicine. His residency was served at the University of Miami, Florida and fellowships at the National Institutes of Health Clinical Center and National Cancer Institute, Bethesda, Maryland. He is a diplomat of the American Board of Pathology with certification in anatomic and clinical pathology with sub-specialty certification in medical microbiology.

Yakov Kogan, Ph.D. Dr. Kogan has served as one of our directors and as our Executive Vice President of Business Development since our inception in June 2003 and as Secretary since March 2006. From 2001 to 2004, as Director for Business Development at Integrated Genomics, he was responsible for commercial sales and expansion of the company’s capital base. Prior to his tenure in business development, Dr. Kogan worked as a Group Leader/Senior Scientist at Integrated Genomics and ThermoGen, Inc. and as Research Associate at the University of Chicago. Dr. Kogan holds a Ph.D. degree in Molecular Biology from VNII Genetica, as well as an M.S. degree in Biology from Moscow State University.

H. Daniel Perez, M.D. Dr. Perez became a member of our board on July 20, 2006. Dr. Perez is currently the President of Berlex Biosciences. He joined Berlex Biosciences in 1993. Berlex Biosciences works to combine biotechnology and pharmaceutical discovery and development technologies to deliver innovative treatments for cardiovascular, cancer and immuno-based disorders. He earned his undergraduate degree at Mariano Moreno School, Argentina and graduated from Buenos Aires University Medical School. After completing an internship and residency in internal medicine at Beth Israel Medical Center in New York, Dr. Perez was a Fellow in Rheumatology at New York University-Bellevue Medical Center. He served on the NYU faculty until he was recruited by the University of California at San Francisco Medical School (UCSF) to start the Rosalind Russell Arthritis Center at San Francisco General Hospital under the direction of Dr. Ira Goldstein. Dr. Perez is currently a Professor of Medicine at UCSF.

John A. Marhofer Jr., CMA, CFM. Mr. Marhofer joined us as the Controller and General Manager in February 2005 and was subsequently appointed to be our Chief Financial Officer in August 2005. He was Controller of Litehouse Products, Inc. from June 2001 to February 2005. Mr. Marhofer earned his Bachelor of Science in Accounting and Marketing from Miami University in Ohio in 1984, and his Masters in Business Administration in Finance from Akron University in Ohio in 1997, where he was named to the National Honor Society of the Financial Management Association.

Audit Committee

The audit committee is to consist of not fewer than three directors elected by a majority of the board. The members of our audit committee will comply with the independence requirements of the Nasdaq Capital Market and the rules of the SEC under the Securities and Exchange Act of 1934, as amended, and will include at least one audit committee financial expert. The current members of this committee are Messrs. Antal, Kasten and Perez, with Mr. Antal serving as chairperson and as the audit committee financial expert.

The audit committee will be responsible for the following:

•	reviewing the results of the audit engagement with the independent registered public accounting firm;

•	identifying irregularities in the management of our business in consultation with our independent accountants, and suggesting an appropriate course of action;

•	reviewing the adequacy, scope, and results of the internal accounting controls and procedures;

•	reviewing the degree of independence of the auditors, as well as the nature and scope of our relationship with our independent registered public accounting firm; and

•	reviewing the auditors’ fees.

Compensation Committee

The compensation committee is to consist of not fewer than three directors elected by a majority of the board. The members of our compensation committee will comply with the independence requirements of the Nasdaq Capital Market and the rules of the SEC under the Securities Exchange Act of 1934, as amended. The current members of this committee are Messrs. Kasten, Antal and Perez, with Mr. Kasten serving as chairperson.

The compensation committee will determine the salaries and incentive compensation of our officers and will provide recommendations for the incentive compensation of our other employees and consultants. When determining the long-term incentive component of executive compensation, the compensation committee shall consider our performance and relative shareholder return, the value of similar incentive awards to executive officers in comparable positions at comparable companies, and awards given to our executive officers in past years.

From time to time, the compensation committee may utilize the services of independent consultants to perform analyses and to make recommendations to the committee relative to executive compensation matters. No compensation consultant has so far been retained by us.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee is to consist of not fewer than three directors elected by a majority of the board. The members of our nominating and corporate governance committee will comply with the independence requirements of the Nasdaq Capital Market and the rules of the SEC under the Securities Exchange Act of 1934, as amended. The current members of this committee are Messrs. Kasten, Antal and Perez, with Mr. Kasten serving as chairperson.

The functions of the nominating and corporate governance include the following:

•	identifying and recommending to the board of directors individuals qualified to serve as directors of the company and on the committees of the board;

•	advising the board with respect to matters of board composition, procedures and committees;

•	developing and recommending to the board a set of corporate governance principles applicable to us and overseeing corporate governance matters generally; and

•	overseeing the annual evaluation of the board and our management.

Codes of Conduct and Ethics

We have adopted a code of conduct that applies to our officers, employees and directors, including our principal executive officers, principal financial officers and principal accounting officers and a code of ethics applicable to our senior executives. Among their provisions, these codes set forth written standards that are designated to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	full, fair, accurate, timely and understandable disclosure in reports and documents that we file with, or submit to, the SEC and in other public communications made by us; and

•	compliance with applicable governmental laws, rules and regulations.

We have also adopted a whistleblower policy setting forth procedures for the prompt internal reporting of violations of company policies or law to an appropriate person or persons identified therein.

Compensation and Term of Directors

We pay each of our independent directors $25,000 per year and $2,500 per each meeting of the board or any committee of the board in excess of two meetings, plus expenses incurred. We also have granted each independent director 15,000 stock options. We also plan to pay a fee for acting as a committee chair. Each of our directors is elected annually at our next annual meeting.

Executive Compensation

The following table sets forth the amount of compensation during the years ended December 31, 2003, 2004 and 2005 by our chief executive officer and our three other executive officers:

Summary Compensation Table

					Long Term Compensation Awards
Name and Principal Position	Year	Annual Salary		Bonus	Restricted Stock Awards			Options

Michael Fonstein,	2005	$180,000	(1)	$—	$	N/A		—
Director, Chairman of the Board, CEO & President	2004	120,000	(2)	—		N/A		—
	2003	36,000	(3)	—		8,209	(4)	—

Yakov Kogan,	2005	$160,000	(5)	$—	$	N/A		—
Director, Executive Vice President of Business Development, Secretary	2004	114,000	(2)	—		N/A		—
	2003	36,000	(3)	—		4,478	(6)	—

Andrei Gudkov	2005	$70,000	(7)	$—	$	N/A		—
Director, Chief Scientific Officer	2004	48,000	(8)	—		N/A		—
	2003	12,000	(9)	—		9,888	(10)	—

John A. Marhofer, Jr.	2005	$80,000	(11)	$—	$	N/A		23,184	(12)
Chief Financial Officer	2004	N/A		—		N/A		—
	2003	N/A		—		N/A		—

(1)	On June 1, 2005, Dr. Fonstein’s salary was increased from $120,000 to $180,000.

(2)	The total compensation paid to Dr. Fonstein and Dr. Kogan in 2004 was $120,000 and $114,000, respectively. Of that, $42,000 was deferred by both executives until 2005 and paid on March 21, 2005.

(3)	The total compensation paid to Dr. Fonstein and Dr. Kogan in 2003 was $36,000 each. Of that, $24,000 was deferred by both executives until 2005 and paid on March 21, 2005.

(4)	As of December 31, 2005, 437,067 shares of Dr. Fonstein’s 1,311,200 shares of restricted stock were subject to repurchase by the Company at an aggregate price of $3.67.

(5)	On June 1, 2005, Dr. Kogan’s salary was increased from $114,000 to $160,000.

(6)	As of December 31, 2005, 238,400 shares of Dr. Kogan’s 715,200 shares of restricted stock were subject to repurchase by the Company at an aggregate price of $2.00.

(7)	On June 1, 2005, Dr. Gudkov’s salary was increased from $48,000 to $70,000.

(8)
On August 1, 2004, we entered into a three year consulting agreement with Dr. Gudkov under which Dr. Gudkov serves as our Chief Scientific Officer. On January 23, 2006, the term of his consulting agreement was extended until December 31, 2008.

(9)	The total compensation paid to Dr. Gudkov in 2003 was $12,000, all of which was deferred until 2005 and paid on March 21, 2005.

(10)	As of December 31, 2005, 394,850 shares of Dr. Gudkov’s 1,549,600 shares of restricted stock were subject to repurchase by the Company at an aggregate price of $3.31.

(11)	Mr. Marhofer commenced employment with us on February 14, 2005. On June 1, 2005, Mr. Marhofer’s salary was increased from $60,000 to $80,000.

(12)	On June 30, 2005, Mr. Marhofer was granted options to purchase 23,184 shares of common stock, of which 5,796 are currently exercisable.

Option Grants in 2005

Name	Number of Shares Underlying Options	% of Total Options Granted	Exercise Price	Expiration Date

Michael Fonstein	—	—	$—	—

Yakov Kogan	—	—	—	—

Andrei Gudkov	—	—	—	—

John A. Marhofer, Jr.	23,184(1)	7.2%	$0.67	6/30/15

(1)	11,592 of the options are exercisable as of July 31, 2006.

Employment and Consulting Agreements

We have entered into employment agreements dated as of August 1, 2004 with each of Michael Fonstein, our Chief Executive Officer, and Yakov Kogan, our Executive Vice President. For the year ended December 31, 2005, Dr. Fonstein’s annual base salary was $180,000 and Dr. Kogan’s annual base salary was $160,000. These agreements have three-year initial terms and are renewed pursuant to their terms for successive one-year periods, unless earlier terminated in accordance with their terms. If either executive is terminated by us without cause as described in the agreements, he would be entitled to severance pay equal to nine months of his annual salary. The agreements also contain standard confidentiality, assignment of inventions, non-competition and non-solicitation provisions to help protect the value of our intellectual property.

In addition, on August 1, 2004 we entered into a three year consulting agreement with Andrei Gudkov, one of our founders and Chief Scientific Officer, with a base salary for the year ended December 31, 2005 of $70,000 per year. Dr. Gudkov is not employed full-time by us but rather splits time between us (as an independent contractor) and the Cleveland Clinic. Dr. Gudkov’s consulting agreement contains standard confidentiality and assignment of inventions provisions. On January 23, 2006, the term of his consulting agreement was extended until December 31, 2008.

2006 Equity Incentive Plan

The 2006 Equity Incentive Plan provides for the grant of stock options, restricted stock, stock appreciation rights or other equity-based awards to our employees, officers, directors and consultants and was approved by our stockholders prior to our initial public offering. Options may be either “incentive stock options” or non-qualified options under the federal tax laws and will have an exercise price equal to at least fair market value as of the grant date. A total of 2,000,000 shares of common stock have been reserved for issuance under the Plan, subject to adjustments for certain corporate transactions or events.

Scientific Advisory Board

We have established a Scientific Advisory Board to advise us on our scientific and research path, with each member representing his respective areas of expertise. None of the members of our Scientific Advisory Board is involved in the management of CBL and, other than 208,600 restricted shares of common stock granted to Dr. George R. Stark on April 26, 2004, none of the members of our Scientific Advisory Board receives any compensation from us.

•	George R. Stark, Ph.D.	Cancer biology, chemistry, technology development
•	Inder Verma, Ph.D.	Cancer biology, technology development
•	Bruce Blazar, MD	Pre-clinical aspects of drug development
•	Ernest Borden, MD	Drug trials

Dr. George R. Stark, Ph.D. Dr. Stark, a member of the National Academy of Sciences, Distinguished Scientist of the Lerner Research Institute and Professor of Genetics at the Case Western Reserve University, is an expert in various fields of biochemistry, signal transduction and cancer biology and has pioneered many key technologies in the fields of molecular biology and genetics. He became a professor at Stanford in 1971. In 1983, he moved to the Imperial Cancer Research Fund in London. In 1992, he became the Chair of the Lerner Research Institute of the Cleveland Clinic, which he chaired until 2001.

Dr. Inder Verma, Ph.D. Dr. Verma is a member of the National Academy of Sciences, Professor of Salk Institute for Biology Research. He is a member of the board of directors of Cell Genesys and a member of the scientific advisory boards of Cenegen and Zenogen. Dr. Verma is an internationally recognized leader in cancer biology and inflammation.

Dr. Bruce R. Blazar. Dr. Blazar has served in various academic positions at the University of Minnesota since 1978. Presently, he is a Professor in the Division of Pediatric Bone Marrow Transplantation, Director of the Cytokine Reference Laboratory, Associate Director of the Division of Pediatric Bone Marrow Transplantation and Andersen Chair in Transplantation Immunology. Dr. Blazar has received numerous professional honors and awards, including the American Cancer Society Clinical Fellowship Award, the NIH-NCI National Research Service Award and the MERIT Award. In addition to his past and present work on numerous editorial boards, he is a member of the FDA Advisory Committee on Biological Response Modifiers and the Leukemia and Lymphoma Society Translational Research Grant Committee. He has multiple active grants supporting a substantial research effort and has published over 230 manuscripts.

Dr. Ernest C. Borden. Dr. Borden is a director of the Center for Drug Discovery and Development of Taussig Cancer Center at the Cleveland Clinic. Dr. Borden uses his expertise to bring new cancer-fighting drugs from laboratory to clinical evaluation. His special interests involve the treatment of melanoma and new cancer therapies including interferons, vaccines and antibodies.

PRINCIPAL STOCKHOLDERS

The following table sets forth as of July 31, 2006, certain information regarding the beneficial ownership of our common stock by:

•	each person, or group of affiliated persons, who is known by us to be the owner of record or beneficial owner of more than 5% of the applicable class of stock;

•	each of our directors and each of our executive officers; and

•	all of our directors and executive officers as a group.

As used in the tables below and elsewhere in this prospectus, the term beneficial ownership with respect to a security consists of sole or shared voting power, including the power to vote or direct the vote and/or sole or shared investment power, including the power to dispose or direct the disposition, with respect to the security through any contract, arrangement, understanding, relationship, or otherwise, including a right to acquire such power(s) during the next 60 days following the date of this prospectus. Except as otherwise indicated, the stockholders listed in the table have sole voting and investment powers with respect to the shares indicated.

Shares of common stock issuable under stock options that are exercisable within 60 days after July 31, 2006 are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

The calculation of the percentage of shares beneficially owned is based on a total of 11,826,389 shares of common stock outstanding as of July 31, 2006.

Except as otherwise noted below, the address of each of the persons in the tables is 11000 Cedar Ave., Suite 290, Cleveland, Ohio 44106.

Name and Address	Number of Shares of Registrant Common Stock Beneficially Owned		Percentage of Class Beneficially Owned

Directors and Executive Officers
Michael Fonstein,	1,311,200	(1)	11.09%
Director, Chairman of the Board, CEO & President
Andrei Gudkov,	1,549,600	(2)	13.10%
Director, Chief Scientific Officer
Yakov Kogan,	715,200	(3)	6.05%
Director, Executive Vice President of Business Development, Secretary
James Antal	15,000	(4)	*
Director
Bernard L. Kasten	15,000	(5)	*
Director
H. Daniel Perez	15,000	(6)	*
Director
John A. Marhofer Jr.,	16,592	(7)	*
Chief Financial Officer
All directors and officers as a group (eight people)	3,592,592		30.38%

5% Stockholders
The Cleveland Clinic Foundation(8)	1,341,000	(9)	11.34%
ChemBridge Corporation(10)	622,224	(11)	5.15%
Sunrise Equity Partners, LP(12)	1,418,154	(13)	11.89%
Sunrise Securities Corp. (14)	1,418,154	(15)	11.89%

*	Less than 1%.

(1)	Includes 1,311,200 shares of restricted stock.

(2)
Includes 1,549,600 shares of restricted stock. On November 30, 2004, Dr. Gudkov entered into a voting agreement with the Cleveland Clinic whereby he irrevocably granted the Cleveland Clinic the right to vote all of his shares. On April 18, 2006, the Cleveland Clinic and Dr. Gudkov agreed to rescind that voting agreement effective as of November 30, 2004, such that Dr. Gudkov retains his rights to vote all of his shares.

(3)	Includes 715,200 shares of restricted stock.

(4)	Includes options to purchase 15,000 shares of common stock, which are currently exercisable.

(5)	Includes options to purchase 15,000 shares of common stock, which are currently exercisable.

(6)	Includes options to purchase 15,000 shares of common stock, which are currently exercisable.

(7)	Includes options to purchase 16,592 shares of common stock, which are currently exercisable.

(8)	9500 Euclid Avenue, Cleveland, Ohio 44195.

(9)
The Cleveland Clinic Foundation is an Ohio non-profit corporation. The power to dispose of and vote these shares is controlled by corporate governance procedures pursuant to the Code of Regulations adopted by The Cleveland Clinic Foundation. Pursuant to these Regulations, the power to dispose of these shares is vested with the Board of Trustees and the power to vote these shares is vested in the (i) Chairman of the Board of Trustees, currently A. Malachi Mixon, II, (ii) President of the Board of Trustees, currently Delos M. Cosgrove, M.D., (iii) Vice President of the Board of Trustees, currently Stephen R. Hardis, and (iv) Vice Chairman of the Board of Trustees, which office is currently vacant. Any vote so exercised by these officers is deemed to have been exercised by and on behalf of The Cleveland Clinic Foundation.

(10)	16981 Via Tazon, Suite G, San Diego, California 92127.

(11)
Includes 357,600 shares of common stock and 264,624 shares of common stock underlying a warrant, which is currently exercisable. Eugene Vaisberg, the Chairman and CEO of ChemBridge Corporation, is the majority owner of ChemBridge Corporation and has the power to vote and dispose of securities owned by ChemBridge Corporation. Accordingly, he may be deemed to beneficially own the securities owned by ChemBridge Corporation. Mr. Vaisberg disclaims any beneficial ownership of the securities owned by ChemBridge Corporation.

(12)	641 Lexington Ave., 25th Floor, New York, New York 10022.

(13)
Includes (i) 1,185,962 shares of common stock owned by Sunrise Equity Partners, LP, (ii) 131,000 shares of common stock owned by its affiliate Sunrise Securities Corp., (iii) 100,000 shares of common stock underlying warrants owned by Sunrise Securities Corp., and (iv) 1,192 shares of common stock underlying warrants owned by its affiliate Sunrise Foundation Trust. Level Counter LLC is the general partner of Sunrise Equity Partners, LP. The three managing members of Level Counter LLC are Nathan Low, the sole stockholder of Sunrise Securities Corp. and its president and one of two trustees of Sunrise Foundation Trust along with his wife Lisa Low, Amnon Mandelbaum, one of the Managing Directors of Investment Banking at Sunrise Securities Corp., and Marilyn Adler, who is otherwise unaffiliated with Sunrise Securities Corp., and a unanimous vote of all three persons is required to dispose of the securities of Sunrise Equity Partners, LP. Accordingly, each of such persons may be deemed to have shared beneficial ownership of the securities owned by Sunrise Equity Partners, LP. Such persons disclaim such beneficial ownership. As a result of the relationship of Mr. Low and Mr. Mandelbaum to Sunrise Securities Corp., Sunrise Equity Partners, LP may be deemed to beneficially own the securities owned by Sunrise Securities Corp. Sunrise Equity Partners, LP disclaims any beneficial ownership of the securities owned by Sunrise Securities Corp. Does not include an aggregate of 713,608 shares of common stock and an aggregate of 262,923 shares of common stock underlying warrants beneficially owned by the sole stockholder or the employees of Sunrise Securities Corp., including an aggregate of 268,245 shares of common stock and an aggregate of 131,699 shares of common stock underlying warrants beneficially owned by Mr. Low and an aggregate of 247,807 shares of common stock and an aggregate of 109,341 shares of common stock underlying warrants beneficially owned by Mr. Mandelbaum.

(14)	641 Lexington Ave., 25th Floor, New York, New York 10022.

(15)
Includes (i) 131,000 shares of common stock owned by Sunrise Securities Corp., (ii) 100,000 shares of common stock underlying warrants owned by Sunrise Securities Corp., (iii) 1,185,962 shares of common stock owned by its affiliate Sunrise Equity Partners, LP, and (iv) 1,192 shares of common stock underlying warrants owned by its affiliate Sunrise Foundation Trust. Level Counter LLC is the general partner of Sunrise Equity Partners, LP. The three managing members of Level Counter LLC are Nathan Low, the sole stockholder of Sunrise Securities Corp. and its president and one of two trustees of Sunrise Foundation Trust along with his wife Lisa Low, Amnon Mandelbaum, one of the Managing Directors of Investment Banking at Sunrise Securities Corp., and Marilyn Adler, who is otherwise unaffiliated with Sunrise Securities Corp., and a unanimous vote of all three persons is required to dispose of the securities of Sunrise Equity Partners, LP. Accordingly, each of such persons may be deemed to have shared beneficial ownership of the securities owned by Sunrise Equity Partners, LP. Such persons disclaim such beneficial ownership. As a result of the relationship of Mr. Low and Mr. Mandelbaum to Sunrise Equity Partners, LP, Sunrise Securities Corp. may be deemed to beneficially own the securities owned by Sunrise Equity Partners, LP. Sunrise Securities Corp. disclaims any beneficial ownership of the securities owned by Sunrise Equity Partners, LP. Does not include an aggregate of 713,608 shares of common stock and an aggregate of 262,923 shares of common stock underlying warrants beneficially owned by the sole stockholder or the employees of Sunrise Securities Corp., including an aggregate of 268,245 shares of common stock and an aggregate of 131,699 shares of common stock underlying warrants beneficially owned by Mr. Low and an aggregate of 247,807 shares of common stock and an aggregate of 109,341 shares of common stock underlying warrants beneficially owned by Mr. Mandelbaum.

SELLING STOCKHOLDERS

This prospectus covers (i) shares of Series A preferred stock sold and shares of common stock underlying warrants sold in connection with our Series A preferred stock private placement, which Series A preferred stock upon consummation of our initial public offering converted to common stock, and (ii) shares of common stock underlying warrants issued to underwriters (or their designees) in our initial public offering. We are registering the shares being offered under this prospectus to satisfy registration rights that we have granted the selling stockholders. The selling stockholders and their transferees, pledgees, donees, assignees or successors, may from time to time offer and sell under this prospectus any or all of the shares listed opposite each of their names below.

The following table sets forth information about the number of shares owned by each selling stockholder that may be offered from time to time under this prospectus. Certain selling stockholders may be deemed to be “underwriters” as defined in the Securities Act. Any profits realized by the selling stockholder may be deemed to be underwriting commissions.

The table below has been prepared based upon information regarding the selling stockholders as of August 11, 2006. The selling stockholders identified below may have sold, transferred or otherwise disposed of some or all of their shares since the date on which the information in the following table is presented in transactions exempt from or not subject to the registration requirements of the Securities Act. Information concerning the selling stockholders may change from time to time and, if necessary, we will supplement this prospectus accordingly. The total amount of shares that may be sold hereunder will not exceed the number of shares offered hereby. Please read “Plan of Distribution.”

Except as noted below, to our knowledge, none of the selling stockholders has, or has had within the past three years, any position, office or other material relationship with us or any of our predecessors or affiliates, other than their ownership of shares described below.

Each selling stockholder identified below as an affiliate of a broker-dealer makes the following representations: (1) the seller purchased in the ordinary course of business and (2) at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Name and Address of Selling Stockholder	Number of Shares of Common Stock Owned and Offered Hereby	Percentage of Common Stock Outstanding Prior to Offering (1)
Smithfield Fiduciary LLC (2) c/o Highbridge Capital Management, LLC 9 West 57th Street, 27th Floor New York, New York 10019	296,489	2.51%

Helen Goodfriend 44 Coconut Row Palm Beach, Florida 33480	59,296	*

JGB Capital L.P. (3) c/o Brett Cohen 660 Madison Ave., 21st Floor New York, New York 10021	296,489	2.51%

FCC Ltd. (4) Levinstein Tower, 21st Floor 23 Menachem Begin Rd. Tel Aviv, Israel 66182	77,084	*

Leon Recanati Levinstein Tower, 21st Floor 23 Menachem Begin Rd. Tel Aviv, Israel 66182	83,016	*

Crestview Capital Master, LLC (5) 95 Revere Drive, Suite A Northbrook, Illinois 60062	296,489	2.51%

CAMOFI Master LDC (6) c/o Centrecourt Asset Management LLC 350 Madison Avenue, 8th Floor New York, New York 10017	148,243	1.25%

Marcia Kucher (7) 641 Lexington, 25th Floor New York, New York 10022	7,782	*

Yael Lustmann 101 California Avenue, #204 Santa Monica, California 90403	23,717	*

Robert Cohen 2 Hickory Lane Scarsdale, New York 1058	88,946	*

Bear Stearns Securities Corp. Custodian for Stuart Schapiro IRA (8) 41 Winged Foot Linchmont, New York 10538	14,822	*

Sunrise Equity Partners, LP (9) 641 Lexington Ave., 25th Floor New York, New York 10022	1,185,962	10.03%

Marilyn S. Adler 641 Lexington Ave., 25th Floor New York, New York 10022	14,822	*

F. Berdon Co. LP (10) 717 Post Rd., Suite 105 Scarsdale, New York 10583	88,946	*

John L. Gallagher (11) Kariba Capital 530 5th Avenue, 26th Floor New York, New York 10036	22,164	*

Derek L. Caldwell (12) 400 East 58th, Apt. PHA New York, New York 10022	121,625	1.03%

Danny Gabay c/o Shaul Eyal 10 Hagalim Street Raanana, Israel 43596	88,946	*

Bear Stearns as Custodian for Nathan A. Low Roth IRA (13) 5 West 86th Street, apt. 5A New York, New York 10024	148,243	1.25%

Philip and Maxine Patt 938 Stoney Run Drive West Chester, Pennsylvania 19382	29,648	*

Jay Lefkowitz 2211 Broadway #10L New York, New York 10024	29,648	*

Yossi Shasha Ahi Meir 24 Ramat Gan, Israel	14,822	*

Amnon Mandelbaum (14) 641 Lexington Ave., 25th Floor New York, New York 10022	349,443	2.95%

Amnon Mandelbaum IRA NFS as Custodian (15) 641 Lexington Ave., 25th Floor New York, New York 10022	7,705	*

David Goodfriend (16) 641 Lexington Ave., 25th Floor New York, New York 10022	37,570	*

Yehuda Harats 45 Hashayarot St., Jerusalem, Israel 92544	71,155	*

Richard B. Stone (17) 122 E. 42nd St., Suite 2606 New York, New York 10168	128,473	1.09%

Judith Green Berger Museum Towers 15 W.53rd St., Apt. 28D. New York, New York 10019	14,822	*

IRA Bear Stearns as Custodian 1625421 Ontario, Inc. (18) 532 Spring Gate Blvd. Thornhill, Ontario L4JSB7 Canada	41,505	*

Sem-Tov Yosef Chaim BenEsraim 5 Rishon Letzion, Israel 75514	14,822	*

Jonathon Andrew Stewart Harris No. 1 Martin Place GPO Box 4294 Sydney NSW 1164, Australia	27,193	*

Serge Moyal (19) 641 Lexington Ave., 25th Floor New York, New York 10022	4,109	*

David Filer (20) 165 East 32nd St., #2F New York, New York 10016	51,380	*

Nathan Low (21) 641 Lexington, 25th Floor New York, New York 10022	251,701	2.13%

Sunrise Securities Corp. (22) 641 Lexington, 25th Floor New York, New York 10022	231,000	1.95%

Sunrise Foundation Trust (23) 641 Lexington, 25th Floor New York, New York 10022	1,192	*

Roth Capital Partners, LLC (24) 11100 Santa Monica Boulevard, Suite 550 Los Angeles, CA 90025	82,250	*

Eric Abitbol (25) 201 East 69th Street, Apt. 15E New York, New York 10022	282	*

Samuel Berger (26) 1355 East 8th Street Brooklyn, New York 11230	51	*

Jeffrey Meyerson (27) 641 Lexington, 25th Floor New York, New York 10022	649	*

National Securities (28) 120 Broadway, 27th Floor New York, New York 10271	1,100	*

*  Less than 1%.

(1)	This percentage ownership is based on 11,826,389 shares of common stock outstanding as of July 31, 2006.

(2)
Highbridge Capital Management, LLC is the trading manager of Smithfield Fiduciary LLC and has voting control and investment discretion over securities held by Smithfield Fiduciary LLC. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC. Each of Highbridge Capital Management, LLC, Glen Dubin and Henry Swieca disclaim beneficial ownership of the securities held by Smithfield Fiduciary LLC.

(3)
The general partner of JGB Capital L.P. is JGB Management Inc. JGB Management Inc. has voting control and investment discretion over securities held by JGB Capital L.P. The President of JGB Management Inc. is Brett Cohen. Brett Cohen disclaims beneficial ownership of the securities held by JGB Capital L.P.

(4)
Yacov Reizman is the President of FCC Ltd. and has voting control and investment discretion over securities held by FCC Ltd. Yacov Reizman disclaims beneficial ownership of the securities held by FCC Ltd.

(5)
 Crestview Capital Partners, LLC is the sole manager of Crestview Capital Master, LLC. The managers of Crestview Capital Partners, LLC are Robert Hoyt, Stewart Flink and Daniel Warsh, each of whom has voting control and investment discretion over securities held by Crestview Capital Master, LLC. Such persons disclaim beneficial ownership of the securities held by Crestview Capital Master, LLC.

(6)	Richard Smithline, Director of CAMOFI Master LDC, exercises voting and dispositive control over these shares.

(7)
Includes 6,244 shares of common stock, 1,053 shares of common stock underlying a warrant, which is currently exercisable, and 485 shares of common stock underlying a warrant, which is exercisable on or after July 26, 2007 and before July 25, 2011.

(8)	Stuart Schapiro exercises voting and dispositive control over these shares.

(9)
Level Counter LLC is the general partner of Sunrise Equity Partners, LP. The three managing members of Level Counter LLC are Nathan Low, Amnon Mandelbaum, one of the Managing Directors of Investment Banking at Sunrise Securities Corp., and Marilyn Adler, who is otherwise unaffiliated with Sunrise Securities Corp., and a unanimous vote of all three persons is required to dispose of the securities of Sunrise Equity Partners, LP. Accordingly, each of such persons may be deemed to have shared beneficial ownership of the securities owned by Sunrise Equity Partners, LP. Such persons disclaim such beneficial ownership.

(10)	Frederick Berdon, Managing Partner of F. Berdon Co. LP, exercises voting and dispositive control over these shares.

(11)	Includes 21,551 shares of common stock and 613 shares of common stock underlying a warrant, which is currently exercisable.

(12)	Includes 118,265 shares of common stock and 3,360 shares of common stock underlying a warrant, which is currently exercisable.

(13)	Nathan A. Low exercises voting and dispositive control over these shares.

(14)
Includes 240,102 shares of common stock, 70,146 shares of common stock underlying a warrant, which is currently exercisable, 12,516 shares of common stock underlying a second warrant, which is currently exercisable, and 26,679 shares of common stock underlying a third warrant, which is exercisable on or after July 26, 2007 and before July 25, 2011.

(15)	Amnon Mandelbaum exercises voting and dispositive control over these shares.

(16)
Includes 25,025 shares of common stock, 7,792 shares of common stock underlying a warrant, which is currently exercisable, 1,788 shares of common stock underlying a second warrant, which is currently exercisable, and 2,965 shares of common stock underlying a third warrant, which is exercisable on or after July 26, 2007 and before July 25, 2011.

(17)
Includes 123,179 shares of common stock, 3,500 shares of common stock underlying a warrant, which is currently exercisable, and 1,794 shares of common stock underlying a second warrant, which is exercisable on or after July 26, 2007 and before July 25, 2011.

(18)	Serge Moyal exercises voting and dispositive control over these shares.

(19)
Includes 1,603 shares of common stock, 1,225 shares of common stock underlying a warrant, which is currently exercisable, and 1,281 shares of common stock underlying a second warrant, which is exercisable on or after July 26, 2007 and before July 25, 2011.

(20)
Includes 4,000 shares of common stock, 40,000 shares of common stock underlying a warrant, which is currently exercisable, 2,980 shares of common stock underlying a second warrant, which is currently exercisable, and 4,400 shares of common stock underlying a third warrant, which is exercisable on or after July 26, 2007 and before July 25, 2011.

(21)
Includes 120,002 shares of common stock, 72,311 shares of common stock underlying a warrant, which is currently exercisable, 11,324 shares of common stock underlying a second warrant, which is currently exercisable, and 48,064 shares of common stock underlying a third warrant, which is exercisable on or after July 26, 2007 and before July 25, 2011.

(22)
Includes 131,000 shares of common stock, and 100,000 shares of common stock underlying a warrant, which is currently exercisable. Nathan Low is the president and sole stockholder of Sunrise Securities Corp. and exercises voting and dispositive control over these shares.

(23)	Nathan Low and Lisa Low are the two trustees of Sunrise Foundation Trust and exercise voting and dispositive control over these shares.

(24)
Includes 82,250 shares of common stock underlying a warrant, which is exercisable on or after July 26, 2007 and before July 25, 2011. Bryon Roth, Chief Executive Officer of Roth Capital Partners, LLC, owns 72.6% of CR Financial Holdings Inc., which owns 72.05% of Roth Capital Partners, LLC. Byron Roth also directly owns 3% of Roth Capital Partners, LLC. Accordingly, Bryon Roth exercises voting and dispositive control over these shares. Bryon Roth disclaims beneficial ownership of the securities held by Roth Capital Partners, LLC. Gordon Roth, Chief Financial Officer of Roth Capital Partners, LLC, owns 4.7% of CR Financial Holdings Inc. Gordon Roth also directly owns 0.15% of Roth Capital Partners, LLC.

(25)	Includes 282 shares of common stock underlying a warrant, which is exercisable on or after July 26, 2007 and before July 25, 2011.

(26)	Includes 51 shares of common stock underlying a warrant, which is exercisable on or after July 26, 2007 and before July 25, 2011.

(27)	Includes 649 shares of common stock underlying a warrant, which is exercisable on or after July 26, 2007 and before July 25, 2011.

(28)
Includes 1,100 shares of common stock underlying a warrant, which is exercisable on or after July 26, 2007 and before July 25, 2011. Mark Goldwasser is the Chief Executive Officer and President of National Securities and exercises voting and dispositive control over these shares. Mark Goldwasser disclaims beneficial ownership of the securities held by National Securities.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Our policy is to enter into transactions with related parties on terms that, on the whole, are no more favorable, or no less favorable, than those available from unaffiliated third parties. Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard despite the fact that our board of directors did not have a majority of disinterested independent directors to approve or ratify any of the following transactions at the time they occurred.

The Cleveland Clinic Foundation

We have a unique opportunity to accelerate our development by utilizing intellectual property, drug leads, new research technologies, technical know-how and original scientific concepts derived from 25 years of research achievements relevant to cancer by Dr. Gudkov and his team, currently at the Cleveland Clinic. Pursuant to an Exclusive License Agreement we entered into with the Cleveland Clinic effective as of July 1, 2004, the Cleveland Clinic granted to us an exclusive license to the Cleveland Clinic’s research base underlying our therapeutic platform (the CBLC100, CBLB100 and CBLB500 series). In consideration for obtaining this exclusive license, we agreed to: (1) issue to the Cleveland Clinic 1,341,000 shares of common stock of CBL; (2) make certain milestone payments (ranging from $50,000 to $4,000,000, depending on the type of drug and the stage of such drug’s development) to the Cleveland Clinic; (3) make royalty payments (calculated as a percentage of the net sales of the drugs ranging from 1-2%) to the Cleveland Clinic; and (4) make sublicense royalty payments (calculated as a percentage of the royalties received from the sublicenses ranging from 5-35%) to the Cleveland Clinic. The milestone payments for products limited to biodefense uses are as follows: (i) for any IND application, $50,000; (ii) for the successful completion of Phase I studies, $100,000; (iii) for any NDA application or product license application, $350,000; and (iv) for regulatory approval permitting commercial sales, $1,000,000. The milestone payments for other product applications are: (i) for any IND application, $50,000; (ii) for Phase II clinical trials, $250,000; (iii) for Phase III clinical trials, $700,000; (iv) for any NDA application or product license application, $150,000; and (v) for regulatory approval permitting commercial sales, $4,000,000; in each case, such amounts are credited against any future royalty and sublicense royalty payments.

Under this license agreement, we may exclusively license additional technologies discovered by Dr. Gudkov in this field by providing the Cleveland Clinic with notice within 60 days after receiving an invention disclosure report from the Cleveland Clinic relating to any such additional technologies. We believe that this relationship will prove valuable, not only for the purposes of developing the discoveries of Dr. Gudkov and his colleagues, but also as a source of additional new technologies. We also expect that the Cleveland Clinic will play a critical role in validating therapeutic concepts and in conducting trials. The Cleveland Clinic may terminate the license upon a material breach by us as specified in the agreement, however, we may avoid such termination if within 90 days of receipt of such termination notice we cure the breach.

On October 1, 2003, we also entered into a service agreement with the Cleveland Clinic pursuant to which we were engaged to perform high-throughput screening of drugs. We recognized $0, $105,000 and $75,000 in service revenues for the year and period ended December 31, 2005, 2004 and 2003, respectively, from the Cleveland Clinic related to this agreement. This agreement has now been terminated pursuant to its terms because we received $180,000 in fees from the Cleveland Clinic. We also incurred approximately $475,394, $51,129 and $0 in subcontract expense to the Cleveland Clinic related to a technology grant for the year and period ended December 31, 2005, 2004 and 2003, respectively. We also rented office and laboratory space from an entity related to the Cleveland Clinic on a month-to-month basis through May 2005. Rent paid to this entity was $11,121, $32,400 and $0 in 2005, 2004 and 2003, respectively.

In August 2004, we entered into a cooperative research and development agreement, or CRADA, with (i) the Uniformed Services University of the Health Sciences which includes the Armed Forces Radiobiology Research Institute, (ii) the Henry M. Jackson Foundation for the Advancement of Military Medicine, Inc., and (iii) the Cleveland Clinic to evaluate one of our radioprotective drug candidates and its effects on intracellular and extracellular signaling pathways. As a collaborator under this agreement, we are able to use the laboratories of the Armed Forces Radiobiology Research Institute to evaluate Protectan CBLB502 and its effects on intracellular and extracellular signaling pathways in order to improve countermeasures to lethal doses of radiation. Under the terms of the agreement, all parties are financially responsible for their own expenses related to the agreement. The agreement has a five year term, but may be unilaterally terminated by any party upon 30 days prior written notice with or without cause.

Pursuant to an agreement between Dr. Gudkov and the Cleveland Clinic, dated as of November 30, 2004, Dr. Gudkov irrevocably granted to the Cleveland Clinic the absolute right to exercise all rights and powers of all of Dr. Gudkov’s common stock of the company, including the sole and exclusive right to vote such shares and to take part in or consent to any corporate or stockholders’ action of any kind whatsoever. On April 18, 2006, Dr. Gudkov and the Cleveland Clinic agreed to rescind that agreement effective as of November 30, 2004, and as a result Dr. Gudkov retains the right to vote all of his shares.

Additionally, pursuant to a common stockholders agreement entered into with the Cleveland Clinic and other founders of the company, we agreed to elect to our board of directors two representatives of the Cleveland Clinic (currently only Paul DiCorleto). This provision will terminate upon the completion of any subsequent equity financing in which the aggregate gross proceeds to us from such transactions and our initial public offering (after deducting underwriter’s discounts and commissions and related offering expenses) exceed $15,000,000; provided, however, for as long as the Cleveland Clinic owns at least 3% of the company on a fully diluted basis, the Cleveland Clinic will be entitled to have one representative elected to our board of directors, as agreed to among the stockholders who were a party to the common stockholders agreement.

ChemBridge Corporation

Another vital component of our drug development capabilities is our strategic partnership with ChemBridge, an established leader in combinatorial chemistry and in manufacturing diverse chemical libraries.

On April 27, 2004, we entered into a library access agreement with ChemBridge which, in exchange for 357,600 shares of our common stock and warrants to purchase 264,624 shares of our common stock pursuant to a separate restricted stock agreement, provides us with continual access to a chemical library of 180,000 compounds (100,000 “historical” and 80,000 combinatorial). Under the library access agreement, we have also agreed to collaborate with ChemBridge in the future on two optimization projects, wherein ChemBridge will have the responsibility of providing the chemistry compounds for the project and we will have the responsibility of providing the pharmacological/biological compounds. Upon providing ChemBridge with our data after at least two positive repeat screening assays, which have been confirmed in at least one additional functional assay, ChemBridge will have the option to select such compound as one of the two optimization projects. ChemBridge will retain a fifty percent ownership interest in two lead compounds selected by ChemBridge and all derivative compounds thereof. The parties will jointly manage the development and commercialization of any compounds arising from an optimization project. The parties are discussing the possibility of entering into an additional project arising from the optimization project. There can be no assurance the parties will agree to proceed with such project on favorable terms or at all. The library access agreement does not have a specified term or any termination provisions.

Dr. Gudkov’s group has a strong working relationship with ChemBridge. This relationship has already resulted in the isolation of bioactive small molecules with clinical potential that helped to establish either new therapeutic concepts (p53 inhibitors) or identify molecules for important indications acting through previously unknown mechanisms (novel class of PGP modulators). Both lines of study have resulted in high visibility publications and are slated for further exploration by us.

University of New South Wales

In June 2003, we entered into a three-year collaborative research agreement with the University of New South Wales, or UNSW, to utilize functional genomic technologies in an attempt to identify genes in childhood neuroblastoma as potential candidates for the future development of molecular-targeted gene therapy. Under this agreement, we will make monetary and in-kind contributions with the collaborative partner in connection with the project under terms of the agreement. In return, we co-own the resulting intellectual property and have a right to use this intellectual property royalty free for internal purposes. The collaborative parties agree to negotiate a license arrangement for commercial purposes resulting from co-owned intellectual property. No collaborative intellectual property has been developed during the term of the agreement.

In 2004, Children’s Cancer Institute Australia for Medical Research, Haber Norris Pty Ltd ATF Haber Norris Superannuation Fund and Paul Haber & Michelle Haber ATF Haber Family Trust (all affiliates of UNSW) advanced funds of $109,000 and $174,500 to us in exchange for convertible promissory notes that mature on October 18, 2007 and November 23, 2007, respectively. The aggregate principal amount of debt is $283,500 plus accrued interest, which automatically converted into 124,206 shares of common stock upon the consummation of our initial public offering.

Sunrise Securities Corp.

We previously engaged Sunrise Securities Corp. as a placement agent in our private placement of 3,000,000 shares of our Series A Preferred Stock in March 2005. In connection with such private placement, we entered into an Investment Banking Agreement with Sunrise Securities Corp. pursuant to which we issued 308,000 shares of common stock and warrants to purchase 329,800 shares of common stock with an exercise price of $2.00 per share to Sunrise Securities Corp. and/or its designees as partial consideration for their services rendered. In addition, of the 3,000,000 shares of Series Preferred Stock issued, Sunrise Equity Partners, LP, a small business investment company affiliated with Sunrise Securities Corp., and individuals affiliated with Sunrise Equity Partners, LP acquired 1,269,000 shares.

Upon the consummation of our initial public offering, we sold to Sunrise Securities Corp. and Roth Capital Partners, LLC or their respective designees (including officers) at an aggregate purchase price of $100, warrants to purchase up to 170,000 shares of common stock. Each warrant represents the right to purchase one share of common stock for a period of four years commencing on the first anniversary of the effective date of our initial public offering. The exercise price of the warrants is $8.70. The common shares underlying these warrants are being registered pursuant to the registration statement of which this prospectus forms a part. The warrants are noncallable and have a cashless exercise option. No holder of these warrants will possess any rights as a shareholder unless the warrant is exercised. Pursuant to NASD Conduct Rule 2710(g)(1), these warrants may not be sold, transferred, assigned, pledged or hypothecated or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the securities for a period of 180 days immediately following June 20, 2006, the effective date of our initial public offering, except to officers or partners (but not directors) of Sunrise Securities Corp. and Roth Capital Partners, LLC and members of the selling group and/or their officers or partners.

Founders

On June 5, 2003, in connection with our formation, we issued an aggregate of 3,993,200 shares of common stock to our five founders in consideration of their knowledge, experience, expertise and services rendered in lieu of a salary in the formation and initial operations of the Company. The founders did not make any cash investments in the Company upon our formation. The stock issuances were as follows:

Name	Position	Number of Shares
Dr. Andrei Gudkov	Chief Scientific Officer	1,579,400
Dr. Michael Fonstein	Chief Executive Officer, President, Chairman of the Board	1,311,200
Dr. Yakov Kogan	Executive Vice President of Business Development; Secretary	715,200
Dr. Elena Feinstein	Executive Vice President of Research and Development	268,200
Dr. Veronika Vonstein	General Manager	119,200

In August 2004, Dr. Veronika Vonstein sold all 119,200 of her shares back to us effectively terminating her relationship with us to pursue outside opportunities. In August 2004, Dr. Andrei Gudkov sold 29,800 shares back to us to maintain the proper percentage ownership as decided by the founders as a group.

A summary of the material terms of any employment and consulting agreements among the founders may be found in the section of this prospectus titled “Management”.

DESCRIPTION OF OUR COMMON STOCK

The following summary describes the material terms of our common stock. It summarizes material provisions of our certificate of incorporation and by-laws. You may obtain copies of these organizational documents by contacting us, as described under “Prospectus Summary — Our Information.”

Common Stock

Our Certificate of Incorporation authorizes us to issue 40,000,000 shares of common stock, par value $.005 per share. On February 28, 2005, we completed a 596-for-1 stock split of our common stock in anticipation of the Series A Preferred Stock private placement in order to avoid issuance of fractional shares. As of July 31, 2006, 11,826,389 shares of common stock were issued and outstanding with 764,424 shares of common stock reserved for issuance upon exercise of warrants and 483,490 shares of common stock reserved for issuance upon exercise of options.

Voting

Holders of our common stock are entitled to one vote per share. All actions submitted to a vote of stockholders will be voted on by holders of our common stock.

Conversion

The common stock has no conversion rights.

Dividends

Holders of common stock are entitled to receive cash dividends equally on a per share basis, as if and when the dividends are declared by the board of directors from legally available funds.

Liquidation

After satisfaction of the liquidation preferences of all securities ranking senior to the common stock, the holders of common stock will share with each other on an equal basis in any net assets available for distribution to holders of shares of capital stock upon liquidation.

Other Terms

The rights, preferences and privileges of holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Common Stockholders Agreement

We have entered into a common stockholders agreement with all of our common stockholders who acquired their shares prior to March 1, 2005. Under the common stockholders agreement, the common stockholders agreed to elect to our board of directors Michael Fonstein, Andrei Gudkov, Yakov Kogan and two representatives of the Cleveland Clinic (currently only Paul DiCorleto). This provision will terminate upon any subsequent equity financing in which the aggregate gross proceeds to us from such transactions and our initial public offering (after deducting underwriter’s discounts and commissions and related offering expenses) exceed $15,000,000; provided, however, as long as the Cleveland Clinic owns at least 3% of the company on a fully diluted basis, the Cleveland Clinic will be entitled to have one representative elected to our board of directors. Certain other provisions which restrict the transferability of the shares will also terminate upon the transactions described above.

Registration Rights

We and all of our stockholders prior to our initial public offering entered into a Series A Rights Agreement, pursuant to which we agreed to file a registration statement with the SEC, which was to include the Registrable Securities (as defined in the Series A Rights Agreement) that were not already registered in connection with our initial public offering by the 30th day following the closing of our initial public offering, which occurred on July 26, 2006. We also agreed to use our best efforts to have the registration declared effective as soon as possible, but in any event prior to the 30th day after the filing date of the registration statement (or 60th day after the filing date in the event that the registration statement is reviewed and commented upon by the SEC). In the event that the registration statement does not become effective by the effectiveness date contemplated in the Series A Rights Agreement, we will issue additional shares to each selling stockholder equal to 2% of such holder’s investment amount per each 30-day period beyond the expected date of effectiveness in which the registration statement was not effective. The registration statement of which this prospectus forms a part is being filed to satisfy these obligations under the Series A Rights Agreement. We have also agreed to grant certain registration rights to Sunrise Securities Corp. and Roth Capital Partners, LLC and their designees. Pursuant to the underwriting agreement for our initial public offering, such entities and their designees were issued warrants and are entitled to certain demand and “piggyback” registration rights to register the resale of the shares of common stock underlying such warrants. The common shares underlying the warrants are being registered pursuant to the registration statement of which this prospectus forms a part.

Standstill

Pursuant to the Series A Rights Agreement, the common stockholders as of that date agreed not to effect any sale, transfer or distribution of their equity securities in the company, or any securities convertible into or exchangeable or exercisable for such securities, during the period from March 15, 2005 until the date that is 90 days following the date as of which a registration statement covering the resale of all the Registrable Securities has been filed with and declared effective by the SEC unless (1) such sale, transfer or distribution is approved in writing by holders of at least a majority of the Registrable Securities, and (2) the transferee of such sold, transferred or distributed securities agrees in writing to be bound by the terms of the Series A Rights Agreement to the same extent as if they had originally been a party thereto.

Lock Up of Certain Shares

We, each member of our board, each of our executive officers and holders of our common stock prior to March 1, 2005, or the founding holders, have agreed to sign lock-up agreements under which they agree they will not offer, sell, contract to sell, pledge or otherwise dispose of any shares of our capital stock, which amounts to 5,988,157 shares, for a period of 24 months after July 20, 2006, the effective date of our initial public offering. Each of our directors and executive officers together with two of our stockholders, The Cleveland Clinic Foundation and ChemBridge Corporation, have likewise agreed not to sell, pledge, hypothecate, assign or otherwise transfer or dispose of any shares of our capital stock for the same 24 month period, provided that this restriction shall terminate in the event of a merger, sale or other “change of control” transaction that is approved by a majority of the stockholders other than our directors, executive officers and such stockholders. Holders of our common stock since April 15, 2005 other than the founding holders have also agreed to sign lock-up agreements under which they agree they will not offer, sell, contract to sell, pledge or otherwise dispose of any shares of our capital stock, other than in connection with our initial public offering, which amounts to 4,137,607 shares, for a period of 180 days after July 20, 2006, the effective date of our initial public offering. These stockholders, however, may sell their shares at any time during the 180-day period subject to applicable law if and only if they are able to sell their shares in open market transactions at a price of $11.00 per share or higher.

Restricted Securities

As of July 31, 2006, 11,826,389 shares of common stock were issued and outstanding. Of these shares, 1,700,000 shares sold in our initial public offering are freely tradable without restrictions or further registration under the Securities Act, unless those shares are purchased by affiliates as that term is defined in Rule 144 under the Securities Act.

The remaining 10,126,389 shares of common stock held by stockholders as of July 31, 2006, including the 4,453,601 shares that are subject to the registration statement of which this prospectus forms a part, are currently restricted securities as that term is defined in Rule 144 under the Securities Act. Upon effectiveness of this registration statement, 10,125,764 shares will continue to be subject to the contractual restrictions described below. Of these securities:

•
4,137,607 shares may be sold upon expiration of the 180-day lock-up period described above (or in open market transactions at a price of $11.00 per share or higher during such 180-day lock-up period); and

•	5,988,157 shares may be sold upon expiration of the 24-month lock-up period described above.

Pursuant to NASD Conduct Rule 2710(g)(1), the warrants issued in connection with our initial public offering may not be sold, transferred, assigned, pledged or hypothecated or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the securities for a period of 180 days after July 20, 2006, the effective date of our initial public offering, except to officers or partners (but not directors) of the underwriter of our initial public offering and members of the selling group in our initial public offering and/or their officers or partners.

Common Stockholders

CBL had 361 stockholders of record as of August 8, 2006.

Listing of Stock

Our common stock is quoted on the Nasdaq Capital Market under the trading symbol “CBLI”. Our common stock is also listed on the Boston Stock Exchange under the symbol “CFB”.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is Continental Stock Transfer & Trust Company.

Directors’ Limitation of Liability

Our certificate of incorporation and by-laws include provisions to indemnify the directors and officers to the fullest extent permitted by the Delaware General Corporation Law, including circumstances under which indemnification is otherwise discretionary. We believe that these provisions are necessary to attract and retain qualified persons as directors and officers.

We expect to enter into an indemnification agreement with each of our directors, which provides that we will indemnify our directors and advance expenses to our directors to the extent permitted by the laws of the State of Delaware. We have also obtained directors and officers liability insurance in amounts commensurate with those of similarly situated companies.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons as stated in the foregoing provisions or otherwise, we have been advised that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, donees, assignees and successors-in interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits investors;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales (other than short sales established prior to the effectiveness of the registration statement to which this prospectus is a part)

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the securities owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

Upon our being notified in writing by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, our being notified in writing by a selling stockholder that a donee or pledge intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. There can be no assurance that the selling stockholders will sell any or all of the shares of common stock registered pursuant to the registration statement of which this prospectus forms a part.

We are required to pay all fees and expenses incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act. The selling stockholders have also agreed to indemnify us against certain losses, claims, damages and liabilities.

In addition, pursuant to NASD Conduct Rule 2710(g)(1), Sunrise Securities Corp. and Roth Capital Partners, LLC and related persons have agreed that any unregistered equity securities acquired or received from us during the 180-day period immediately preceding the initial filing of our initial public offering, which occurred on February 17, 2006, including dividends and penalty shares on the previously outstanding Series A Preferred Stock, will not be sold, transferred, assigned, pledged or hypothecated or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the securities for a period of 180 days immediately following July 20, 2006, the effective date of our initial public offering, except as permitted by NASD Conduct Rule 2710(g)(2).

The selling stockholders should be aware that the anti-manipulation provisions of Regulation M under the Exchange Act will apply to purchases and sales of shares of common stock by the selling stockholders, and that there are restrictions on market-making activities by persons engaged in the distribution of the shares. Under Registration M, the selling stockholders or their agents may not bid for, purchase, or attempt to induce any person to bid for or purchase, shares of our common stock while such selling stockholders are distributing shares covered by this Prospectus. The selling stockholders are advised that if a particular offer of common stock is to be made on terms constituting a material change from the information set forth above with respect to the Plan of Distribution, then, to the extent required, a post-effective amendment to the accompanying Registration Statement must be filed with the Commission.

Under the National Securities Markets Improvement Act of 1996, the resale of the common stock, from and after the effective date, may be exempt from state registration requirements as a result of the exemption provided for ordinary brokerage transactions where the parties have not been solicited by the broker-dealer or in some circumstances because we will file periodic and annual reports under the Securities Exchange Act of 1934, as amended. However, states are permitted to require notice filings and collect fees with regard to these transactions and a state may suspend the offer and sale of common stock within such state if any such required filing is not made or fee is not paid. As of the date of this prospectus, we believe that the following states do not presently require any notice filings or fee payments and permit the resale by stockholders of the common stock:

•
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, Florida, Georgia, Hawaii, Idaho, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Massachusetts, Minnesota, Mississippi, Missouri, Nebraska, Nevada, New Jersey, New Mexico, New York, North Carolina, Ohio, Oklahoma, Pennsylvania, South Dakota, Utah, Virginia, Washington, West Virginia, Wisconsin and Wyoming.

Moreover, as a result of the listing of our securities on the Boston Stock Exchange, we also receive an automatic state securities law, or blue sky law, exemption regarding the registration of our securities in Colorado, Delaware, Hawaii, Massachusetts, New Hampshire, Rhode Island, Texas and West Virginia.

Additionally, the following states permit the resale of the common stock if the proper NSMIA notice filings have been made and fees paid:

•	the District of Columbia, Illinois, Maryland, Michigan, Montana, New Hampshire, North Dakota, Oregon, Rhode Island, South Carolina, Tennessee, Texas and Vermont.

With respect to these states, as of the date of this prospectus, we have determined to make the relevant filings in the states of Illinois, Maryland and in the District of Columbia. Texas, New Hampshire and Rhode Island are included with those states which categorize these securities as exempt securities because the company is listed on the Boston Stock Exchange. The holder of the shares may be required to make the appropriate filings in order to effectuate a lawful offer and sale in the remaining states.

Additionally, if any of these states that has not yet adopted a statute, rule or regulation relating to NSMIA adopts such a statute, rule or regulation in the future requiring a filing or fee or if any state amends its existing statutes with respect to its requirements, compliance with those new requirements would be necessary in order for the common stock to continue to be eligible for resale in those jurisdictions.

Institutional investors in every state may purchase common stock in this offering pursuant to exemptions provided to such entities under the laws of various states. The definition of an “institutional investor” varies from state to state but generally includes financial institutions, broker-dealers, banks, insurance companies and other qualified entities. Some states may require the institutional investors to be Qualified Institutional Buyers, as that term is defined in Rule 144A, promulgated under the Securities Act of 1933, as amended.

In certain limited instances, federal law does not fully preclude state regulation in connection with offers and sales of these securities. The NSMIA preemption indicated above extends to resales by anyone other than issuers, underwriters and dealers. Therefore, the states may regulate or place conditions on offers and sales made by issuers, underwriters, or dealers or with respect to transactions that otherwise do not meet the exemptions set forth above. The definitions of the terms “issuer,” “underwriter” and “dealer” are set forth in the Securities Act of 1933 and the SEC Rules promulgated thereunder. In our initial public offering of common stock, the states of California, Ohio, and Kentucky placed investor suitability conditions on transfers and sales. If they are not preempted by NSMIA from doing so (either because the resale is by an issuer, underwriter or dealer or otherwise does not meet any applicable exemption), the states may condition transfers and resales of the securities offered under this prospectus. The California, Ohio and Kentucky conditions on transfers and sales are set forth below.

Investors in California may be required to have a:

•	minimum net worth of at least $75,000 and a minimum gross income of not less than $50,000, or

•	liquid net worth of at least $150,000.

In both of the instances above, the calculation shall be exclusive of the investors’ home, home furnishings and automobile. Any investment in an offering shall not exceed ten percent (10%) of the net worth of each such investor.

Notwithstanding the foregoing, up to $2,500 of our common stock may be purchased by a California resident in an offering so long as they are a “small investor” who, including such offering, shall not have purchased more than $2,500 worth of our common stock in the past twelve (12) months. For purposes herein, the term “small investor” shall mean either an individual (which shall include both a husband and wife counted as a single individual), or a self-employed individual retirement plan of an individual or an individual retirement account of an individual.

Investors in Kentucky may be required to have a:

•	a minimum net worth of $65,000 and a minimum annual gross income of $65,000, exclusive of automobile, home and home furnishings, or

•	a minimum net worth of $150,000, exclusive of automobile, home and home furnishings.

Investors in Ohio may be required to have a:

•	a minimum annual gross income of $65,000, and

•	a minimum net worth of $250,000, exclusive of automobile, home and home furnishings.

LEGAL MATTERS

The validity of the common stock offered by this prospectus will be passed upon for us by Katten Muchin Rosenman LLP, Chicago, Illinois.

EXPERTS

The financial statements appearing in this prospectus and registration statement have been audited by Meaden & Moore, Ltd., independent registered accountants, to the extent and for the periods indicated in their report appearing elsewhere herein, and are included in reliance upon such report and upon the authority of such firms as experts in accounting and auditing.

ADDITIONAL INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You are able to inspect and copy these reports, proxy statements and other information without charge at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, DC 20549, and copies of all or any part of these materials may be obtained from the SEC upon payment of the prescribed fee. Information regarding the operation of the Public Reference Room may be obtained by calling the SEC at 800-SEC-0330. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov/.

We have filed with the SEC a registration statement on Form SB-2 under the Securities Act of 1933 for the shares of common stock being offered by the selling stockholders. This prospectus does not contain all of the information in the registration statement and the exhibits and schedules that were filed with the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits that were filed with the registration statement. Statements contained in this prospectus about the contents or any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. Anyone may obtain the registration statement and its exhibits and schedules from the SEC.

FINANCIAL STATEMENTS

INDEX

Report of Independent Registered Public Accounting Firm	F-1

Balance Sheet at December 31, 2004 and 2005 (audited)	F-2

Statement of Operations for the period from June 5, 2003 (Date of Inception) to December 31, 2003, for the years ended December 31, 2004 and 2005, and for the period from June 5, 2003 to December 31, 2005 (audited)
F-4

Statements of Cash Flows for the period from June 5, 2003 (Date of Inception) to December 31, 2003, for the years ended December 31, 2004 and 2005, and for the period from June 5, 2003 to December 31, 2005 (audited)
F-5

Statements of Stockholders’ Deficit for the period from June 5, 2003 (Date of Inception) to December 31, 2005 (audited)	F-7

Notes to Financial Statements (audited)	F-9

Balance Sheet at June 30, 2006 (unaudited) and December 31, 2005 (audited)	F-21

Statement of Operations for three months ending June 30, 2005 and 2006 and for the six months ending June 30, 2005 and 2006 (unaudited)	F-23

Statements of Cash Flows for the six months ending June 30, 2005 and 2006 (unaudited)	F-24

Statements of Stockholders’ Equity for the period from June 5, 2003 (Date of Inception) to December 31, 2005 and June 30, 2006 (unaudited)	F-26

Notes to Unaudited Financial Statements	F-28

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Cleveland BioLabs, Inc.
Cleveland, Ohio

We have audited the accompanying balance sheets of CLEVELAND BIOLABS, INC. (a development stage company) as of December 31, 2005 and 2004, and the related statements of operations, stockholders’ deficit, and cash flows for the years ended December 31, 2005 and 2004 and the period from June 5, 2003, date of inception, to December 31, 2003 and the cumulative development stage period from June 5, 2003 to December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cleveland BioLabs, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years ended December 31, 2005 and 2004 and the period from June 5, 2003, to December 31, 2003 and the cumulative development stage period from June 5, 2003 to December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ Meaden & Moore, Ltd.

MEADEN & MOORE, LTD.
Certified Public Accountants

February 7, 2006
Cleveland, Ohio

CLEVELAND BIOLABS, INC.
BALANCE SHEET

December 31, 2005 and 2004

	2005	2004

ASSETS
CURRENT ASSETS
Cash and equivalents	$1,206,462	$94,741
Short-term investments	2,382,190	—
Accounts receivable:
Trade	—	225,013
Interest	37,035	—
Prepaid expenses - IPO	210,987	—
Other prepaid expenses	12,249	—
Deferred compensation	5,134	9,140
Total current assets	3,854,057	328,894

EQUIPMENT
Computer equipment	91,788	11,541
Lab equipment	225,997	17,646
Furniture	40,158	—
	357,943	29,187
Less accumulated depreciation	47,080	2,319
	310,863	26,868
OTHER ASSETS
Deferred compensation	752	5,887
Deferred charges	—	13,000
Intellectual property	76,357	—
Deposits	11,304	7,570
	88,413	26,457
TOTAL ASSETS	$4,253,333	$382,219

CLEVELAND BIOLABS, INC.
BALANCE SHEET (continued)

December 31, 2005 and 2004

	2005	2004

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES
Accounts payable:
Trade	$264,783	$251,492
Stockholders	—	2,422
Deferred revenue	100,293	—
Accrued expenses	28,579	—
Accrued compensation - stockholders	—	165,000
Total current liabilities	393,655	418,914

CONVERTIBLE NOTES PAYABLE	303,074	337,519

STOCKHOLDERS’ EQUITY (DEFICIT)
Series A convertible preferred stock, $.005 par value
Authorized - 4,000,000 shares
Issued and outstanding - 3,051,219 shares at December 31, 2005	15,256	—
Additional paid-in capital	4,932,885	—
Unissued shares - preferred stock	360,000	—
Common stock, $.005 par value
Authorized - 12,000,000 shares
Issued and outstanding 6,396,801 and 5,960,000 shares at December 31, 2005 and 2004, respectively	31,984	29,800
Additional paid-in capital	3,338,020	2,255,954
Unissued shares - common stock	81,125	—
Accumulated other comprehensive income (loss)	(17,810)	—
Accumulated deficit during the development stage	(5,184,856)	(2,659,968)
Total stockholders’ equity (deficit)	3,556,604	(374,214)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$4,253,333	$382,219

CLEVELAND BIOLABS, INC.
STATEMENT OF OPERATIONS

Year Ended December 31, 2005 and 2004,
Period From June 5, 2003 (Date of Inception) to December 31, 2003 and
Period From June 5, 2003 to December 31, 2005

	2005	2004	2003	Cumulative During Development Stage (June 5, 2003 - December 31, 2005)

REVENUES
Grant	$999,556	$531,341	$—	$1,530,897
Service	139,275	105,000	75,000	319,275
	1,138,831	636,341	75,000	1,850,172
OPERATING EXPENSES
Research and Development	2,640,240	2,892,967	143,258	5,676,465
Selling, general and administrative	986,424	262,817	68,636	1,317,877
Total operating expenses	3,626,664	3,155,784	211,894	6,994,342

LOSS FROM OPERATIONS	(2,487,833)	(2,519,443)	(136,894)	(5,144,170)

OTHER INCOME
Interest Income	119,371	320	68	119,759

OTHER EXPENSE
Interest Expense	17,993	4,019	—	22,012

NET LOSS	$(2,386,455)	$(2,523,142)	$(136,826)	$(5,046,423)

DIVIDENDS ON CONVERTIBLE PREFERRED STOCK	(291,914)	—	—	(291,914)

NET LOSS AVAILABLE TO COMMON SHAREHOLDERS	$(2,678,369)	$(2,523,142)	$(136,826)	$(5,338,337)

NET LOSS AVAILABLE TO COMMON SHAREHOLDERS PER SHARE OF COMMON STOCK — BASIC AND DILUTED	$(0.43)	$(0.55)	$(0.03)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN CALCULATING NET LOSS PER SHARE — BASIC AND DILUTED	6,250,447	4,615,571	4,261,400

(AFTER RETROACTIVE 596 TO 1 STOCK SPLIT)

CLEVELAND BIOLABS, INC.
STATEMENTS OF CASH FLOWS

Year Ended December 31, 2005 and 2004,
Period From June 5, 2003 (Date of Inception) to December 31, 2003 and
Period From June 5, 2003 to December 31, 2005

	2005	2004	2003	Cumulative During Development Stage (June 5, 2003 - December 31, 2005)

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(2,386,455)	$(2,523,142)	$(136,826)	$(5,046,423)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation	44,762	2,299	20	47,081
Noncash interest expense	17,993	4,019	—	22,012
Noncash salaries and consulting expense	437,311	—	—	437,311
Deferred compensation	9,141	10,449	4,161	23,751
Research and development	—	2,256,067	—	2,256,067
Changes in operating assets and liabilities:
Accounts receivable - trade	225,013	(225,013)	—	—
Accounts receivable - interest	(37,035)	—	—	(37,035)
Other prepaid expenses	(12,249)	—	—	(12,249)
Deposits	(3,734)	(7,570)	—	(11,304)
Accounts payable	10,869	169,980	83,934	264,783
Deferred revenue	100,293	—	—	100,293
Accrued expenses	(136,421)	105,000	60,000	28,579
Total adjustments	655,943	2,315,231	148,115	3,119,289

Net cash (used) provided by operating activities	$(1,730,512)	$(207,911)	$11,289	$(1,927,134)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of short-term investments	(2,400,000)	—	—	(2,400,000)
Purchase of equipment	(328,756)	(27,991)	(1,196)	(357,943)
Costs of patents pending	(76,357)	—	—	(76,357)
Net cash (used) provided by investing activities	$(2,805,113)	$(27,991)	$(1,196)	$(2,834,300)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of preferred stock	6,000,000	—	—	6,000,000
Financing costs	(402,622)	(13,000)	—	(415,622)
Dividends	(31)	—	—	(31)
Issuance of common stock	—	17	33	50
Proceeds from convertible notes payable	50,000	333,500	—	383,500
Net cash (used) provided by financing activities	$5,647,347	$320,517	$33	$5,967,897

CLEVELAND BIOLABS, INC.
STATEMENTS OF CASH FLOWS (continued)

Year Ended December 31, 2005 and 2004,
Period From June 5, 2003 (Date of Inception) to December 31, 2003 and
Period From June 5, 2003 to December 31, 2005

	2005	2004	2003	Cumulative During Development Stage (June 5, 2003 - December 31, 2005)

NET INCREASE IN CASH AND EQUIVALENTS	$1,111,721	$84,615	$10,126	$1,206,462

CASH AND EQUIVALENTS AT BEGINNING OF YEAR	94,741	10,126	—

CASH AND EQUIVALENTS AT END OF YEAR	$1,206,462	$94,741	$10,126	$1,206,462

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$—	$—	$—	$—
Income taxes	—	—	—	—

2005

Supplemental schedule of noncash financing activities:
Common stock issued (308,000 shares) as financing fees on issuance of preferred shares	$589,662
Conversion of notes payable and accrued interest to preferred stock	$102,438
Issuance of stock options to employees and two consultants	$318,511
Exercise of stock options into 59,600 common shares by consultant	$119,200
Issuance of common stock dividend to preferred shareholders (69,201 shares issued)	$138,402
Unissued shares to preferred shareholders for penalty per agreement	$441,125

CLEVELAND BIOLABS, INC.
STATEMENTS OF STOCKHOLDERS’ DEFICIT

Period From June 5, 2003 (Date of Inception) to December 31, 2005

	Common Stock
	Shares	Amount	Additional Paid-in Capital	Penalty Shares

Balance at June 5, 2003	—	$—	$—	$—
Issuance of Shares	3,993,200	19,966	5,034	—
Net Loss	—	—	—	—
Balance at December 31, 2003	3,993,200	19,966	5,034	—

Issuance of Shares	1,966,800	9,834	2,250,920	—
Net Loss	—	—	—	—
Balance at December 31, 2004	5,960,000	29,800	2,255,954	—

Issuance of Shares - Series A Financing	308,000	1,540	588,122	—
Issuance of Shares - Stock Dividend	69,201	346	138,056	—
Issuance of Options (383,840 options issued, 324,240 outstanding)	—	—	318,111	—
Exercise of Options (59,600 options exercised)	59,600	298	118,902	—
Unrealized Loss on Investments	—	—	—	—
Accrued Unissued Shares	—	—	(81,125)	81,125
Net Loss	—	—	—	—
Balance at December 31, 2005	6,396,801	$31,984	$3,338,020	$81,125

CLEVELAND BIOLABS, INC.
STATEMENTS OF STOCKHOLDERS’ DEFICIT (continued)

Period From June 5, 2003 (Date of Inception) to December 31, 2005

	Preferred Stock
	Shares	Amount	Additional Paid-in Capital	Penalty Shares	Other Comprehensive Loss	Accumulated Deficit	Total

Balance at June 5, 2003	—	$—	$—	$—	$—	$—	$—
Issuance of Shares	—	—	—	—	—	—	25,000
Net Loss	—	—	—	—	—	(136,826)	(136,826)
Balance at December 31, 2003	—	—	—	—	—	(136,826)	(111,826)
Issuance of Shares	—	—	—	—	—	—	2,260,754
Net Loss	—	—	—	—	—	(2,523,142)	(2,523,142)
Balance at December 31, 2004	—	—	—	—	—	(2,659,968)	(374,214)
Issuance of Shares - Series A Financing	3,051,219	15,256	5,292,885	—	—	—	5,897,803
Issuance of Shares - Stock Dividend	—	—	—	—	—	(138,433)	(31)
Issuance of Options (383,840 options issued, 324,240 outstanding)	—	—	—	—	—	—	318,111
Exercise of Options (59,600 options exercised)	—	—	—	—	—	—	119,200
Unrealized Loss on Investments	—	—	—		(17,810)	—	(17,810)
Accrued Unissued Shares	—	—	(360,000)	360,000	—	—	—
Net Loss	—	—	—	—	—	(2,386,455)	(2,386,455)
Balance at December 31, 2005	3,051,219	$15,256	$4,932,885	$360,000	$(17,810)	$(5,184,856)	$3,556,064

CLEVELAND BIOLABS, INC.
NOTES TO FINANCIAL STATEMENTS

Note 1. Organization

Organization and Nature of Business - Cleveland BioLabs, Inc. (“CBL” or the “Company”), a development stage biopharmaceutical company, is engaged in the discovery, development and commercialization of products for cancer treatment and protection of normal tissues from radiation and toxins. The Company was incorporated under the laws of the State of Delaware on June 5, 2003 and is headquartered in Cleveland, Ohio. The Company’s initial technological development efforts are intended to be used as powerful antidotes with a broad spectrum of applications including protection from cancer treatment side effects, radiation and hypoxia. To date, the Company has not developed any commercial products, but in 2005 the Company developed and produced biological compounds under a single commercial development contract.

Note 2. Summary of Significant Accounting Policies

A.
Cash and Equivalents - The Company considers highly liquid debt instruments with original maturities of three months or less to be cash equivalents. In addition, the Company maintains cash and equivalents at financial institutions, which may exceed federally insured amounts at times and which may, at times, significantly exceed balance sheet amounts due to outstanding checks.

B.
Marketable Securities and Short Term Investments - The Company considers investments with a maturity date of more than three months to maturity to be short-term investments and has classified these securities as available-for-sale. Such investments are carried at fair value, with unrealized gains and losses included as accumulated other comprehensive income (loss) in stockholders’ equity. The cost of available-for-sale securities sold is determined based on the specific identification method.

C.
Accounts Receivable - The Company extends unsecured credit to customers under normal trade agreements, which generally require payment within 30 days. Management estimates an allowance for doubtful accounts which is based upon management’s review of delinquent accounts and an assessment of the Company’s historical evidence of collections. There is no allowance for doubtful accounts as of December 31, 2005 and 2004.

D.
Equipment - Equipment is stated at cost and depreciated over the estimated useful lives of the assets (generally five years) using the straight-line method. Leasehold improvements are depreciated on the straight-line method over the shorter of the lease term or the estimated useful lives of the assets. Expenditures for maintenance and repairs are charged to expense as incurred. Major expenditures for renewals and betterments are capitalized and depreciated. Depreciation expense was $44,762, $2,299 and $20 for the years ended December 31, 2005, 2004, and 2003, respectively.

E.
Impairment of Long-Lived Assets - In accordance with Statements of Financial Accounting Standards, or SFAS, No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets to be held and used, including equipment and intangible assets subject to depreciation and amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets or related asset group may not be recoverable. Determination of recoverability is based on an estimate of discounted future cash flows resulting from the use of the asset and its eventual disposition. In the event that such cash flows are not expected to be sufficient to recover the carrying amount of the asset or asset group, the carrying amount of the asset is written down to its estimated net realizable value.

F.
Intellectual Property - The Company capitalizes the costs associated with the preparation, filing, and maintenance of certain intellectual property rights. Capitalized intellectual property is reviewed annually for impairment.

This intellectual property is owned by the Cleveland Clinic Foundation (CCF) and granted to the Company through an exclusive licensing agreement as further discussed in Note 3. As part of the licensing agreement, CBL agrees to incur the costs associated with the preparation, filing and maintenance of patent applications relating to this intellectual property. If the patent application is approved, the costs paid by the Company are amortized on a straight-line basis over the shorter of seventeen years or the anticipated useful life of the patent. If the patent application is not approved, the costs associated with the preparation and filing of the patent application by the Company on behalf of CCF will be expensed as part of selling, general and administrative expenses. Gross capitalized patents pending costs are $67,991 on behalf of CCF for 10 patent applications as of December 31, 2005. All of the 10 CCF patent applications are still pending approval.

CLEVELAND BIOLABS, INC.
NOTES TO FINANCIAL STATEMENTS (continued)

The Company also has submitted two patent applications as a result of intellectual property exclusively developed and owned by the Company. If the patent applications are approved, costs paid by the Company associated with the preparation, filing, and maintenance of the patents will be amortized on a straight-line basis over the shorter of seventeen years or the anticipated useful life of the patent. If the patent applications are not approved, the costs associated with the preparation and filing of the patent application will be expensed as part of selling, general and administrative expenses at that time. Gross capitalized patents pending costs were $8,366 for two patent applications as of December 31, 2005. The patent applications are still pending approval.

G.
Fair Value of Financial Instruments - Financial instruments, including cash and equivalents, accounts receivable, accounts payable and accrued liabilities, are carried at net realizable value. The carrying amounts of the convertible notes payable approximate their respective fair values as they bear terms that are comparable to those available under current market conditions.

H.
Stock Split - As a result of a 596 for 1 stock split of the Company’s issued and outstanding shares of common stock, which became effective on February 28, 2005, the 10,000 issued and outstanding shares converted into 5,960,000 shares of common stock. Per SAB Topic 4C, all share and per share stock numbers have been retroactively adjusted to reflect the stock split.

I.
Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience and on various other assumptions that the Company believes to be reasonable under these circumstances. Actual results could differ from those estimates.

J.
Revenue Recognition - The Company recognizes revenue in accordance with Staff Accounting Bulletin No. 104, “Revenue Recognition”. Revenue sources consist of government grants, government contracts and commercial development contracts. Revenues from federal government grants and contracts are for research and development purposes and are recognized in accordance with the terms of the award and the government agency. Grant revenue is recognized in one of two different ways depending on the grant. Cost reimbursement grants require us to submit proof of costs incurred that are invoiced by us to the government agency, which then pays the invoice. In this case, grant revenue is recognized at the time of submitting the invoice to the government agency. Fixed cost grants require no proof of costs and are paid as a request for payment is submitted for expenses. The grant revenue under these fixed costs grants is recognized using a percentage-of-completion method, which uses assumptions and estimates. These assumptions and estimates are developed in coordination with the principal investigator performing the work under the government fixed-cost grants to determine key milestones, expenses incurred, and deliverables to perform a percentage-of-completion analysis to ensure that revenue is appropriately recognized. Critical estimates involved in this process include total costs incurred and anticipated to be incurred during the remaining life of the grant.

Government contract revenue is recognized periodically upon delivery of an invoice for allowable research and development expenses according to the terms of the contract. The Company has recognized grant revenue from the following agencies: the U.S. Army (DARPA), National Aeronautics and Space Administration (NASA), the National Institutes of Health (NIH) and the Department of Health of Human Services (HHS). Commercial development revenues are recognized when the service or development is delivered.

CLEVELAND BIOLABS, INC.
NOTES TO FINANCIAL STATEMENTS (continued)

K.
Deferred Revenue Policy - Deferred Revenue results when payment is received in advance of revenue being earned. When cash is received, the Company makes a determination as to whether the revenue has been earned by applying a percentage-of-completion analysis to compute the need to recognize deferred revenue. The percentage of completion method is based upon (1) the total income projected for the project at the time of completion and (2) the expenses incurred to date. The percentage-of-completion can be measured using the proportion of costs incurred versus the total estimated cost to complete the contract.

L.
Research and Development - Research and development expenses consist primarily of costs associated with the clinical trials of drug candidates, compensation and other expenses for research and development, personnel, supplies and development materials, costs for consultants and related contract research and facility costs. Expenditures relating to research and development are expensed as incurred.

M.
Employee Benefit Plan - The Company maintains a 401(k) retirement savings plan that is available to all full-time employees who have reached age 21. The plan is intended to qualify under Section 401(k) of the Internal Revenue Code of 1986, as amended. The plan provides that each participant may contribute up to a statutory limit of their pre-tax compensation which was $14,000 for employees under age 50 and $18,000 for employees 50 and older in calendar year 2005. Employee contributions are held in the employees’ name and invested by the plan trustee. The plan also permits the Company to make matching contributions, subject to established limits. To date, the Company has not made any matching contributions to the plan on behalf of participating employees.

N.
Stock-Based Compensation - The FASB issued SFAS No. 123 (revised December 2004), Share Based Payment, which is a revision of SFAS No. 123 Accounting for Stock-Based Compensation. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values. The Company values employee stock-based compensation under the provisions of SFAS 123(R) and related interpretations. Accordingly, effective January 1, 2005, all share-based payments to employees, including grants of employee stock options, are recognized in the statement of operations based on their fair values. The Company accounted for all stock options issued through the use of the Black-Scholes model. The market price of the Company’s stock was deemed to be $2.00 per share based on the Series A preferred stock transactions in March 2005. The options are for a ten-year period and are valued at grant date but are assumed to have a five-year life. The risk-free rate used for the computation was the five-year Treasury Security rate at the grant date as published by the Research Division of the Federal Reserve Bank of St. Louis. The assumed volatility is 325% based on an industry analysis of comparable biotech companies. The Company assumes no common stock dividends to be paid during the life of the options. The exercise price for outstanding options is $0.66 to $3.00. All stock options have a vesting schedule from 13 to 36 months and the compensation expense is amortized over the service period. For 2005, the Company recognized $429,450 in stock based compensation: $310,250 for options issued and outstanding and $119,200 for options issued and exercised. $143,157 of this compensation cost recognized was related to stock options that were not fully vested as of the balance sheet date. No cash was received for the options that were exercised in 2005. All shares issued upon exercise of stock options have come from authorized and unissued shares.

O.
Income Taxes - The Company utilizes Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. The difference between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those temporary differences that have future tax consequences using the current enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will, more likely than not, be realized. Income tax expense is the current tax payable or refundable for the year plus or minus the net change in the deferred tax assets and liabilities.

P.	Net Loss per Share - Basic and diluted net loss per share has been computed using the weighted-average number of shares of common stock outstanding during the period.

CLEVELAND BIOLABS, INC.
NOTES TO FINANCIAL STATEMENTS (continued)

The following table presents the calculation of basic and diluted net loss per share:

	2005	2004	2003
Net loss available to common shareholders	$(2,670,507)	$(2,523,142)	$(136,826)

Net loss per share, basic and diluted	$(0.43)	$(0.55)	$(0.03)

Weighted-average shares used in computing net loss per share, basic and diluted	6,250,447	4,615,571	4,261,400

In 2005, the Company has included $291,914 in the numerator to account for cumulative dividends for Series A preferred stock that were either paid or accrued throughout 2005. This dividend was comprised of $138,433 that had been paid in 2005, and the balance of $153,481 that will be paid as part of the biannual February 1, 2006 dividend.

The Company has excluded all outstanding warrants and options from the calculation of diluted net loss per share because all such securities are antidilutive for all applicable periods presented.

The total number of shares excluded from the calculations of diluted net loss per share, prior to application of the treasury stock method for warrants, was 594,424 and 294,424 for the years ended December 31, 2005 and 2004, respectively. Such securities, had they been dilutive, would have been included in the computation of diluted earnings per share.

The total number of shares excluded from the calculations of diluted net loss per share, prior to the application of the treasury stock method for options, was 324,240 and 0 for the years ended December 31, 2005 and 2004, respectively. Such securities, had they been dilutive, would have been included in the computation of diluted earnings per share.

Q.
Concentrations of Risk - Grant revenue was comprised wholly from grants issued by the federal government and accounted for 88.9%, 83.5% and 0% of total revenue for the years ended December 31, 2005, 2004 and 2003, respectively. Although the company anticipates ongoing federal grant revenue, there is no guarantee that this revenue stream will continue in the future.

Financial instruments that potentially subject us to a significant concentration of credit risk consist primarily of cash and cash equivalents and securities available-for-sale. The Company maintains deposits in federally insured institutions in excess of federally insured limits. The Company does not believe it is exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held. Additionally, the Company has established guidelines regarding diversification of its investment portfolio and maturities of investments, which are designed to meet safety and liquidity.

R.
Comprehensive Income - The Company applies Statement of Financial Accounting Standards (SFAS) No. 130, “Reporting Comprehensive Income.” SFAS No. 130 requires disclosure of all components of comprehensive income on an annual and interim basis. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources.

S.
Segment Reporting - As of December 31, 2005 the Company has determined that it operates in only one segment. Accordingly, no segment disclosures have been included in the notes to the consolidated financial statements.

T.
Effect of New Accounting Standards - In March 2004, the FASB issued EITF Issue No. 03-1, The Meaning of Other-Than Temporary Impairment and Its Application to Certain Investments. EITF Issue No. 03-1 requires certain quantitative and qualitative disclosures with respect to securities in an unrealized loss position accounted for under SFAS No. 115 and SFAS No. 124 and for cost method investments. The Company has provided the disclosure information required by EITF Issue No. 03-1 in Note 7. EITF Issue No. 03-1 also describes a three-step model to measure and recognize other-than-temporary impairments of investments in marketable securities, however, the effectiveness of the measurement and recognition guidance of EITF Issue No. 03-1 has been indefinitely delayed. The Company does not expect that the adoption of the measurement and recognition guidance of EITF Issue No. 03-1, as currently contemplated, will have a material impact on operating results and financial position.

CLEVELAND BIOLABS, INC.
NOTES TO FINANCIAL STATEMENTS (continued)

Note 3. Significant Alliances and Related Parties

The Cleveland Clinic Foundation

Effective July 2004, the Company entered into a strategic alliance with The Cleveland Clinic Foundation (CCF). Under the agreement, the Company received an exclusive license to use CCF licensed patents and CCF technology for the benefit of the Company for research and drug development. The Company has primary responsibility to fund all newly developed patents; however, CCF retains patent ownership on those contained in the agreement. The Company also has the responsibility to secure applicable regulatory approvals. In partial consideration of this agreement, in December 2004, the Company issued 1,341,000 shares of its common stock to CCF and recognized $2,250,000 as non-cash research and development expense in exchange for the stock. The calculation of this expense was premised in part, on an estimate of the Company’s value based on discussions in 2004 with potential investors, in which the Company was estimated to have a value of approximately $12,500,000. This valuation was reflected in an agreement between the Company and an investment bank dated September 30, 2004, which agreement set forth the terms on which the investment bank was to raise equity capital for the Company. In light of the preliminary nature of that estimate, the Company discounted that estimate to arrive at a valuation of $10,000,000.

CCF will receive milestone payments for each product developed with CCF technology as development passes through major developmental stages. In addition, the Company will pay CCF royalties and sublicense royalties as a percentage of net sales of all commercial products developed with CCF technology. No milestone payments, royalties or sublicense royalties have been paid through the year ended December 31, 2005.

The Company recognized $0, $105,000 and $75,000 in service revenues for the years ended December 31, 2005, 2004 and 2003, respectively, from CCF related to a high-throughput screening engagement. The Company also incurred $475,934, $51,129 and $0 in subcontract expense to CCF related to technology grants for the years ended December 31, 2005, 2004 and 2003, respectively. The balance remaining is $47,681 in accounts payable at December 31, 2005.

The Company also rented office and laboratory space from an entity related to CCF on a month to month basis through May of 2005. Rent to this entity related to CCF was $11,121, $32,400 and $0 in 2005, 2004 and 2003, respectively.

ChemBridge Corporation

In April 2004, ChemBridge Corporation acquired 357,600 shares of the Company’s common stock valued at $6,081 (subject to antidilution provisions for future equity issues) and holds warrants to purchase an additional 264,624 shares of the Company’s common stock for $1.13 per share. The warrants expire in April 2010. Under the agreement, ChemBridge has agreed to provide chemical technology and expertise for the benefit of the Company for research and drug development.

In April 2004, the Company entered into a chemical libraries license agreement with ChemBridge. Under the terms of the agreement, the Company has a non-exclusive worldwide license to use certain chemical compound libraries for drug research conducted on its own or in collaboration with others. In return, ChemBridge will receive royalty payments on any revenue received by the Company for all contracts, excluding CCF, in which the libraries are used. No revenues or royalties have been paid through the year ended December 31, 2005.

The Company also agrees to collaborate with ChemBridge on two optimization projects, wherein ChemBridge will have the responsibility of providing the chemistry compounds of the project and the Company will have the responsibility of providing the biological expertise. ChemBridge will retain a fifty percent ownership interest in two selected “confirmed hits” that make up the optimization projects.

CLEVELAND BIOLABS, INC.
NOTES TO FINANCIAL STATEMENTS (continued)

The parties will jointly manage the development and commercialization of any compounds arising from an optimization project. No “confirmed hits” have been selected during the year ended December 31, 2005.

In addition, in 2005, the Company paid Chembridge $3,913 for the purchase of chemical compounds in the normal course of business.

University of New South Wales

In June 2003, the Company entered into a three year collaborative research agreement with the University of New South Wales (UNSW) to utilize functional genomic technologies in an attempt to identify genes in childhood neuroblastoma as potential candidates for the future development of molecular-targeted gene therapy. Under this agreement, the Company will make monetary and in-kind contributions with the collaborative partner in connection with the project under terms of the agreement. In return, the Company co-owns resulting intellectual property and has a right to use this intellectual property royalty free for internal purposes. The collaborative parties agree to negotiate a license arrangement for commercial projects resulting from co-owned intellectual property. No collaborative intellectual property has been developed during the term of this agreement.

UNWS and two related parties to UNSW have advanced funds of $109,000 and $174,500 during the year ended December 31, 2004 to the Company in exchange for convertible promissory notes, which mature on October 18, 2007 and November 23, 2007, respectively. These balances remain on the balance sheet as of December 31, 2005 as long-term notes payable. During the year ended December 31, 2005 a party related to UNSW advanced $50,000 in exchange for a convertible promissory note which was subsequently converted into Series A Preferred Stock. In addition, the Company paid UNSW $25,011 and $30,303 for subcontracted research during the year ended December 31, 2005 and 2004, respectively.

Cooperative Research and Development Agreement

In August 2004, the Company entered into a five-year cooperative research and development agreement (CRADA) with the Uniformed Service University of the Health Sciences which includes the Armed Forces Radiobiology Research Institute (AFRRI); the Henry M. Jackson Foundation for the Advancement of Military Medicine, Inc.; and CCF to evaluate the companies’ radioprotective drug candidates and their effects on intracellular and extracellular signaling pathways. Under the terms of the agreement, all parties are financially responsible for their own expenses related to the agreement. The agreement may be unilaterally terminated by any party upon 30 days prior written notice.

Sunrise Securities Corp.

The Company engaged Sunrise Securities Corp. to act as the investment banker for the Private Placement Offering that took place in March 2005 and as a lead underwriter for an intended initial public offering in 2006. Sunrise Securities Corp. and parties related to Sunrise Securities Corp. are owners of both common and preferred shares of the Company as a result of the Private Placement Offering which took place in March of 2005. The Company also paid Sunrise Securities Corp. $75,000 as an initial retainer for underwriting work associated with the intended initial public offering.

Subcontractors

Three company stockholders received payments for subcontract/consulting services performed on certain grant awards and internal research and development. Two of these stockholders were subsequently hired by the Company during 2005 and the other continues to receive payments. Total subcontract expense made to these related parties amounted to $100,250, $77,250 and $17,500 for the years ended December 31, 2005, 2004 and 2003, respectively.

CLEVELAND BIOLABS, INC.
NOTES TO FINANCIAL STATEMENTS (continued)

Consultants

One company stockholder is receiving payment for consulting services performed related to business development. Total consultant expense made to this related party amounted to $49,000 for the year ended December 31, 2005.

Note 4. Stock Transactions

In June 2003, the Company was incorporated in the State of Delaware and the founders entered into restricted stock agreements effectively beginning the Company. The founders, their positions and number of shares purchased appear below. The total value assigned to these shares was $25,000 because at the time, without the involvement of ChemBridge or CCF, the probability of becoming a going concern was deemed to be small.

Name	Position	Number of Shares
Dr. Andrei Gudkov	Chief Scientific Officer	1,579,400
Dr. Michael Fonstein	Chief Executive Officer, President, Chairman of the Board	1,311,200
Dr. Yakov Kogan	Executive Vice President of Business Development, Secretary	715,200
Dr. Elena Feinstein	Executive Vice President of Research and Development	268,200
Dr. Veronika Vonstein	General Manager	119,200

In April 2004, Dr. George Stark entered into a restricted stock agreement for 208,600 shares of common stock, which fully vested at the time of issuance. As the transaction pre-dated ChemBridge’s investment, the Company was still valued at $25,000, and the value assigned to these shares was $1,287. He serves the Company as the Chairman of the Scientific Advisory Board.

In August 2004, after ChemBridge acquired its shares, the Company entered into restricted stock agreements with Dr. Vadim Krivokrysenko, Dr. Katerina Gurova and Dr. Michael Chernov for 50,660; 107,280; and 50,660 shares of common stock respectively. With ChemBridge’s investment, the Company deemed the probability of it becoming a going concern to have increased slightly and the Company was valued at a total of $75,000. The value assigned to these shares was $3,387. These stockholders provide the Company with molecular and cancer biology expertise and management of laboratory operations and drug discovery projects.

In August 2004, Dr. Veronika Vonstein sold all 119,200 of her shares back to the Company effectively terminating her relationship with the Company to pursue outside opportunities. In August 2004, Dr. Andrei Gudkov sold 29,800 shares back to the Company to maintain the proper percentage ownership as decided by the founders as a group.

In order to ensure that these stockholders continue their involvement in the Company, the stock will remain with the Company according to the following vesting schedule, except with respect to Dr. Stark (fully vested) and Dr. Gudkov:

Date	Percentage Vested To Stockholder

First Anniversary of Agreement	33.33%
Second Anniversary of Agreement	66.67%
Third Anniversary of Agreement	100.00%

CLEVELAND BIOLABS, INC.
NOTES TO FINANCIAL STATEMENTS (continued)

The vesting schedule with respect to Dr. Gudkov’s restricted stock is as follows:

Date	Percentage Vested To Stockholder

Signing of Agreement	25.00%
First Anniversary of Agreement	50.00%
Second Anniversary of Agreement	75.00%
Third Anniversary of Agreement	100.00%

At December 31, 2005, 2,711,800 and 1,549,600 shares are covered by these agreements, respectively.

In September 2004, the Company issued 29,800 warrants to Sunrise Securities Corp. and its designees at an exercise price of $2.00 per share which expire in March 2010. The warrants were issued to retain Sunrise Securities Corp. as an investment banker.

In March 2005, the Company issued 3,000,000 shares of Series A Participating Convertible Preferred Stock (Series A) for $6 million in gross proceeds. These shares are convertible into common stock on a one for one basis and earn a dividend of 6% payable biannually on February 1 and August 1 in cash or common stock. In conjunction with the issuance of the Series A shares, $50,000 of convertible notes held at December 31, 2004 and a $50,000 note issued February 3, 2005, including accrued interest, were converted into 51,219 shares of Series A preferred stock. The Company also issued 308,000 shares of common stock and 300,000 warrants to purchase 300,000 shares of common stock with an exercise price of $2.00 per share to Sunrise Securities Corp., the private placement agent, and its designees as partial consideration for their services rendered.

In March, 2005, the Company issued 10,000 stock options under a non-qualified stock option agreement to a consultant who works for the company on an ongoing basis. These options allow for the purchase of common stock at a price of $3.00 per share. These options have a thirteen month vesting schedule and expire on March 1, 2015. The value of the options is being recognized as consulting expense over the vesting period based on the Black-Scholes Option Pricing Model. $15,709 was recognized as consulting expense for 2005 under this option agreement.

In June 2005, the Company issued 294,240 stock options to various employees of the Company under a non-qualified stock option agreement. These options allow for the purchase of 190,000 shares of common stock at a price of $.66 and 104,240 shares of common stock at a price of $0.67 per share, respectively. These options have a three-year vesting schedule and expire on June 30, 2015. The value of the options is being recognized as compensation expense over the vesting period based on the Black-Scholes Option Pricing Model. $281,939 was recognized as compensation expense for 2005 under these option agreements.

In June 2005, the company issued fully vested options to purchase 59,600 shares of common stock under a non-qualified stock option agreement to an outside consultant who works for the company on an ongoing basis. These stock options were exercised at a price of $2.00 per share and the company recorded $119,200 in consulting fees as a result of the issuance of these stock options.

On August 1, 2005, the Company paid a stock dividend of 69,201 shares of common stock to holders of record of the outstanding Series A preferred stock.

In December 2005, the Company issued 20,000 stock options under a non-qualified stock option agreement to a consultant who works for the company on an ongoing basis. These options allow for the purchase of common stock at a price of $2.00 per share with a two-year vesting schedule and expire on November 30, 2015. The value of the options is being recognized as consulting expense over the vesting period based on the Black-Scholes Option Pricing Model. $12,601 was recognized as consulting expense for 2005 under this option agreement.

CLEVELAND BIOLABS, INC.
NOTES TO FINANCIAL STATEMENTS (continued)

As a condition of the issuance of the Series A preferred stock in March 2005, a provision exists that all holders of Series A preferred stock will receive an additional 2% of all preferred, common and warrants that each Series A preferred stockholder owns for each 30 day period that a delay occurs in a required transaction. These penalty shares, which may be unregistered, are not subject to compounding and prorating based on the number of days of delay. They are earned at the end of each 30-day penalty period. For 2005, three separate penalty periods occurred in which 180,000 shares of Series A preferred stock were earned at $360,000. In addition, 40,545 shares of common stock were earned totaling $81,125. The penalty shares were issued in January 2006. When penalty shares are earned, but not yet issued, Additional Paid in Capital is debited and a corresponding credit is made to Unissued Penalty Shares. When the penalty shares are issued, Unissued Penalty Shares is debited and both Additional Paid in Capital and Common or Preferred Stock (par value) is credited, as applicable. The entries are the same for common and preferred stock.

See Note 8 for further details on stock option agreements.

Note 5. Convertible Notes Payable
	2005	2004

Unsecured note to a research collaborator of the Company, bearing interest at 6% per annum, principal and interest due October 2007. Mandatory conversion into common stock upon an initial public offering of the Company at the fixed conversion price of $2.52 per share. Optional conversion into common stock or a new debt agreement depending on whether the Company raises additional capital through additional equity or debt. Upon the option conversion, the conversion amount will be converted into common stock at the new issue price per share or into a new debt instrument with a principal amount equal to the conversion amount.
	$109,000	$109,000

Unsecured note to stockholder, bearing interest at 5% per annum, principal and interest due May 2007. This note was converted into preferred stock in March 2005.	—	50,000

Two unsecured notes to a research collaborator of the Company, bearing interest at 6% per annum, principal and interest due November 2007. Mandatory conversion into common stock upon an initial public offering of the Company at the fixed conversion price of $2.52 per share. Optional conversion into common stock or a new debt agreement depending on whether the Company raises additional capital through additional equity or debt. Upon the optional conversion, the conversion amount will be converted into common stock at the new issue price per share or into a new debt instrument with a principal amount equal to the conversion amount.
	174,500	174,500
	$283,500	$333,500
Current portion	—	—
	283,500	333,500

Long-term accrued interest	19,574	4,019

	$303,074	$337,519

All the aforementioned convertible notes may be converted into common stock on their respective maturity dates at the option of the Company at the fixed conversion price.

Note 6. Income Taxes

The Company accounts for income taxes under SFAS No. 109, “Accounting for Income Taxes.” Significant components of the Company’s net deferred tax assets are shown below. A valuation allowance of $2,022,000 and $1,063,000 has been recognized at December 31, 2005 and 2004, respectively, to offset the deferred tax assets, as realization of such asset is uncertain. The increase in the valuation allowance of $959,000 between 2004 and 2005 results from additional losses.

CLEVELAND BIOLABS, INC.
NOTES TO FINANCIAL STATEMENTS (continued)

	2005	2004
Deferred tax asset
Net operating loss carryforwards	$1,897,000	$1,003,000
Deferred compensation	135,000	66,000
Loss on short term investments	7,000	—
Depreciation	(17,000)	(6,000)
	2,022,000	1,063,000
Valuation allowance	(2,022,000)	(1,063,000)

Net deferred tax asset	$—	$—

At December 31, 2005, the Company has Federal net operating loss carryforwards of approximately $4,742,432. The Federal net operating loss carryforwards will begin to expire in 2023 unless utilized. Net operating loss carryforwards and available credits are subject to review and possible adjustment by the Internal Revenue Service and may be limited in the event of certain changes in the ownership interest of significant stockholders.

Note 7. Other Balance Sheet Details

Available-For-Sale Cash Equivalents and Marketable Securities

Available-for-sale Marketable Securities consist of the following:

	Cost	Accrued Interest	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2005 - Current Marketable Securities	2,400,000	19,897		17,810	2,402,087

Available-for sale marketable securities consist of certificates of deposits with various commercial banks throughout the country. The unrealized gains and losses on these securities were primarily caused by recent changes in market interest rates. Because the Company has the ability and intent to hold these securities until a recovery of fair value, which may be at maturity, the Company does not consider these securities to be other than temporarily impaired as of December 31, 2005.

The Company considers investments with a maturity date of more than three months from the date of purchase to be short-term investments and has classified these securities as available-for-sale. Such investments are carried at fair value, with unrealized gains and losses included as accumulated other comprehensive income (loss) in stockholders’ equity. The cost of available-for-sale securities sold is determined based on the specific identification method.

As a result of changes in market interest rates on investment, the Company recognized unrealized losses of $17,810, $0, and $0 for the years ending December 31, 2005, 2004, and 2003 respectively. These losses were charged directly against Stockholders’ Equity as Other Comprehensive Income in the period incurred. The Company intends on holding these securities to maturity and views these unrealized losses as temporary in nature.

CLEVELAND BIOLABS, INC.
NOTES TO FINANCIAL STATEMENTS (continued)

Equipment

Equipment consists of the following:

	December 31,
	2005	2004
Laboratory Equipment	$225,997	$17,646
Computer Equipment	91,788	11,541
Furniture	40,158	—
	357,943	29,187
Less accumulated depreciation	(47,080)	(2,319)
	$310,863	$26,868

Note 8. Commitments

The Company currently has operating lease commitments in place for facilities in Cleveland, Ohio and Chicago, Illinois as well as office equipment. The Company recognizes rent expense on a straight-line basis over the term of the related operating leases. The operating lease expenses recognized were $112,967 and $18,900 in 2005 and 2004, respectively.

Annual future minimum lease payments under present lease commitments are as follows as of December 31, 2005. These future minimum payments have not been adjusted to reflect an inflation adjustment included into the lease for the Cleveland facilities based on the Gross Domestic Product Price Deflator.

Operating Leases
2006	$131,353
2007	115,901
2008	39,982
2009 and Beyond	—
$287,236

The Company has entered into nine stock option agreements with key employees and consultants with exercise prices ranging from $0.00 to $3.00. These awards were approved by the Board of Directors. Option grants beginning in 2005 vest ratably over periods ranging from zero to three years. The options expire ten years from the date of grant, subject to the terms applicable in the agreement. A list of the total stock options awarded and exercised appears below:

	Number of Options	Weighted Average Exercise Price
Outstanding at December 31, 2003	—	N/A
Granted	—	N/A
Exercised	—	N/A
Forfeited	—	N/A
Outstanding at December 31, 2004	—	N/A
Granted	383,840	$0.69
Exercised	59,600	N/A
Forfeited	—	N/A
Outstanding at December 31, 2005	324,240	$0.82

CLEVELAND BIOLABS, INC.
NOTES TO FINANCIAL STATEMENTS (continued)

The number of options and weighted average exercise price of options fully vested and exercisable for the years ending December 31, 2005, 2004, and 2003 were 83,560, 0 and 0 options at $0.88, $0 and $0 respectively. A table showing the number of options outstanding and exercisable (fully vested) appears below:

	Outstanding		Exercisable
Exercise Price	Number of Options	Weighted Average Years to Expiration	Number of Options
$0.66	190,000	9.50	47,500
0.67	104,240	9.50	26,060
2.00	20,000	9.92	5,000
3.00	10,000	9.17	5,000
Total	324,240		83,560

Note 9. Subsequent Events

On January 26, 2006 the Company issued the penalty shares in Note 4 along with one more thirty day 2% penalty. The total number of Series A preferred stock issued as a result of this penalty clause was 240,000 or $480,000. In addition, the penalty shares issued relative to common shares or common share equivalents were 54,060 common shares.

Commencing March 1, 2006, the Company has committed to a two year operating lease agreement for additional office and laboratory space adjacent to their current facilities in Cleveland, Ohio to accommodate the continued growth. The lease on this additional space is $27,366 per year.

Note 10. Commitments and Contingencies

The Company has entered into employment agreements with four key executives who if terminated by the Company without cause as described in these agreements, would be entitled to severance pay.

While no legal actions are currently pending, the Company may be party to certain claims brought against it arising from certain contractual matters. It is not possible to state the ultimate liability, if any, in these matters. In management’s opinion, the ultimate resolution of any such claim will not have a material adverse effect on the financial position of the Company.

CLEVELAND BIOLABS, INC.
BALANCE SHEET

June 30, 2006 (unaudited) and December 31, 2005

	June 30, 2006	December 31, 2005
	(unaudited)
ASSETS
CURRENT ASSETS
Cash and equivalents	$2,144	$1,206,462
Short-term investments	1,386,101	2,382,190
Accounts receivable:
Trade	—	—
Interest	6,099	37,035
Prepaid expenses - IPO	523,040	210,987
Other prepaid expenses	9,693	12,249
Deferred compensation	1,129	5,134
Total current assets	1,928,206	3,854,057

EQUIPMENT
Computer equipment	110,433	91,788
Lab equipment	315,235	225,997
Furniture	56,693	40,158
	482,361	357,943
Less accumulated depreciation	90,772	47,080
	391,589	310,863
OTHER ASSETS
Deferred compensation	188	752
Intellectual Property	89,897	76,357
Deposits	13,792	11,304
	103,877	88,413

TOTAL ASSETS	$2,423,672	$4,253,333

CLEVELAND BIOLABS, INC.
BALANCE SHEET (continued)

June 30, 2006 (unaudited) and December 31, 2005

	June 30, 2006	December 31, 2005
	(unaudited)
LIABILITIES AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES
Accounts payable:
Trade	$500,473	$264,783
Deferred revenue	121,403	100,293
Accrued expenses	42,244	28,579
Total current liabilities	644,121	393,655

LONG-TERM LIABILITIES
Convertible notes payable	312,015	303,074
Milestone payments	50,000	—
Total long-term liabilities	362,015	303,074

STOCKHOLDERS’ EQUITY
Series A convertible preferred stock, $.005 par value
Authorized - 10,000,000 shares
Issued and outstanding 3,351,219 and 3,051,219 shares at June 30, 2006 and December 31, 2005, respectively	16,756	15,256
Additional paid-in capital	5,291,385	4,932,885
Unissued shares - preferred stock	—	360,000
Common stock, $.005 par value
Authorized - 40,000,000 shares
Issued and outstanding 6,557,932 and 6,396,801 shares at June 30, 2006 and December 31, 2005, respectively	32,790	31,984
Additional paid-in capital	3,969,089	3,338,020
Unissued shares - common stock	—	81,125
Accumulated other comprehensive income (loss)	(13,899)	(17,810)
Accumulated deficit during the development stage	(7,898,584)	(5,184,856)
Total stockholders’ equity	1,397,536	3,556,604

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,423,672	$4,253,333

CLEVELAND BIOLABS, INC.
STATEMENT OF OPERATIONS

Three Months Ending June 30, 2006 and 2005 (unaudited)
Six Months Ending June 30, 2006 and 2005 (unaudited)

	Three Months Ending June 30, 2006	Three Months Ending June 30, 2005	Six Months Ending June 30, 2006	Six Months Ending June 30, 2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
REVENUES
Grant	$554,996	$66,668	$1,008,420	$178,656
Service	20,000	10,525	145,000	19,275
	574,996	77,193	1,153,420	197,931

OPERATING EXPENSES
Research and Development	1,558,117	417,794	3,060,480	660,587
Selling, general and administrative	305,782	208,151	658,681	371,680
Total operating expenses	1,863,899	625,945	3,719,161	1,032,267

LOSS FROM OPERATIONS	(1,288,903	(548,752))	(2,565,741)	(834,336)

OTHER INCOME
Interest Income	15,390	40,198	44,529	46,637

OTHER EXPENSE
Interest Expense	4,495	4,241	8,941	9,271

NET LOSS	$(1,278,008)	$(512,795)	$(2,530,153)	$(796,970)

DIVIDENDS ON CONVERTIBLE PREFERRED STOCK	(98,644	(91,286))	(162,800)	(107,336)

NET LOSS AVAILABLE TO COMMON SHAREHOLDERS	$(1,376,652)	$(604,080)	$(2,692,953)	$(904,306)

NET LOSS AVAILABLE TO COMMON SHAREHOLDERS PER SHARE OF COMMON STOCK - BASIC AND DILUTED	$(0.21)	$(0.10)	$(0.41)	$(0.15)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN CALCULATING NET LOSS PER SHARE, BASIC AND DILUTED
(AFTER RETROACTIVE 596 TO 1 STOCK SPLIT)	6,544,150	6,268,000	6,519,913	6,143,484

CLEVELAND BIOLABS, INC.
STATEMENTS OF CASH FLOWS

Six Months Ending June 30, 2006 and 2005 (unaudited)

	June 30, 2006	June 30, 2005
	(unaudited)	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(2,530,153)	$(796,970)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation	43,692	11,665
Noncash interest expense	8,941	6,832
Noncash salaries and consulting expense	367,197	—
Deferred compensation	4,569	(165,000)
Research and development	—	—
Changes in operating assets and liabilities:
Accounts receivable - trade	—	175,013
Accounts receivable - interest	13,798	—
Other prepaid expenses	2,556	(46,136)
Deposits	(2,488)	(4,501)
Accounts payable	235,690	10,511
Deferred revenue	21,110	—
Accrued expenses	13,666	(32,504)
Milestone payments	50,000	—
Total adjustments	758,730	(44,120)
Net cash used in operating activities	$(1,771,423)	$(841,090)

CASH FLOWS FROM INVESTING ACTIVITIES
Sale (purchase) of short-term investments	1,000,000	—
Purchase of equipment	(124,418)	(264,799)
Costs of patents pending	(13,540)	—
Net cash provided by (used in) investing activities	$862,042	$(264,799)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of preferred stock	—	6,000,000
Financing costs	(312,053)	(109,330)
Dividends	(23)	—
Issuance of common stock	—	—
Proceeds from convertible notes payable	—	(50,000)
Net cash provided by (used in) financing activities	$(312,076)	$5,840,670

CLEVELAND BIOLABS, INC.
STATEMENTS OF CASH FLOWS (continued)

Six Months Ending June 30, 2006 and 2005 (unaudited)

	June 30, 2006	June 30, 2005
	(unaudited)	(unaudited)

NET INCREASE IN CASH AND EQUIVALENTS	$(1,221,456)	$4,734,781

CASH AND EQUIVALENTS AT BEGINNING OF PERIOD	1,223,600	94,741

CASH AND EQUIVALENTS AT END OF PERIOD	$2,144	$4,829,523

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$—	$—
Income taxes	—	—

2006
Supplemental schedule of noncash financing activities:	(unaudited)
Issuance of stock options to employees and consultants	$367,197
Issuance of common stock dividend to preferred shareholders (91,776 shares issued)	$183,552

2005

Common stock issued (308,000 shares) as financing fees on issuance of preferred shares	$589,662
Conversion of notes payable and accrued interest to preferred stock	$102,438

CLEVELAND BIOLABS, INC.
STATEMENTS OF STOCKHOLDERS’ EQUITY
Period from June 5, 2003 (Date of Inception) to December 31, 2005 and June 30, 2006 (unaudited)

	Stockholders’ Deficit
	Common Stock
	Shares	Amount	Additional Paid-in Capital	Penalty Shares

Balance at June 5, 2003	—	$—	$—	$—
Issuance of shares	3,993,200	19,966	5,034	—
Net loss	—	—	—	—

Balance at December 31, 2003	3,993,200	19,966	5,034	—
Issuance of shares	1,966,800	9,834	2,250,920	—
Net loss	—	—	—	—

Balance at December 31, 2004	5,960,000	29,800	2,255,954	—
Issuance of shares - Series A financing	308,000	1,540	588,122	—
Issuance of shares - stock dividend	69,201	346	138,056	—
Issuance of options (383,840 options issued, 324,240 outstanding)			318,111
Exercise of options (59,600 options exercised)	59,600	298	118,902	—
Unrealized loss on investments			—	—
Accrued unissued shares	—	—	(81,125)	81,125
Net loss	—	—	—	—

Balance at December 31, 2005	6,396,801	31,984	3,338,020	81,125
Issuance of shares - previously accrued penalty shares (unaudited)	54,060	270	80,855	(81,125)
Issuance of shares - stock dividend (unaudited)	91,776	459	183,093	—
Issuance of penalty shares (unaudited)	15,295	76	(76)	—
Compensation for stock options (unaudited)	—	—	367,197	—
Unrealized loss on investments (unaudited)	—	—	—	—
Net loss (unaudited)	—	—	—	—

Balance at June 30, 2006 (unaudited)	6,557,932	$32,790	$3,969,089	$—

CLEVELAND BIOLABS, INC.
STATEMENTS OF STOCKHOLDERS’ EQUITY

Period from June 5, 2003 (Date of Inception) to December 31, 2005 and June 30, 2006 (unaudited)

	Stockholders’ Deficit
	Preferred Stock
	Shares	Amount	Additional Paid-in Capital	Penalty Shares	Other Comprehensive Loss	Accumulated Deficit	Total

Balance at June 5, 2003	—	$—	$—	$—	$—	$—	$—
Issuance of shares	—	—	—	—	—	—	25,000
Net loss	—	—	—	—	—	(136,826)	(136,826)

Balance at December 31, 2003	—	—	—	—	—	(136,826)	(111,826)
Issuance of shares	—	—	—	—	—	—	2,260,754
Net loss	—	—	—	—	—	(2,523,142)	(2,523,142)

Balance at December 31, 2004	—	—	—	—	—	(2,659,968)	(374,214)
Issuance of shares - Series A financing	3,051,219	15,256	5,292,885	—	—	—	5,897,803
Issuance of shares - stock dividend	—	—	—	—	—	(138,433)	(31)
Issuance of options (383,840 options issued, 324,240 outstanding)							318,111
Exercise of options (59,600 options exercised)	—	—	—	—	—	—	119,200
Unrealized loss on investments	—	—	—	—	(17,810)	—	(17,810)
Accrued unissued shares			(360,000)	360,000	—	—	—
Net loss	—	—	—	—	—	(2,386,455)	(2,386,455)

Balance at December 31, 2005	3,051,219	15,256	4,932,885	360,000	(17,810)	(5,184,856)	3,556,604
Issuance of shares - previously accrued penalty shares (unaudited)	240,000	1,200	358,800	(360,000)	—	—	—
Issuance of shares - stock dividend (unaudited)	—	—	—	—	—	(183,575)	(23)
Issuance of penalty shares (unaudited)	60,000	300	(300)	—	—	—	—
Compensation for stock options (unaudited)	—	—	—	—	—	—	367,197
Unrealized loss on investments (unaudited)	—	—	—	—	3,911	—	3,911
Net loss (unaudited)	—	—	—	—	—	(2,530,153)	(2,530,153)

Balance at June 30, 2006 (unaudited)	3,351,219	$16,756	$5,291,385	$—	$(13,899)	$(7,898,584)	$1,397,537

CLEVELAND BIOLABS, INC.
NOTES TO UNAUDITED FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

A.
Basis of the Information - The information at June 30, 2006 and June 30, 2005, and for the quarter ended and six-month period ended June 30, 2006 and June 30, 2005, is unaudited. In the opinion of management, these financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results for the interim periods presented. Interim results are not necessarily indicative of results for a full year. These financial statements should be read in conjunction with Cleveland BioLabs, Inc.’s (“CBL” or the “Company”) accompanying audited financial statements for the year ended December 31, 2005.

B.
Use of Estimates - The preparation of these unaudited financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience and on various other assumptions that the Company believes to be reasonable under these circumstances. Actual results could differ from those estimates.

C.
Equipment - Equipment is stated at cost and depreciated over the estimated useful lives of the assets (generally five years) using the straight-line method. Leasehold improvements are depreciated on the straight-line method over the shorter of the lease term or the estimated useful lives of the assets. Expenditures for maintenance and repairs are charged to expense as incurred. Major expenditures for renewals and betterments are capitalized and depreciated. Depreciation expense was $23,451 and $10,018 for the quarters ended June 30, 2006 and 2005, respectively. Depreciation expense was $43,692 and $11,665 for the six months ended June 30, 2006 and 2005, respectively.

D.
Intellectual Property - As a result of ongoing research and development efforts, there have been additional capitalized costs since December 31, 2005 associated with the preparation, filing, and maintenance of certain intellectual property rights. Gross capitalized patents pending costs are $80,838 on behalf of The Cleveland Clinic Foundation (“CCF”) for 12 patent applications as of June 30, 2006. All of the 12 CCF patent applications are still pending approval. The Company also has submitted two patent applications as a result of intellectual property exclusively developed and owned by the Company. Gross capitalized patents pending costs were $9,059 for these two patent applications as of June 30, 2006. These patent applications are still pending approval. If the patent applications are approved, costs paid by the Company associated with the preparation, filing, and maintenance of the patents will be amortized on a straight-line basis over the shorter of 17 years or the anticipated useful life of the patent. If the patent applications are not approved, the costs associated with the preparation and filing of the patent application will be expensed as part of selling, general and administrative expenses at that time.

E.
Working Capital Line of Credit - To more effectively match short-term investment maturities with cash flow requirements, the Company has obtained a working capital line of credit which is fully secured by the short-term investments. This fully secured working capital line of credit has a rate of Prime minus 1%, a maturity of one year, and a borrowing limit of $500,000. At June 30, 2006 there were no outstanding borrowings under this credit facility.

F.
Stock-Based Compensation - The FASB issued SFAS No. 123 (revised December 2004), Share Based Payment, which is a revision of SFAS No. 123 Accounting for Stock-Based Compensation. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values. The Company values employee stock based compensation under the provisions of SFAS 123(R) and related interpretations.

CLEVELAND BIOLABS, INC.
NOTES TO UNAUDITED FINANCIAL STATEMENTS

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model. The assumptions used to calculate the fair value of options granted are evaluated and revised, as necessary, to reflect the Company’s experience. Compensation expense is recognized using the straight-line amortization method for all stock-based awards.

On March 1, 2006, the Company granted 116,750 options pursuant to stock award agreements. For the quarter ended June 30, 2006 the Company recognized $117,939 in compensation expense and $16,226 in consulting expense for options issued in 2006 and in 2005. For the six-months ended June 30, 2006 the Company recognized $367,197 in compensation and consulting expense for options issued in 2006 and 2005.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuations models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in subjective input assumptions can materially affect the fair value estimate, in management’s opinion the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s options.

The weighted average, estimated fair values of stock options granted during the six-month period ended June 30, 2006 was $4.50.

The following tables summarize the stock option activity for the six-months ended June 30, 2006 and 2005.

	Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term (in Years)

Outstanding, December 31, 2005	324,240	$0.82
Granted, March 1, 2006	116,750	4.50
Exercised	—	—
Forfeited, Canceled	—	—
Outstanding, June 30, 2006	440,990	1.79	9.19
Exercisable, June 30, 2006	195,058	$1.87	9.10

CLEVELAND BIOLABS, INC.
NOTES TO UNAUDITED FINANCIAL STATEMENTS

	Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term (in Years)

Outstanding, December 31, 2004	—	$—
Granted	10,000	3.00
Exercised	—	—
Forfeited, Canceled	—	—
Outstanding, June 30, 2005	10,000	$3.00	9.67
Exercisable June 30, 2005	5,000	$3.00	9.67

Note 2. Stock Transactions

As a condition of the issuance of the Series A preferred stock in March 2005, a provision exists that all holders of Series A preferred stock will receive an additional 2% of all preferred stock, common stock and warrants that each Series A preferred stockholder owns for each 30 day period that a delay occurs in a required transaction. These penalty shares are not subject to compounding and prorating based on the number of days of delay. They are earned at the end of each 30-day penalty period. For the first quarter of 2006, one penalty period occurred in which 60,000 shares of Series A preferred stock were earned at $120,000. In addition, 13,515 shares of common stock were earned at $27,030. The penalty shares were issued in January 2006.

Pursuant to an Amendment to the Series A Rights Agreement, dated as of February 17, 2006, the Company’s obligation to issue penalty shares was suspended for a period of 70 days, subject to a one-time 45-day extension, while the Company’s registration statement was being reviewed by the SEC. On June 21, 2006, after the expiration of the 115-day extension and an additional 30 day period, the Company incurred one additional penalty period in which 60,000 shares of Series A preferred stock were earned at $120,000. In addition, 15,295 shares of common stock were earned at $30,590. These penalty shares have been earned and issued as of June 30, 2006.

On February 1, 2006, the Company paid a common stock dividend of 91,776 shares to holders of the Preferred Stock issuance to satisfy the dividend requirement of the preferred stock issuance.

Note 3.  Net Loss per Share

Basic and diluted net loss per share has been computed using the weighted-average number of shares of common stock outstanding during the period.

CLEVELAND BIOLABS, INC.
NOTES TO UNAUDITED FINANCIAL STATEMENTS

The following table presents the calculation of basic and diluted net loss per share:

	Quarter Ended	Quarter Ended	Six-Months Ended	Six-Months Ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005

Net loss available to common shareholders	$(1,376,652)	$(604,080)	$(2,692,953)	$(904,306)

Net loss per share, basic and diluted	$(.21)	$(10)	$(.41)	$(.15)

Weighted-average shares used in computing	6,544,150	6,268,000	6,519,913	6,143,484

The Company has included $98,644 and $91,286 in the numerator for the quarter ended June 30, 2006 and 2005, respectively, to account for cumulative dividends for Series A preferred stock that were either paid or accrued throughout the period. The Company has included $162,484 and $107,336 in the numerator for the six months ended June 30, 2006 and 2005, respectively, to account for cumulative dividends that were either paid or accrued throughout the period.

The Company has excluded all outstanding warrants, options and shares of Series A preferred stock from the calculation of diluted net loss per share because all such securities are antidilutive for all applicable periods presented. The total number of shares excluded from the calculations of diluted net loss per share, prior to application of the treasury stock method for warrants, was 594,424 for the six months and quarter ended June 30, 2006 and 2005. Such securities, had they been dilutive, would have been included in the computation of diluted earnings per share.

The total number of shares excluded from the calculations of diluted net loss per share, prior to the application of the treasury stock method for options, was 440,990 and 10,000 for the six-months and quarter ended June 30, 2006 and 2005, respectively. Such securities, had they been dilutive, would have been included in the computation of diluted earnings per share.

Note 4. Commitments and Contingencies

The Company has entered into various agreements with third parties and certain related parties in connection with the research and development activities of its existing product candidates as well as discovery efforts on potential new product candidates. These agreements include costs for research and development and license agreements that represent the Company’s fixed obligations payable to sponsor research and minimum royalty payments for licensed patents. These amounts do not include any additional amounts that the Company may be required to pay under its license agreements upon the achievement of scientific, regulatory and commercial milestones that may become payable depending on the progress of scientific development and regulatory approvals, including milestones such as the submission of an investigational new drug application to the U.S. Food and Drug Administration, or FDA, similar submissions to foreign regulatory authorities and the first commercial sale of the Company’s products in various countries. These agreements include costs related to manufacturing, clinical trials and preclinical studies performed by third parties.

The Company is also party to a number of agreements that require it to make milestone payments, royalties on net sales of the Company’s products and payments on sublicense income received by the Company.

CLEVELAND BIOLABS, INC.
NOTES TO UNAUDITED FINANCIAL STATEMENTS

From time to time, the Company may have certain contingent liabilities that arise in the ordinary course of business. The Company accrues for liabilities when it is probable that future expenditures will be made and such expenditures can be reasonably estimated. For all periods presented, the Company is not a party to any pending material litigation or other material legal proceedings.

The Company currently has operating lease commitments in place for facilities in Cleveland, Ohio and Chicago, Illinois as well as office equipment. The Company recognizes rent expense on a straight-line basis over the term of the related operating leases. The operating lease expenses recognized were $112,967 and $18,900 in 2005 and 2004, respectively. The Company recognized $39,216 and $13,758 in operating lease expenses for the quarter ended June 30, 2006 and 2005, and $71,836 and $22,098 for the six months ended June 30, 2006 and 2005, respectively.

Annual future minimum lease payments under present lease commitments are as follows as of June 30, 2006. These future minimum payments have not been adjusted to reflect an inflation adjustment included into the lease for the Cleveland facilities based on the Gross Domestic Product Price Deflator.

Operating Leases

2006 balance of year	$78,453
2007	115,901
2008	39,982
2009 and Beyond	—
$234,336

The Company has entered into stock option agreements with key employees and consultants with exercise prices ranging from $0.00 to $4.50. These awards were approved by the Board of Directors. Option grants beginning in 2005 vest ratably over periods ranging from zero to three years. The options expire ten years from the date of grant, subject to the terms applicable in the agreement. A list of the total stock options awarded and exercised appears below:

	Number of Options	Weighted Average Exercise Price

Outstanding at December 31, 2003	—	N/A
Granted	—	N/A
Exercised	—	N/A
Forfeited	—	N/A
Outstanding at December 31, 2004	—	N/A
Granted	383,840	$0.69
Exercised	59,600	N/A
Forfeited	—	N/A
Outstanding at December 31, 2005	324,240	$0.82
Granted	116,750	$4.50
Exercised	—	N/A
Forfeited	—	N/A
Outstanding at June 30, 2006	440,990	$1.79

CLEVELAND BIOLABS, INC.
NOTES TO UNAUDITED FINANCIAL STATEMENTS

The number of options and weighted average exercise price of options fully vested and exercisable for the years ending December 31, 2005, 2004, and 2003 were 83,560, 0 and 0 options at $0.88, $0 and $0 respectively. A table showing the number of options outstanding and exercisable (fully vested) appears below:

	Outstanding		Exercisable
Exercise Price	Number of Options	Weighted Average Years to Expiration	Number of Options

$0.66	190,000	9.00	95,000
0.67	104,240	9.00	52,120
2.00	20,000	9.42	8,750
3.00	10,000	8.67	10,000
4.50	116,750	9.67	29,188
Total	440,990	9.19	195,058

The Company has entered into employment agreements with four key executives who if terminated by the Company without cause as described in these agreements, would be entitled to severance pay.

While no legal actions are currently pending, the Company may be party to certain claims brought against it arising from certain contractual matters. It is not possible to state the ultimate liability, if any, in these matters. In management’s opinion, the ultimate resolution of any such claim will not have a material adverse effect on the financial position of the Company.

Note 5.  Subsequent Events

On July 17, 2006, the Company was notified of a Phase II grant award of $750,000 from the National Institutes of Health to continue research in the area of anticancer drug development. .

On July 20, 2006, the Company sold 1,700,000 shares of common stock under an initial public offering at $6.00 per share. The net proceeds from this offering are approximately $9,000,000. Beginning July 21, 2006, the Company’s shares were quoted on the Nasdaq Capital Market and listed on the Boston Stock Exchange under the symbols “CBLI” and “CFB” respectively. The underwriters have a 45-day option to purchase up to an additional 255,000 shares from the Company at the initial public offering price less the underwriting discount. In connection with its initial public offering, the Company issued warrants to purchase 170,000 shares of common stock to the underwriters and their designees. The warrants have an exercise price of $8.70 per share.

On July 20, 2006, the effective date of the Company’s initial public offering, the Company issued 92,407 shares of common stock as accumulated dividends to the Series A preferred stockholders, issued 124,206 shares of common stock upon the automatic conversion notes in the principal amount of $283,500 plus accrued interest, and issued options to purchase 15,000 shares of common stock with an exercise price of $6.00 per share to each of the Company’s three new independent directors.

4,453,601 Shares

CLEVELAND BIOLABS, INC.

Common Stock, $0.005 Par Value

PROSPECTUS

________________, 2006

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses. All amounts are estimates except the SEC registration fee.

SEC registration fee		$2,278
Blue Sky Expenses	$
Printing and engraving expenses	$
Legal fees and expenses	$
Accounting fees and expenses	$
Transfer agent and registrar’s fees and expenses	$
Miscellaneous expense	$
Total	$

INDEMNIFICATION

Section 102 of the General Corporation Law of the State of Delaware (the “DGCL”) allows a corporation to eliminate the personal liability of directors to a corporation or its stockholders for monetary damages for a breach of a fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware corporate law or obtained an improper personal benefit. As permitted by Section 102(b)(7) of the DGCL, CBL’s Certificate of Incorporation contains a provision eliminating the personal liability of a director to CBL or its stockholders to the fullest extent permitted by the DGCL .

Section 145 of the DGCL empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. A Delaware corporation may indemnify directors, officers, employees and other agents of such corporation in an action by or in the right of a corporation under the same conditions against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense and settlement of such action or suit, except that no indemnification is permitted without judicial approval if the person to be indemnified has been adjudged to be liable to the corporation. Where a present or former director or officer of the corporation is successful on the merits or otherwise in the defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein, the corporation must indemnify such person against the expenses (including attorneys’ fees) which he or she actually and reasonably incurred in connection therewith. CBL’s Certificate of Incorporation contains provisions that provide for indemnification of officers and directors and each person who is or was serving at the request of CBL as a director, officer, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise to the full extent permitted by the DGCL.

Section 174 of the DGCL provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered into the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

CBL maintains, at its expense, a policy of insurance which insures its directors and officers, subject to exclusions and deductions as are usual in these kinds of insurance policies, against specified liabilities which may be incurred in those capacities.

RECENT SALES OF UNREGISTERED SECURITIES

Since our inception in June 2003, we have issued unregistered securities to the persons, as described below. None of these transactions involved any underwriters, underwriting discounts or commissions, except as specified below, or any public offering, and we believe that each transaction was exempt from the registration requirements of the Securities Act of 1933 by virtue of Section 4(2) thereof and/or Regulation D promulgated thereunder. All recipients had adequate access, though their relationships with us or through a disclosure document, to information about us.

In connection with our formation, we issued 4,410,400 shares of restricted common stock to nine of our officers, directors and stockholders. Of this amount, 149,000 shares of restricted common stock have been sold back to us. We also issued to the Cleveland Clinic 1,341,000 shares of common stock, and to ChemBridge Corporation 357,600 shares of restricted common stock along with warrants to purchase 264,624 shares of common stock.

On September 30, 2004, we issued warrants to purchase 29,800 shares of common stock to Sunrise Securities Corp. and its designees pursuant to an investment banking agreement.

We issued on March 15, 2005 and March 28, 2005, pursuant to the closing of the Series A Preferred Stock financing, 3,000,000 shares of our Series A Preferred Stock to 29 different purchasers at a price of $2.00 per share, raising a total of $6 million, on March 15, 2005 and March 28, 2005, we also issued 308,000 shares of common stock to nine individuals and entities related to Sunrise Securities Corp. and warrants to purchase 300,000 shares of common stock to 10 individuals and entities related to Sunrise Securities Corp. both for consideration for services rendered by Sunrise Securities Corp. as placement agent in the Series A Preferred Stock financing.

From March 2005 to March 2006, we issued to 25 employees and third party consultants outstanding options to purchase 500,590 shares of common stock with exercise prices ranging from $0 to $4.50 per share.

We also issued in March 2005, pursuant to the conversion of $102,438 principal amount of outstanding promissory notes, 51,219 shares of Series A Preferred Stock to two investors.

On August 1, 2005, payment of the first part of the accrued dividends on the Series A Preferred Stock were made in the form of 69,201 shares of common stock to 31 holders of the Series A Preferred Stock. On February 1, 2006, we issued 91,776 shares of common stock as accrued dividends on the Series A Preferred Stock to the same preferred stockholders. On July 20, 2006, we issued 92,407 shares of common stock as accrued dividends on the Series A Preferred Stock.

On September 30, 2005, we issued 59,600 shares of common stock to an outside consultant upon the exercise of a fully vested stock option.

On January 27, 2006, we issued 240,000 shares of Series A Preferred Stock to 29 holders of the Series A Preferred Stock and 54,060 shares of common stock to 33 holders of our common and preferred stock in connection with certain provisions of the Series A Rights Agreement dated as of March 15, 2005.

On June 21, 2006, we issued 60,000 shares of Series A Preferred Stock to 29 holders of the Series A Preferred Stock and 15,295 shares of common stock to 33 holders of our common and preferred stock in connection with certain provisions of the Series A Rights Agreement dated as of March 15, 2005, as amended February 17, 2006.

On July 20, 2006, the effective date of our initial public offering, we issued 124,206 shares of common stock to three convertible note holders upon the automatic conversion of notes in the principal amount of $283,500 plus accrued interest.

On July 20, 2006, we issued warrants to purchase 170,000 shares of common stock to Sunrise Securities Corp., Roth Capital Partners, LLC and their designees.

On July 20, 2006, we issued options to purchase an aggregate of 45,000 shares of common stock with an exercise price of $6.00 per share to our three new independent directors.

On July 27, 2006, we issued 625 shares of common stock to an employee upon the exercise of a stock option, which was partially vested.

EXHIBITS

Exhibit Number	Description of Exhibit
3.1***	Certificate of Incorporation filed with the Secretary of State of Delaware on June 5, 2003
3.2***	Certificate of Amendment of Certificate of Incorporation filed with the Secretary of State of Delaware on February 25, 2005
3.3***	Certificate of Designation of Series A Participating Convertible Preferred Stock filed with the Secretary of State of Delaware on March 8, 2005
3.4***
Certificate of Correction filed to correct a certain error in the Certificate of Designation of Series A Participating Convertible Preferred Stock filed with the Secretary of State of Delaware on March 9, 2005

3.5***	Second Certificate of Amendment of Certificate of Incorporation filed with the Secretary of State of Delaware on June 30, 2006
3.6***	Amended and Restated By-Laws
4.1*	Form of Specimen Common Stock Certificate
4.2*	Form of Warrants issued to designees of Sunrise Securities Corp., dated March 2005
4.3***	Form of Warrants issued to underwriters
4.4*	Warrant to Purchase Common Stock issued to ChemBridge Corporation, dated April 27, 2004
5.1+	Opinion of Katten Muchin Rosenman LLP
10.1*	Collaborative Research Agreement by and between The University of New South Wales and Cleveland BioLabs, Inc., dated as of June 23, 2003
10.2*	Restricted Stock Agreement between Cleveland BioLabs, Inc. and Michael Fonstein, dated as of July 5, 2003
10.3*	Restricted Stock Agreement between Cleveland BioLabs, Inc. and Yakov Kogan, dated as of July 5, 2003
10.4*	Restricted Stock Agreement between Cleveland BioLabs, Inc. and Andrei Gudkov, dated as of July 5, 2003
10.5*	Library Access Agreement by and between ChemBridge Corporation and Cleveland BioLabs, Inc., effective as of April 27, 2004
10.6*	Restricted Stock and Investor Rights Agreement between Cleveland BioLabs, Inc. and ChemBridge Corporation, dated as of April 27, 2004
10.7*	Common Stockholders Agreement by and among Cleveland BioLabs, Inc. and the stockholders named therein, dated as of July 1, 2004
10.8*	Exclusive License Agreement by and between The Cleveland Clinic Foundation and Cleveland BioLabs, Inc., effective as of July 1, 2004
10.9*	Employment Agreement by and between Cleveland BioLabs, Inc. and Dr. Michael Fonstein, dated August 1, 2004
10.10*	Employment Agreement by and between Cleveland BioLabs, Inc. and Dr. Yakov Kogan, dated August 1, 2004
10.11*	Consulting Agreement between Cleveland BioLabs, Inc. and Dr. Andrei Gudkov, dated August 1, 2004
10.12**
Cooperative Research and Development Agreement by and between the Uniformed Services University of the Health Sciences, the Henry M. Jackson Foundation for the Advancement of Military Medicine, Inc., the Cleveland Clinic Foundation, and Cleveland BioLabs, Inc., dated as of August 1, 2004

10.13*	Convertible Promissory Note of Cleveland BioLabs, Inc. to Children’s Cancer Institute Australia for Medical Research, dated October 18, 2004
10.14*	Convertible Promissory Note of Cleveland BioLabs, Inc. to Paul Haber & Michelle Haber ATF Haber Family Trust, dated November 23, 2004
10.15*	Convertible Promissory Note of Cleveland BioLabs, Inc. to Haber Norris Pty Ltd ATF Haber Norris Superannuation Fund, dated November 23, 2004
10.16*	Form of Stock Purchase Agreement between Cleveland BioLabs, Inc. and the Purchasers party thereto, dated as of March 15, 2005
10.17*	Form of Series A Rights Agreement by and among Cleveland BioLabs, Inc. and the parties thereto, dated as of March 15, 2005

EXHIBITS

Exhibit Number	Description of Exhibit

10.18*	Employment Agreement by and between Cleveland BioLabs, Inc. and Dr. Elena Feinstein, dated June 1, 2005
10.19*	Employment Agreement by and between Cleveland BioLabs, Inc. and Dr. Farrel Fort, dated June 1, 2005
10.20*	Amendment to Employment Agreement by and between Cleveland BioLabs, Inc. and Dr. Farrel Fort, dated September 30, 2005
10.21*	Amendment to Consulting Agreement between Cleveland BioLabs, Inc. and Dr. Andrei Gudkov, dated as of January 23, 2006
10.22*	Amendment to Restricted Stock Agreement between Cleveland BioLabs, Inc. and Michael Fonstein, dated as of January 23, 2006
10.23*	Amendment to Restricted Stock Agreement between Cleveland BioLabs, Inc. and Yakov Kogan, dated as of January 23, 2006
10.24*	Amendment to Restricted Stock Agreement between Cleveland BioLabs, Inc. and Andrei Gudkov, dated as of January 23, 2006
10.25*	Amendment to Common Stockholders Agreement by and among Cleveland BioLabs, Inc. and the parties thereto, dated as of January 26, 2006
10.26*	Form of Amendment to Series A Rights Agreement by and among Cleveland BioLabs, Inc. and the parties thereto, dated as of February 17, 2006
10.27***	2006 Equity Incentive Plan
16.1*	Letter on change in certifying accountant
23.1	Consent of Meaden & Moore, Ltd.
23.2+	Consent of Katten Muchin Rosenman LLP (included in Exhibit 5.1)
24.1	Power of Attorney

*	Filed in connection with Amendment No. 1 to Registration Statement on Form SB-2 (No. 333-131918) as filed on April 25, 2006.
**	Filed in connection with Amendment No. 2 to Registration Statement on Form SB-2 (No. 333-131918) as filed on May 31, 2006.
***	Filed in connection with Amendment No. 3 to Registration Statement on Form SB-2 (No. 333-131918) as filed on July 10, 2006.
+	To be filed by amendment.

UNDERTAKINGS

The undersigned registrant hereby undertakes that it will:

(1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i) Include any prospectus required by section 10(a)(3) of the Securities Act;

(ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) Include any additional or changed material information on the plan of distribution.

(2) For determining any liability under the Securities Act of 1933, treat each post-effective amendment as a new registration statement to the securities offered in the U.S., and the offering of the securities at that time as the initial bona fide offering of those securities.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

Insofar as indemnification by the undersigned small business issuer for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Cleveland, Cuyahoga County, State of Ohio, on the 25th day of August, 2006.

CLEVELAND BIOLABS, INC.

By:	/s/ Michael Fonstein
Michael Fonstein Chief Executive Officer and President

POWER OF ATTORNEY

We, the undersigned directors and officers of Cleveland BioLabs, Inc., a Delaware corporation, do hereby constitute and appoint Michael Fonstein and John A. Marhofer Jr., and each of them, our true and lawful attorney-in-fact and agent, to do any and all acts and things in our names and on our behalf in our capacities as directors and officers and to execute any and all instruments for us and in our name in the capacities indicated below, which said attorney and agent may deem necessary or advisable to enable said Registrant to comply with the Securities Act of 1933 and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with the registration statements, or any registration statement for this offering that is to be effective upon filing pursuant to Rule 462 under the Securities Act of 1933, including specifically, but without limitation, power and authority to sign for us or any of us in our names in the capacities indicated below, any and all amendments (including post-effective amendments) hereof; and we do hereby ratify and confirm all that said attorneys and agents shall do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated and on the dates indicated below:.

Signature	Title	Date

/s/ Michael Fonstein	Chief Executive Officer, President and Director (Principal Executive Officer)	August 25, 2006
Michael Fonstein

/s/ John A. Marhofer Jr.	Chief Financial Officer (Principal Financial and Accounting Officer)	August 25, 2006
John A. Marhofer Jr.

/s/ James Antal	Director	August 25, 2006
James Antal

/s/ Paul DiCorleto	Director	August 25, 2006
Paul DiCorleto

/s/ Andrei Gudkov	Chief Scientific Officer and Director	August 25, 2006
Andrei Gudkov

/s/ Bernard L. Kasten	Director	August 25, 2006
Bernard L. Kasten

/s/ Yakov Kogan	Executive Vice President and Director	August 25, 2006
Yakov Kogan

/s/ H. Daniel Perez	Director	August 25, 2006
H. Daniel Perez

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
3.1***	Certificate of Incorporation filed with the Secretary of State of Delaware on June 5, 2003
3.2***	Certificate of Amendment of Certificate of Incorporation filed with the Secretary of State of Delaware on February 25, 2005
3.3***	Certificate of Designation of Series A Participating Convertible Preferred Stock filed with the Secretary of State of Delaware on March 8, 2005
3.4***
Certificate of Correction filed to correct a certain error in the Certificate of Designation of Series A Participating Convertible Preferred Stock filed with the Secretary of State of Delaware on March 9, 2005

3.5***	Second Certificate of Amendment of Certificate of Incorporation filed with the Secretary of State of Delaware on June 30, 2006
3.6***	Amended and Restated By-Laws
4.1*	Form of Specimen Common Stock Certificate
4.2*	Form of Warrants issued to designees of Sunrise Securities Corp., dated March 2005
4.3***	Form of Warrants issued to underwriters
4.4*	Warrant to Purchase Common Stock issued to ChemBridge Corporation, dated April 27, 2004
5.1+	Opinion of Katten Muchin Rosenman LLP
10.1*	Collaborative Research Agreement by and between The University of New South Wales and Cleveland BioLabs, Inc., dated as of June 23, 2003
10.2*	Restricted Stock Agreement between Cleveland BioLabs, Inc. and Michael Fonstein, dated as of July 5, 2003
10.3*	Restricted Stock Agreement between Cleveland BioLabs, Inc. and Yakov Kogan, dated as of July 5, 2003
10.4*	Restricted Stock Agreement between Cleveland BioLabs, Inc. and Andrei Gudkov, dated as of July 5, 2003
10.5*	Library Access Agreement by and between ChemBridge Corporation and Cleveland BioLabs, Inc., effective as of April 27, 2004
10.6*	Restricted Stock and Investor Rights Agreement between Cleveland BioLabs, Inc. and ChemBridge Corporation, dated as of April 27, 2004
10.7*	Common Stockholders Agreement by and among Cleveland BioLabs, Inc. and the stockholders named therein, dated as of July 1, 2004
10.8*	Exclusive License Agreement by and between The Cleveland Clinic Foundation and Cleveland BioLabs, Inc., effective as of July 1, 2004
10.9*	Employment Agreement by and between Cleveland BioLabs, Inc. and Dr. Michael Fonstein, dated August 1, 2004
10.10*	Employment Agreement by and between Cleveland BioLabs, Inc. and Dr. Yakov Kogan, dated August 1, 2004
10.11*	Consulting Agreement between Cleveland BioLabs, Inc. and Dr. Andrei Gudkov, dated August 1, 2004
10.12**
Cooperative Research and Development Agreement by and between the Uniformed Services University of the Health Sciences, the Henry M. Jackson Foundation for the Advancement of Military Medicine, Inc., the Cleveland Clinic Foundation, and Cleveland BioLabs, Inc., dated as of August 1, 2004

10.13*	Convertible Promissory Note of Cleveland BioLabs, Inc. to Children’s Cancer Institute Australia for Medical Research, dated October 18, 2004
10.14*	Convertible Promissory Note of Cleveland BioLabs, Inc. to Paul Haber & Michelle Haber ATF Haber Family Trust, dated November 23, 2004
10.15*	Convertible Promissory Note of Cleveland BioLabs, Inc. to Haber Norris Pty Ltd ATF Haber Norris Superannuation Fund, dated November 23, 2004
10.16*	Form of Stock Purchase Agreement between Cleveland BioLabs, Inc. and the Purchasers party thereto, dated as of March 15, 2005
10.17*	Form of Series A Rights Agreement by and among Cleveland BioLabs, Inc. and the parties thereto, dated as of March 15, 2005

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
10.18*	Employment Agreement by and between Cleveland BioLabs, Inc. and Dr. Elena Feinstein, dated June 1, 2005
10.19*	Employment Agreement by and between Cleveland BioLabs, Inc. and Dr. Farrel Fort, dated June 1, 2005
10.20*	Amendment to Employment Agreement by and between Cleveland BioLabs, Inc. and Dr. Farrel Fort, dated September 30, 2005
10.21*	Amendment to Consulting Agreement between Cleveland BioLabs, Inc. and Dr. Andrei Gudkov, dated as of January 23, 2006
10.22*	Amendment to Restricted Stock Agreement between Cleveland BioLabs, Inc. and Michael Fonstein, dated as of January 23, 2006
10.23*	Amendment to Restricted Stock Agreement between Cleveland BioLabs, Inc. and Yakov Kogan, dated as of January 23, 2006
10.24*	Amendment to Restricted Stock Agreement between Cleveland BioLabs, Inc. and Andrei Gudkov, dated as of January 23, 2006
10.25*	Amendment to Common Stockholders Agreement by and among Cleveland BioLabs, Inc. and the parties thereto, dated as of January 26, 2006
10.26*	Form of Amendment to Series A Rights Agreement by and among Cleveland BioLabs, Inc. and the parties thereto, dated as of February 17, 2006
10.27***	2006 Equity Incentive Plan
16.1*	Letter on change in certifying accountant
23.1	Consent of Meaden & Moore, Ltd.
23.2+	Consent of Katten Muchin Rosenman LLP (included in Exhibit 5.1)
24.1	Power of Attorney

*	Filed in connection with Amendment No. 1 to Registration Statement on Form SB-2 (No. 333-131918) as filed on April 25, 2006.
**	Filed in connection with Amendment No. 2 to Registration Statement on Form SB-2 (No. 333-131918) as filed on May 31, 2006.
***	Filed in connection with Amendment No. 3 to Registration Statement on Form SB-2 (No. 333-131918) as filed on July 10, 2006.
+	To be filed by amendment.